        MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                          FINANCIAL CONDITION ("MD&A")

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the interim consolidated financial statements of Kinross Gold Corporation ("Kinross" or the "Company") for the period ended March 31, 2005. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's restated annual audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2004 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided as a note to the annual audited financial statements. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three months ended March 31, 2005. This MD&A has been prepared as of February 15, 2006.

1.      OVERVIEW

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with the acquisition of mining interests, exploration and development of mining interests, mining and processing of gold and silver, regulatory and environmental compliance and general and administrative functions. The prices of gold and silver and many of the costs associated with the Company's operations are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost-effective producer.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

----------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED
                                                                          MARCH 31,                     CHANGE (b)
----------------------------------------------------------------------------------------------------------------------
(IN MILLIONS EXCEPT OUNCES AND PER SHARE AMOUNTS)                  2005                2004            2005 vs 2004
----------------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - produced (a)                               410,480             397,011                  3%
Average realized gold price ($/ounce)                            $      429          $      400                  7%
Metal sales                                                      $    179.8          $    154.8                 16%
Net earnings (loss)                                              $     (0.9)         $      7.7                  nm
Basic and diluted earnings (loss) per share                      $        -          $     0.02                  nm
Cash flow from operating activities                              $     26.8          $     15.0                 79%
----------------------------------------------------------------------------------------------------------------------

(a) Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the three months ended March 31, 2005 was 61.31:1, compared with 61.13:1 for the three months ended March 31, 2004.
(b)     "nm" refers to not meaningful.

2.      IMPACT OF KEY ECONOMIC TRENDS

Kinross' 2004 annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2004 Annual MD&A.

PRICE OF GOLD

The price of gold is the largest single factor in determining profitability and cash flow from operations. During the first quarter of 2005, the average market price of gold was $427 per ounce, compared with an average of $408 per ounce during the comparable period in 2004. During the first three months of 2005, the price of gold moved between a low of $411 per ounce to a high of $444 per ounce. During the quarter, the Company realized an average price of $429 per ounce on its sales of gold.

U.S. DOLLAR AGAINST FOREIGN CURRENCIES

Kinross receives its revenues through the sale of gold in U.S. dollars. However, for the Company's non-U.S. operations, a portion of the operating costs and capital expenditures are denominated in the local currency. Kinross' non-U.S. operations are located in Canada, Brazil, Chile and Russia, and movements in the exchange rate between the currencies of these countries and the U.S. dollar have an impact on profitability and cash flow. During the first quarter of 2005, compared with the same period in 2004, the Canadian dollar, Brazilian real, Chilean peso and the Russian ruble were all stronger against the U.S. dollar, resulting in increased costs to the Company.

INFLATIONARY COST PRESSURES

In addition to the weaker U.S. dollar, the Company's profitability has also been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Mining is an energy intensive activity and energy prices, in the form of both fuel and electricity, can have a significant impact on operations. Other consumables, such as steel, concrete and tires, have also had a recent increase in price. One of the goals of the Company's focus on continuous improvement is to seek to mitigate the impact of higher consumable prices by extending the life of capital assets and the efficient use of materials and supplies in general.

3.      DEVELOPMENTS

RESTATEMENT FOR CORRECTION OF FOREIGN CURRENCY IMPACT ON FUTURE TAX LIABILITIES

During its preparation of the interim financial statements for 2005, the Company and its auditors discovered an error relating to its audited financial statements for the years ended December 31, 2003 and 2004 and the respective interim periods. In the previously released financial statements the Company had not properly assessed the impact of changes in foreign currency rates affecting the timing differences resulting from a difference between accounting and tax basis, which form the basis for the future tax liabilities. As a result of the restatement, these liabilities are adjusted for changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact the foreign currency exchange rate related primarily to the future tax liabilities of the Brazilian operations. This non-cash adjustment had no impact on operating cash flows or cash balances previously reported. The financial statements for the respective interim periods in 2005 are not restated.

All amounts included in this report have been adjusted to reflect the 2004 restatement. The following is a summary of the effects of the aforementioned adjustments on our consolidated financial statements:

Consolidated balance sheets

==================================================================================================
                                                            AS
                                                        PREVIOUSLY                        AS
                                                        REPORTED (a)     ADJUSTMENTS   RESTATED
--------------------------------------------------------------------------------------------------
AS AT DECEMBER 31, 2004
LIABILITIES
  Future income and mining taxes                        $      90.6      $    32.9     $  123.5
COMMON SHAREHOLDERS' EQUITY
  Accumulated deficit                                   $    (487.7)     $   (33.7)    $ (521.4)
  Cumulative translation adjustment                     $      (2.0)     $     0.8     $   (1.2)
==================================================================================================

(a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

Consolidated statements of operations

        =========================================================================================================================
                                                                                 AS PREVIOUSLY
                                                                                  REPORTED (a)       ADJUSTMENTS   AS RESTATED
        -------------------------------------------------------------------------------------------------------------------------
        THREE MONTHS ENDED MARCH 31, 2004
        Operating earnings                                                        $       9.4        $       -     $       9.4
          Other (expense) income - net                                            $      (2.1)       $     0.8     $      (1.3)
        Earnings before taxes and other items                                     $       7.3        $     0.8     $       8.1
        Income and mining tax expense                                             $      (0.9)       $     0.7     $      (0.2)
        Non-controlling interest                                                  $         -        $       -     $         -
        Share in loss of investee companies                                       $         -        $       -     $         -
        Dividends on convertible preferred shares of subsidiary company           $      (0.2)       $       -     $      (0.2)
        Net earnings                                                              $       6.2        $     1.5     $       7.7
        Net earnings attributable to common shareholders                          $       6.2        $     1.5     $       7.7
        Earnings per share
          Basic and diluted                                                       $      0.02        $       -     $      0.02
        =========================================================================================================================

(a) As previously disclosed in the first quarter 2004 financial statements filed with regulators in November 2005.

AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION

On November  20,  2003,  Kinross  announced  that it had  executed a  definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north-central Washington State, approximately 70 kilometres by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") transaction, the completion of the registration statement has been delayed.

On January 7, 2005, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also purchased a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown has the right to convert all amounts due under this debenture to shares of its common stock by providing 30 days' prior notice to Kinross.

As a result of the restatement of the years ended December 31, 2004 and 2003, for the correction of the foreign currency impact on future tax liabilities, the Company plans to engage in further discussions with Crown to determine the future process for this transaction.

SALE OF AQUARIUS GOLD PROPERTY

On December 7, 2005, Kinross signed a letter of intent to sell its Aquarius gold property to St Andrew Goldfields Ltd. ("St Andrew") in exchange for 100 million common shares of St Andrew and warrants to acquire 25 million St Andrew common shares at a price of CDN$0.17 per share for a period of 24 months. Based on an estimated market value of $14.3 million for the consideration to be received and a carrying value for the Aquarius gold property of $51.1 million, the Company will record an impairment of $36.8 million on the property in the third quarter of 2005.

RESERVE INCREASE AT PARACATU

On November 21, 2005, the Company announced that estimated proven and probable reserves at the Paracatu mine in Brazil had increased to 13.3 million ounces, an increase of 4.8 million ounces above the reserves reported at December 31, 2004. The increase was the result of a drill program initiated at the minesite in January 2005, following the purchase of the remaining 51% of Paracatu from Rio Tinto Plc. on December 31, 2004. The current reserves were estimated, as at October 31, 2005, using a gold price of $400 per ounce, compared with $350 per ounce at December 31, 2004.(1)

SALE OF INTEREST IN KINROSS FORREST

On September 2, 2005, the Company agreed to sell 23.33% of the shares of Kinross Forrest Ltd. ("KF Ltd.") to Balloch Resources Ltd. ("Balloch") and retain 11.67% of the initial interest. The payment of the consideration for the sale of such shares in the amount of CDN $5.5 million is subject to the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch of at least CDN $10 million. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement, which was completed on October 19, 2005, Mr. Ditto was appointed President and Chief Executive Officer of Balloch. Mr. Robert Buchan, a former officer and director of the Company, was also appointed the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga Mining Ltd.


------------------------
(1) For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's Annual Information Form.

4.      CONSOLIDATED  FINANCIAL  RESULTS FOR THE FIRST  QUARTER  ENDED MARCH 31,
        2005

SUMMARY OF CONSOLIDATED FINANCIAL AND OPERATING PERFORMANCE

---------------------------------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,                    CHANGE
---------------------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT OUNCES AND PER SHARE AMOUNTS)             2005              2004           2005 vs 2004
---------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - sold (b)                              415,768           387,480                 7%
Gold ounces - sold                                             401,114           374,126                 7%
Silver ounces - sold                                           898,454           816,313                10%
Average realized gold price ($/ounce)                        $     429         $     400                 7%
Gold sales - revenue                                         $   172.2         $   153.8                12%
Gold deferred revenue (expense) realized                          (0.3)             (4.1)               93%
Silver sales revenue                                               7.9               5.1                55%
                                                             ---------         ---------           ---------
Total metal sales                                            $   179.8         $   154.8                16%
Operating earnings                                           $       -         $     9.4              (100%)
Net earnings (loss)                                          $    (0.9)        $     7.7                 nm
Basic and diluted earnings (loss) per share                  $       -         $    0.02              (100%)
---------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
                                                                 AS AT             As at
                                                             MARCH 31,      December 31,
                                                                  2005              2004
--------------------------------------------------------------------------------------------
Cash and cash equivalents                                    $    52.5         $    47.9
Current assets                                               $   205.4         $   206.9
Total assets                                                 $ 1,837.0         $ 1,834.2
Current liabilities                                          $   157.2         $   172.8
Total liabilities                                            $   549.5         $   547.1
Shareholders' equity                                         $ 1,287.5         $ 1,287.1
--------------------------------------------------------------------------------------------

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o The Company's share of gold equivalent ounces sold for the three months ended March 31, 2005 was 7% higher than the corresponding period in
        2004. Increased attributable production at Paracatu, Kubaka and Musselwhite more than offset lower production from La Coipa, Kettle River and the shutdown of New Britannia and Lupin.
o Revenues from metal sales increased by 16% period-over-period due to a higher number of gold equivalent ounces sold and a higher realized gold price. The Company sold 401,114 ounces of gold at a realized gold price of $429 per ounce, compared with 374,126 ounces of gold at an average realized price of $400 per ounce during the prior year's quarter.
o Despite the increased production and revenue, operating earnings were down by $9.4 million. The drop in operating earnings during the current quarter was largely due to a 22% increase in cost of sales, a 48% increase in general and administrative expenses and a 14% increase in depreciation, depletion and amortization.
o Cost of sales increased by 22% due to the inclusion of 100% of Paracatu (up from 49% in 2004) and higher costs at Round Mountain, Kubaka and La Coipa. This was partially offset by lower cost of sales at Fort Knox.
o The decrease in operating earnings resulted in a decrease in net earnings from $7.7 million in the first quarter of 2004 to a net loss of $0.9 million in the first quarter of 2005. The drop was also the result of an increased provision for income and mining taxes. This was partially offset by net other income of $1.7 million during the first quarter of 2005, versus net other expense of $1.3 million during the first quarter of 2004.
o Cash flow provided by operating activities increased by 79%, from $15.0 million in the first quarter of 2004 to $26.8 million during the same period in 2005. Cash flow provided by operating activities increased due to a higher realized gold price and a lower increase in working capital requirements in 2005 versus 2004. During the three months ended March 31, 2005, cash increased $4.6 million; from $47.9 million at December 31, 2004 to $52.5 million at March 31, 2005.

SEGMENT EARNINGS

-----------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                                            THREE MONTHS ENDED,
                                                               MARCH 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                                              $    4.6       $    5.7      $    (1.1)         (19%)
  Paracatu (a)                                                2.1            2.5           (0.4)         (16%)
  Round Mountain                                              4.3            8.2           (3.9)         (48%)
  Porcupine Joint Venture                                     2.8            1.4            1.4          100%
  La Coipa                                                    0.1            2.4           (2.3)         (96%)
  Crixas                                                      3.8            3.4            0.4           12%
  Musselwhite                                                (1.1)          (1.1)             -            0%
  Kubaka                                                      0.4            2.2           (1.8)         (82%)
  Other operations (b)                                       (1.6)          (2.2)           0.6           27%
CORPORATE & OTHER                                           (15.4)         (13.1)          (2.3)         (18%)
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                    $      -       $    9.4      $    (9.4)        (100%)
-----------------------------------------------------------------------------------------------------------------

(a) On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine. For the three months ended March 31, 2004, the Company had only a 49% interest, which has been reflected in the segment earnings.
(b)     Other operations include Kettle River, Refugio, Lupin and New Britannia.

MINING OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - U.S.A
-----------------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED,
                                                               MARCH 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's)                                     3,007          3,216           (209)          (6%)
Grade (grams/tonne)                                           0.88           0.91          (0.03)          (4%)
Recovery (%)                                                 87.1%          81.1%           6.0%            7%
Gold equivalent ounces
    Produced                                                73,953         75,980         (2,027)          (3%)
    Sold                                                    70,876         86,355        (15,479)         (18%)

FINANCIAL DATA (in US$ millions)
Metal sales                                              $    30.5      $    35.8      $    (5.3)         (15%)
Cost of sales (a)                                             17.5           22.7           (5.2)         (23%)
Accretion                                                      0.3            0.3              -            0%
Depreciation, depletion and amortization                       7.7            7.1            0.6            8%
-----------------------------------------------------------------------------------------------------------------
                                                               5.0            5.7           (0.7)         (12%)
Exploration                                                    0.1              -            0.1            nm
Other                                                          0.3              -            0.3            nm
-----------------------------------------------------------------------------------------------------------------
Segment earnings                                         $     4.6      $     5.7      $    (1.1)         (19%)
-----------------------------------------------------------------------------------------------------------------

(a)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998.

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o Gold equivalent production was lower by approximately 3%, reflecting a decrease in tonnes processed and lower grade. The shortfall was due to the suspension of mining of the True North deposit in December 2004 and a pit slope failure in January 2005 impacting the planned ore release from the Fort Knox pit. Higher recovery in the first quarter of 2005 partially offset the shortfall in tonnes processed and lower grade.
o Tonnes processed and grade decreased in the first quarter of 2005 due to processing only harder ore from the Fort Knox pit as compared to blending the Fort Knox ore with the softer, higher grade True North ore in the first quarter of 2004.
o Revenues from metal sales were down by 15% due to producing and selling fewer ounces, partially offset by higher realized gold prices.
o Cost of sales decreased by 23% in the first quarter of 2005 due to fewer tonnes being processed and fewer ounces sold and suspension of mining at True North.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - U.S.A
-----------------------------------------------------------------------------------------------------------------
                                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS (a)
Tonnes processed (000's) (b)                                16,496         17,434           (938)          (5%)
Grade (grams/tonne)                                           0.65           0.69          (0.04)          (6%)
Gold equivalent ounces
    Produced                                                95,393         94,984            409            0%
    Sold                                                    92,844         89,601          3,243            4%

FINANCIAL DATA (in US$ millions)
Metal sales                                              $    39.9      $    36.8      $     3.1            8%
Cost of sales (c)                                             24.1           17.6            6.5           37%
Accretion                                                      0.5            0.5              -            0%
Depreciation, depletion and amortization                      10.9           10.5            0.4            4%
-----------------------------------------------------------------------------------------------------------------
                                                               4.4            8.2           (3.8)         (46%)
Exploration                                                    0.1            0.1              -            0%
Other                                                            -           (0.1)           0.1         (100%)
-----------------------------------------------------------------------------------------------------------------
Segment earnings                                         $     4.3      $     8.2      $    (3.9)         (48%)
-----------------------------------------------------------------------------------------------------------------

(a) Due to the nature of heap leach operations recovery rates cannot be accurately measured on a quarterly basis.
(b)     Tonnes processed represent 100% of mine production.
(c)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003.

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o Gold equivalent ounces produced in the first quarter of 2005 were similar to the comparable period in 2004. Tonnes processed were lower due to the use of equipment in mining waste.
o Revenue increased by 8% as a result of a higher realized gold price and more ounces being sold.
o Cost of sales increased by 37% due to the increased number of ounces being sold, higher electricity prices and cost increases in other required supplies and operating expenses.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA
-----------------------------------------------------------------------------------------------------------------
                                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)                                 1,074            984             90            9%
Grade (grams/tonne)                                           3.14           3.65          (0.51)         (14%)
Recovery (%)                                                 92.0%          92.0%           0.0%            0%
Gold equivalent ounces
    Produced                                                52,891         51,867          1,024            2%
    Sold                                                    50,060         51,682         (1,622)          (3%)

FINANCIAL DATA (in US$ millions)
Metal sales                                              $    22.0      $    20.4      $     1.6            8%
Cost of sales (b)                                             13.3           12.6            0.7            6%
Accretion                                                      0.2            0.2              -            0%
Depreciation, depletion and amortization                       4.7            5.4           (0.7)         (13%)
-----------------------------------------------------------------------------------------------------------------
                                                               3.8            2.2            1.6           73%
Exploration                                                    1.0            0.8            0.2           25%
Other                                                            -              -              -            0%
-----------------------------------------------------------------------------------------------------------------
Segment earnings                                         $     2.8      $     1.4      $     1.4          100%
-----------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. by combining each company's gold mining operations in the Porcupine district of Timmins, Ontario.

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o Gold production for the first quarter of 2005 increased slightly over the comparable period in 2004 due to higher mill throughput as a result of the completion of the mill expansion during the fourth quarter of 2004. The mill expansion included increased grinding and leaching capacity for the harder ores anticipated from the Pamour open pit. Grade was higher than planned, but 14% lower quarter-over-quarter. The reduction reflects 16% lower grade from the Dome open pit and no production from the Dome underground mine, which was placed in care and maintenance during the second quarter of 2004.
o Metal sales for the quarter increased by $1.6 million, or 8%, as a result of higher realized gold prices, partially offset by fewer ounces being sold.
o Despite fewer ounces being sold, cost of sales increase by 6%. The increase was the result of higher energy and other commodity costs along with a 7% appreciation in the Canadian dollar against the U.S. dollar compared with the first quarter of 2004.

PARACATU (100% OWNERSHIP AND OPERATOR) - BRAZIL
-----------------------------------------------------------------------------------------------------------------
                                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)                                 3,900          4,499           (599)         (13%)
Grade (grams/tonne)                                           0.42           0.45          (0.03)          (7%)
Recovery (%)                                                 76.9%          75.6%           1.3%            2%
Gold equivalent ounces
    Produced                                                40,609         24,340         16,269           67%
    Sold                                                    43,484         23,155         20,329           88%

FINANCIAL DATA (in US$ millions)
Metal sales                                              $    18.6      $     9.5      $     9.1           96%
Cost of sales (c)                                             12.3            4.5            7.8          173%
Accretion                                                      0.2            0.1            0.1          100%
Depreciation, depletion and amortization                       3.6            2.4            1.2           50%
-----------------------------------------------------------------------------------------------------------------
                                                               2.5            2.5              -            0%
Exploration                                                    0.4              -            0.4            nm
-----------------------------------------------------------------------------------------------------------------
Segment earnings                                         $     2.1      $     2.5      $    (0.4)         (16%)
-----------------------------------------------------------------------------------------------------------------

(a) On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine. For the three months ended March 31, 2004, the Company had only a 49% interest, which has been reflected in the segment earnings.
(b)   Tonnes processed represent 100% of mine production.
(c)   Cost  of   sales   excludes   accretion,   depreciation,   depletion   and
      amortization.

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003.

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o Production during the first quarter of 2005 increased by 67% over the corresponding quarter. The increase was due to the December 31, 2004 purchase of the remaining 51% of the mine. However, on a 100% basis, production was down 18% quarter-over-quarter. The decrease was due to fewer tonnes being processed at a lower grade, partially offset by a higher recovery. Fewer tonnes were processed due to planned mill stoppages for repairs during the quarter.
o Revenues from metal sales increased by 96% as a result of an 88% increase in the number of ounces sold and a higher realized gold price.
o Cost of sales increased by 173% quarter-over-quarter. On a 100% basis, costs of sales increased by 34%. The increase was the result of the appreciation of the Brazilian real, along with higher energy and consumable costs. This was partially offset by fewer ounces being sold on a 100% basis versus the comparable quarter in 2004.

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE
-----------------------------------------------------------------------------------------------------------------
                                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)                                 1,702          1,593            109            7%
Grade (grams/tonne)
        - Gold                                                0.99           1.38          (0.39)         (28%)
        - Silver                                             47.02          54.53          (7.51)         (14%)
Recovery (%)
        - Gold                                               81.8%          82.4%          (0.6%)          (1%)
        - Silver                                             57.9%          49.3%           8.6%           17%
Gold equivalent ounces
    Produced                                                34,024         40,549         (6,525)         (16%)
    Sold                                                    41,459         38,609          2,850            7%

FINANCIAL DATA (in US$ millions)
Metal sales                                              $    17.6      $    15.8      $     1.8           11%
Cost of sales (b)                                             12.5            8.3            4.2           51%
Accretion                                                      0.1            0.1              -            0%
Depreciation, depletion and amortization                       4.4            5.0           (0.6)         (12%)
-----------------------------------------------------------------------------------------------------------------
                                                               0.6            2.4           (1.8)         (75%)
Exploration                                                    0.2              -            0.2            nm
Other                                                          0.3              -            0.3            nm
-----------------------------------------------------------------------------------------------------------------
Segment earnings                                         $     0.1      $     2.4      $    (2.3)         (96%)
-----------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003.

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o Gold equivalent production decreased 16% during the first quarter of 2005 mainly due to lower gold and silver grades. The lower grades were a result of pit slope failures that occurred in the Brecha Norte and Coipa Norte pits. The ratio to convert silver into gold equivalent ounces was similar quarter-over-quarter.
o Despite the reduced production, the sale of gold equivalent ounces increased by 7%, which along with a higher realized gold price, increased revenues from metal sales by 11%.
o Cost of sales increased by 51% between the first quarter of 2005 and the first quarter of 2004. The increase was due to an increase in the number of ounces sold, a 2% appreciation of the Chilean peso against the U.S. dollar and higher power and fuel costs.

CRIXAS (50% OWNERSHIP, ANGLOGOLD ASHANTI 50%, OPERATOR) - BRAZIL
-----------------------------------------------------------------------------------------------------------------
                                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)                                   188            183              5            3%
Grade (grams/tonne)                                           8.37           7.90           0.47            6%
Recovery (%)                                                 95.6%          95.4%           0.2%            0%
Gold equivalent ounces
    Produced                                                24,192         22,511          1,681            7%
    Sold                                                    24,154         23,376            778            3%

FINANCIAL DATA (in US$ millions)
Metal sales                                              $    10.3      $     9.5      $     0.8            8%
Cost of sales (b)                                              3.5            3.0            0.5           17%
Accretion                                                        -              -              -            0%
Depreciation, depletion and amortization                       2.9            3.0           (0.1)          (3%)
-----------------------------------------------------------------------------------------------------------------
                                                               3.9            3.5            0.4           11%
Exploration                                                    0.1            0.1              -            0%
-----------------------------------------------------------------------------------------------------------------
Segment earnings                                         $     3.8      $     3.4      $     0.4           12%
-----------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.

The Company acquired its ownership interest in the Crixas underground mine, located in the State of Goias, upon completion of the combination with TVX on January 31, 2003.

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o Gold production increased by 7% during the first quarter of 2005 compared with the corresponding period in 2004. The increase was due to higher grade and increased throughput.
o Higher revenues from metal sales were the result of an increased number of ounces sold and a higher realized gold price.
o Cost of sales increased by 17% due to an increase in the number of ounces sold along with an 8% appreciation of the Brazilian real against the U.S. dollar during the first quarter of 2005 compared with the same period in 2004.

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA
-----------------------------------------------------------------------------------------------------------------
                                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)                                   355            364             (9)          (2%)
Grade (grams/tonne)                                           6.00           4.96           1.04           21%
Recovery (%)                                                 95.5%          95.0%           0.5%            1%
Gold equivalent ounces
    Produced                                                21,544         17,549          3,995           23%
    Sold                                                    20,340         19,203          1,137            6%

FINANCIAL DATA (in US$ millions)
Metal sales                                              $     8.8      $     8.0      $     0.8           10%
Cost of sales (b)                                              6.4            5.6            0.8           14%
Accretion                                                        -              -              -            0%
Depreciation, depletion and amortization                       3.1            2.9            0.2            7%
-----------------------------------------------------------------------------------------------------------------
                                                              (0.7)          (0.5)          (0.2)         (40%)
Exploration                                                    0.4            0.6           (0.2)         (33%)
-----------------------------------------------------------------------------------------------------------------
Segment loss                                             $    (1.1)     $    (1.1)     $       -            0%
-----------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.

The Company acquired its ownership interest in the Musselwhite underground mine, located in north-western Ontario, upon completion of the combination with TVX on January 31, 2003.

FIRST QUARTER 2005 VS. FIRST QUARTER 2004

o Gold production was 23% higher due to higher-grade ore and better mill recovery, offset by slightly lower throughput. Grade improved between the first quarter of 2004 and the first quarter of 2005 as a result of increased higher-grade underground ore in 2005, versus the lower grade ore from the open pit mining in 2004.
o Metal sales increased by 10% due to higher gold prices and an increased in the number of ounces sold.
o Cost of sales increased by 14% due to an increased portion of higher cost underground tonnes mined and higher energy and other commodity costs. Cost of sales was also negatively impacted by a 7% appreciation in the Canadian dollar against the U.S. dollar in the first quarter of 2005 compared with the first quarter of 2004.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA
-----------------------------------------------------------------------------------------------------------------
                                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)                                     208            218            (10)           (5%)
Grade (grams/tonne)                                             7.04           4.30           2.74            64%
Recovery (%)                                                   97.7%          97.0%             1%             1%
Gold equivalent ounces produced
    Produced                                                  46,162         29,259         16,903            58%
    Sold                                                      42,156         28,382         13,774            49%

FINANCIAL DATA (in US$ millions)
Metal sales                                               $     18.3     $     12.0      $     6.3            53%
Cost of sales (b)                                               13.5            7.7            5.8            75%
Accretion                                                        0.1            0.1              -             0%
Depreciation, depletion and amortization                         3.7            1.7            2.0           118%
------------------------------------------------------------------------------------------------------------------
                                                                 1.0            2.5           (1.5)          (60%)
Exploration                                                      0.5            0.1            0.4           400%
Other                                                            0.1            0.2           (0.1)          (50%)
------------------------------------------------------------------------------------------------------------------
Segment earnings                                          $      0.4     $      2.2      $    (1.8)          (82%)
------------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.

Kinross acquired a 54.7% interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia, in three transactions in 1998 and 1999. On February 28, 2003, the Company completed a step-up transaction to bring its ownership interest to the current 98.1%.

FIRST QUARTER OF 2005 VS. FIRST QUARTER OF 2004

o Gold production was 58% higher in the first quarter of 2005 versus the first quarter of 2004 due to higher grade and recovery, partially offset by lower mill throughput.
o Revenues from metal sales were up by 53% due to an increase in ounces sold and a higher realized gold price.
o Cost of sales increased by 75% largely due to an increase in the number of ounces being sold and the processing of the higher cost Birkachan ore from stockpile.
o Depreciation, depletion and amortization was up 118% quarter-over-quarter due to the increase production and sales and the higher rate of depreciation following the decision to close the mine at the end of 2005.

OTHER OPERATING SEGMENTS

REFUGIO (50% OWNERSHIP AND OPERATOR) - CHILE

Kinross acquired its 50% interest in the Refugio open pit mine, located 120 kilometres northeast of Copiapo, Chile, in 1998. In 2001, due to low gold prices and operational difficulties, mining activities were suspended and the operation was placed on care and maintenance. In late 2002, a multi-phase exploration program commenced and in 2003 it was determined that the mine would be recommissioned.

The mine is expected to achieve its continuous production rate of 40,000 tonnes per day by year-end 2005. The Company's share of the capital cost is expected to total approximately $67 million, which is above budget. The increased costs were due to unexpected delays and higher input costs. The recommissioned mine will be capable of producing approximately 115,000 to 130,000 ounces annually, to Kinross' account.

KETTLE RIVER (100% OWNERSHIP AND OPERATOR) - U.S.A.

Kinross acquired Kettle River, located in the state of Washington, U.S.A., upon completion of the combination with Echo Bay on January 31, 2003. At the time of acquisition the mine was shutdown. The Company recommenced operations in late December 2003. Gold equivalent production was 18,766 ounces during the first quarter of 2005, down 26% from the corresponding period in 2004. Production was lower due to a reduction in tonnes processed resulting from a planned decrease in mining activity at Emanuel Creek and continuing ground problems at the mine.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization was $44.3 million in the first quarter of 2005 compared with $38.7 million in the first quarter of 2004, an increase of 14%. Depreciation, depletion and amortization increased at Paracatu with the acquisition of the remaining 51% of the mine and at Kubaka with the increase in the number of ounces sold and a reduced reserve base.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expense for the first quarter of 2005 was $4.9 million, compared with $3.5 million for the comparable period in 2004, an increase of 40%. The increase is largely the result of the 2004 expenditures being lower than planned as certain projects were delayed. The focus of the Company's exploration program is to replace and increase reserves at existing mines and increase reserves at its development projects.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expense for the three months ended March 31, 2005 was $10.2 million, compared with $6.9 million for the comparable period in 2004, an increase of 48%. The increase was largely the result of increased professional fees resulting from the review of the accounting for the acquisition of TVX and Echo Bay, and the strength of the Canadian dollar against the U.S. dollar.

OTHER INCOME (EXPENSE) - NET

-----------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
Interest and other income                                $    1.9      $     1.8          0.1             6%
Interest expense                                             (1.9)          (0.6)        (1.3)         (217%)
Foreign exchange gains (losses)                               1.7           (1.7)         3.4             nm
Non-hedge derivative losses                                     -           (0.8)         0.8           100%
-----------------------------------------------------------------------------------------------------------------
Other income (expense) - net                             $    1.7      $    (1.3)         3.0             nm
-----------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense totalled $1.9 million during the first quarter of 2005, an increase of $1.3 million from the same period in 2004. The increased interest expense is the result of increased long-term debt including the LIBOR loan under the credit facility.

NON-HEDGE DERIVATIVE LOSSES

Premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized in the current period. During the first three months of 2004, the Company recorded an increase to the liability on call options sold of $0.8 million.

FOREIGN EXCHANGE GAINS (LOSSES)

During the first quarter of 2004, the Company recorded a net gain on foreign currency translation and transactions of $1.7 million, compared with a net loss for the comparative period in 2004 of $1.7 million.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the period. Exchange gains and losses are included in income.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax. During the first quarter of 2005, the Company recorded a provision for income and mining taxes of $2.6 million on earnings before tax of $1.7 million. During the corresponding period in 2004, the Company recorded a provision for income and mining taxes of $0.2 million on earnings before tax of $8.1 million. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

RELATED PARTY TRANSACTIONS

On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch and retain 11.67% of the initial interest. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement which was completed on October 19, 2005, Mr. Ditto was appointed President and Chief Executive Officer of Balloch. Further discussion on the sale of KF Ltd. to Balloch is included above in the "Developments" section.

5.      LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity for the three months ended March 31, 2005 and 2004:

-----------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
Cash flow:
   Provided from operating activities                    $   26.8      $    15.0      $    11.8           79%
   Used in investing activities                             (38.8)         (19.1)         (19.7)        (103%)
   Provided by (used in) financing acitvities                16.6          (23.9)          40.5            nm
Effect of exchange rate changes on cash                         -           (0.2)           0.2          100%
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and
   cash equivalents                                           4.6          (28.2)          32.8            nm
Cash and cash equivalents:
   Beginning of period                                       47.9          245.8         (197.9)         (81%)
-----------------------------------------------------------------------------------------------------------------
   End of period                                         $   52.5      $   217.6      $  (165.1)         (76%)
-----------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Cash flow provided by operating activities was $26.8 million in the three months ended March 31, 2005, compared with $15.0 million in the corresponding period in 2004, an increase of 79%. Cash flow provided by operating activities increased due to a higher realized gold price and a smaller increase in working capital requirements in 2005 versus 2004.

INVESTING ACTIVITIES

Net cash used in investing activities was $38.8 million in the first quarter of 2005, versus $19.1 million in the same period in 2004. The increase was due to a 92% increase in additions to property, plant and equipment, from $19.8 million in the first quarter of 2004 to $38.1 million in the first quarter of 2005. The following provides a breakdown of capital expenditures:

-----------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                                           Three months ended,
                                                               March 31,                   2005 VS 2004
                                                      -----------------------------------------------------------
                                                           2005           2004         Change $      Change %
-----------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                                              $   10.5       $     7.2     $     3.3           46%
  Paracatu (a)                                                3.9             0.7           3.2          457%
  Round Mountain                                              1.0             1.8          (0.8)         (44%)
  Porcupine Joint Venture                                     6.1             2.3           3.8          165%
  La Coipa                                                    1.0             0.3           0.7          233%
  Crixas                                                      1.4             0.7           0.7          100%
  Musselwhite                                                 1.2             0.4           0.8          200%
  Kubaka                                                      0.1             4.5          (4.4)         (98%)
  Other operations                                           12.6             1.7          10.9          641%
CORPORATE & OTHER                                             0.3             0.2           0.1           50%
-----------------------------------------------------------------------------------------------------------------
                                                         $   38.1       $    19.8     $    18.3           92%
-----------------------------------------------------------------------------------------------------------------

(a) On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine. For the three months ended March 31, 2004, the Company had only a 49% interest.

Capital expenditures in the first quarter of 2005 included costs related to accessing phase five and phase six ore zones at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture, costs at Paracatu related to the mine and mill expansion and continued recommissioning costs at Refugio.

FINANCING ACTIVITIES

Net cash of $16.6 million was provided by financing activities in the first quarter of 2005. This was primarily from proceeds from the issuance of debt of $16.4 million, which related largely to the $15.0 million increase to the LIBOR loan drawn on the Company's revolving credit facility. In the first quarter of 2004, the Company used cash of $23.9 million in financing activities. During this period the Company repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

As of February 8, 2006, there were 345.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.4 million share purchase options outstanding under its share option plan and 8.3 million common share purchase warrants outstanding.

BALANCE SHEET
--------------------------------------------------------------------------------
IN US$ MILLIONS                                          AS AT:
                                          --------------------------------------
                                              March 31,         December 31,
                                                2005                2004
--------------------------------------------------------------------------------

Cash and cash equivalents                    $     52.5         $      47.9
Current assets                               $    205.4         $     206.9
Total assets                                 $  1,837.0         $   1,834.2
Current liabilities                          $    157.2         $     172.8
Total debt (a)                               $    155.1         $     138.8
Total liabilities (b)                        $    549.5         $     547.1
Shareholders' equity                         $  1,287.5         $   1,287.1
--------------------------------------------------------------------------------
Statistics
        Working capital                      $     48.2         $      34.1
        Working capital ratio (c)                  1.31x               1.20x
--------------------------------------------------------------------------------

(a) Includes long-term debt plus the current portion thereof and preferred shares.
(b)     Includes preferred shares and non-controlling interest.
(c)     Current assets divided by current liabilities.

Cash during the quarter increased by $4.6 million to $52.5 million, with cash provided from operating and financing activities more than offsetting the use of cash in investing activities. During the quarter, the Company's net debt position (cash and cash equivalents less long-term debt) increased from $75.0 million to $86.5 million. The Company's net working capital increased from $34.1 million to $48.2 million during the quarter due to the increase in cash along with an increase in inventories and a decrease in account payables and accrued liabilities.

CREDIT FACILITY

In December 2004, the Company replaced its $125 million credit facility with a new three-year $200 million revolving credit facility, which allowed for the limit to be increased to $300 million. The Company borrowed $105.0 million under the facility to help finance the acquisition of the remaining 51% interest in the Paracatu mine. In February 2005, the limit was increased by $15 million, which the Company drew down on as a LIBOR loan for working capital purposes. In March 2005, the limit was increased by $10 million to allow for the issue of additional letters of credit. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008.

LIQUIDITY OUTLOOK

The major uses of cash for the remainder of 2005, outside of operating activities and general and administrative costs, include: reclamation and remediation obligation, explorations and business development expense, and additions to property, plant and equipment. As of March 31, 2005, $5.5 million has been spent on reclamation and remediation expenditures, with a full year forecast for 2005 of approximately $24 million. In the first quarter, exploration and business development expenditures of $4.9 million, of an expected $22 million for the year, have been incurred. Additions to property, plant and equipment have totalled $38.1 million during the first three months, with a full year forecast of approximately $165 million to be spent.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Kinross has entered into an agreement to acquire Crown Resources Corporation ("Crown") in exchange for the issuance of Kinross' common shares. Kinross will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is discussed in the section entitled "Developments". For a schedule of contractual obligations please refer to the Company's 2004 Annual MD&A.

HEDGING ACTIVITIES

From time-to-time, the Company manages its exposure to fluctuation in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the risk management policy approved by the Company's Board of Directors.

GOLD

At December 31, 2003, the Company had deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million. However, this loss was not recognized on the consolidated financial statements. Beginning on January 1, 2004, with the Adoption of Accounting Guideline 13, "Hedging Relationships ("AcG-13"), these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts in 2004 and 2005. During the three months ended March 31, 2004, the Company recognized a loss on $4.4 million on the delivery of 30,000 ounces. In the second quarter of 2004, the Company delivered 55,000 ounces into these contracts and financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes the remaining portion of the unrealized loss, as determined on December 31, 2003, remained to be recognized into earnings in accordance with the original maturity dates of the contracts.

During the three months ended March 31, 2005, the Company recognized a loss of $1.6 million related to the loss on the deferred contracts and the balance of $3.1 million will be recognized in earnings in the second quarter of 2005.

FOREIGN CURRENCY

From time-to-time, the Company uses fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$28.4 million at an average exchange rate of 1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, with the adoption of AcG-13, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During both the three months ended March 31, 2004 and 2005, the Company recognized into earnings $0.4 million of the deferred gain. The remaining deferred gain of $0.5 million will be recognized into earnings during the second quarter of 2005. Both the realized and unrealized net gains during 2005 from the strengthening of the Canadian dollar against the U.S. dollar have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses.

For details on the hedging activities please refer to Note 6 "Financial instruments" of the accompanying consolidated financial statements.

6.      CRITICAL ACCOUNTING POLICIES

In the 2004 annual MD&A there is a full discussion and description of the Company's critical accounting policies. The preparation of the Company's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These are fully described in the 2004 annual MD&A.

7.      RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES

For a discussion of recent pronouncements and accounting changes please refer to
Note 4 of the accompanying interim consolidated financial statements for the period ended March 31, 2005.

8.      RISK ANALYSIS AND ADDITIONAL INFORMATION

The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2004 annual MD&A, the Annual Information Form and other filings, which are available on the Company's website www.kinross.com and on www.sedar.com or are available upon request from the Company.

9.      SUMMARY OF QUARTERLY RESULTS

------------------------------------------------------------------------------------------------------------------------------------
                                           Q3        Q2        Q1         Q4        Q3         Q2        Q1         Q4         Q3
------------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)   2005      2005      2005       2004      2004       2004      2004       2003       2003
------------------------------------------------------------------------------------------------------------------------------------
Total metal sales                       $ 179.8   $ 179.2   $ 174.6    $ 158.2   $ 154.8    $ 143.3   $ 153.8    $ 157.8    $ 117.0
Net earnings (loss)                     $  (0.9)  $ (88.0)  $   5.5    $  11.7   $   7.7    $(372.8)  $ (11.9)   $ (27.5)   $ (25.5)
Net earnings (loss) attributable to
  common shares                         $  (0.9)  $ (88.0)  $   5.5    $  11.7   $   7.7    $(372.8)  $   2.4    $ (29.7)   $ (27.6)
Basic and diluted earnings (loss)
  per share                             $     -   $ (0.25)  $  0.02    $  0.03   $  0.02    $ (1.21)  $  0.01    $ (0.09)   $ (0.11)
------------------------------------------------------------------------------------------------------------------------------------

Cash flow provided from (used in)
  operating activities                  $  26.8   $  57.9   $  62.9    $  25.4   $  15.0    $  18.7   $  36.7    $  18.1    $  16.0
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)
=============================================================================================================================
                                                                                                         AS AT
                                                                                         ------------------------------------
                                                                                             MARCH 31,         DECEMBER 31,
                                                                                               2005                2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                               Restated (a)
ASSETS
  Current assets
    Cash and cash equivalents                                                             $          52.5    $          47.9
    Restricted cash                                                                                   1.4                1.4
    Short-term investments                                                                            3.6                5.7
    Accounts receivable and other assets                                 NOTE 5                      31.6               40.9
    Inventories                                                          NOTE 5                     116.3              111.0
                                                                                         ------------------------------------
                                                                                                    205.4              206.9
  Property, plant and equipment                                          NOTE 5                   1,239.6            1,244.1
  Goodwill                                                               NOTE 5                     329.9              329.9
  Long-term investments                                                  NOTE 5                      26.1               25.7
  Deferred charges and other long-term assets                            NOTE 5                      36.0               27.6
                                                                                         ------------------------------------
                                                                                          $       1,837.0    $       1,834.2
                                                                                         ====================================
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                             NOTE 5           $         129.9    $         143.2
    Current portion of long-term debt                                    NOTE 7                       6.1                6.0
    Current portion of reclamation and remediation obligations                                       21.2               23.6
                                                                                         ------------------------------------
                                                                                                    157.2              172.8
  Long-term debt                                                         NOTE 7                     132.9              116.9
  Reclamation and remediation obligations                                                           108.4              108.1
  Future income and mining taxes                                                                    123.8              123.5
  Other long-term liabilities                                                                        10.9                9.5
  Redeemable retractable preferred shares                                                             2.6                2.6
                                                                                         ------------------------------------
                                                                                                    535.8              533.4
                                                                                         ------------------------------------
COMMITMENTS AND CONTINGENCIES                                            NOTE 11
                                                                                         ------------------------------------
NON-CONTROLLING INTEREST                                                                              0.2                0.4
                                                                                         ------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                                   13.5               13.3
                                                                                         ------------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants                NOTE 8                   1,776.1            1,775.8
  Contributed surplus                                                                                34.9               33.9
  Accumulated deficit                                                                              (522.3)            (521.4)
  Cumulative translation adjustments                                                                 (1.2)              (1.2)
                                                                                         ------------------------------------
                                                                                                  1,287.5            1,287.1
                                                                                         ------------------------------------
                                                                                          $       1,837.0    $       1,834.2
                                                                                         ====================================

TOTAL ISSUED AND OUTSTANDING COMMON SHARES (millions)                                               345.2              345.1
=============================================================================================================================

                    The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of U.S. dollars, except per share amounts) (unaudited)
=======================================================================================================================
                                                                                             THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                      ---------------------------------
                                                                                            2005             2004
-----------------------------------------------------------------------------------------------------------------------
                                                                                                          Restated (a)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                                          $        179.8    $       154.8

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                                                   113.1             92.6
  Accretion                                                                                       3.3              2.2
  Depreciation, depletion and amortization                                                       44.3             38.7
                                                                                      ---------------------------------
                                                                                                 19.1             21.3
  Other operating costs                                                                           3.5              1.9
  Exploration and business development                                                            4.9              3.5
  General and administrative                                                                     10.2              6.9
  Impairment of investments                                                                       0.6                -
  Gain on disposal of assets                                                                     (0.1)            (0.4)
                                                                                      ---------------------------------
OPERATING EARNINGS                                                                                  -              9.4

  Other income (expense) - net                                            NOTE 5                  1.7             (1.3)
                                                                                      ---------------------------------
EARNINGS BEFORE TAXES AND OTHER ITEMS                                                             1.7              8.1

  Income and mining tax expense                                                                  (2.6)            (0.2)
  Non-controlling interest                                                                        0.2                -
  Dividends on convertible preferred shares of subsidiary                                        (0.2)            (0.2)
                                                                                      ---------------------------------
NET (LOSS) EARNINGS                                                                    $         (0.9)   $         7.7
                                                                                      ---------------------------------

EARNINGS PER SHARE
  Basic                                                                                $            -    $        0.02
  Diluted                                                                              $            -    $        0.02
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (millions)
  Basic                                                                   NOTE 9                345.1            345.7
  Diluted                                                                 NOTE 9                345.1            346.3
=======================================================================================================================

                 The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars) (unaudited)
=======================================================================================================================
                                                                                             THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                      ---------------------------------
                                                                                            2005             2004
-----------------------------------------------------------------------------------------------------------------------
                                                                                                          Restated (a)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net earnings                                                                           $       (0.9)     $         7.7
Adjustments to reconcile net earnings (loss) to net cash
  provided from (used in) operating activities:
  Depreciation, depletion and amortization                                                     44.3               38.7
  Impairment of investments                                                                     0.6                  -
  Gain on disposal of assets                                                                   (0.1)              (0.4)
  Future income and mining taxes                                                                0.8               (3.8)
  Deferred revenue recognized                                                                     -               (0.6)
  Non-controlling interest                                                                     (0.2)                 -
  Stock-based compensation expense                                                              0.8                0.5
  Unrealized foreign exchange (gains) losses and other                                         (3.2)              (0.4)
  Changes in operating assets and liabilities:
    Accounts receivable and other assets                                                        5.9               12.7
    Inventories                                                                                (7.2)             (22.5)
    Accounts payable and accrued liabilities                                                  (14.0)             (16.9)
                                                                                      ---------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                                   26.8               15.0
                                                                                      ---------------------------------
INVESTING:
  Additions to property, plant and equipment                                                  (38.1)             (19.8)
  Proceeds from the sale of marketable securities                                                 -                0.3
  (Additions to) proceeds from long-term investments and other assets - net                    (4.6)              (3.8)
  Proceeds from the sale of property, plant and equipment                                       0.4                0.5
  Additions to short-term investments                                                           3.5                3.7
                                                                                      ---------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                                        (38.8)             (19.1)
                                                                                      ---------------------------------
FINANCING:
  Issuance of common shares                                                                     0.5                1.4
  Proceeds from issue of debt                                                                  16.4                  -
  Repayment of debt                                                                            (0.3)             (25.3)
                                                                                      ---------------------------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                                         16.6              (23.9)
                                                                                      ---------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                           -               (0.2)
                                                                                      ---------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                4.6              (28.2)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                 47.9              245.8
                                                                                      ---------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                       52.5              217.6
=======================================================================================================================

                 The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(expressed in millions of U.S. dollars) (unaudited)
=======================================================================================================================
                                                                                             THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                      ---------------------------------
                                                                                            2005             2004
-----------------------------------------------------------------------------------------------------------------------
                                                                                                          Restated (a)
COMMON SHARES
  Balance at the beginning of the period                                               $    1,775.8      $     1,783.5
    Common shares issued                                                                        0.5                1.4
    Transfer of fair value of exercised options                                                   -                0.2
    Transfer of fair value of expired warrants and options                                     (0.2)              (0.9)
                                                                                      ---------------------------------
  Balance at the end of the period                                                     $    1,776.1      $     1,784.2
                                                                                      ---------------------------------

CONTRIBUTED SURPLUS
  Balance at the beginning of the period                                               $       33.9      $        30.0
    Transfer of fair value of expired warrants                                                  0.2                0.9
    Transfer of fair value of exercised options                                                   -               (0.2)
    Adoption of new accounting standards                                                          -                2.5
    Stock option compensation                                                                   0.8                0.5
                                                                                      ---------------------------------
  Balance at the end of the period                                                     $       34.9      $        33.7
                                                                                      ---------------------------------

ACCUMULATED DEFICIT
  Balance at the beginning of the period                                               $     (521.4)     $      (455.8)
    Adoption of new accounting standards                                                          -               (2.5)
    Net earnings                                                                               (0.9)               7.7
                                                                                      ---------------------------------
  Balance at the end of the period                                                     $     (522.3)     $      (450.6)
                                                                                      ---------------------------------

CUMULATIVE TRANSLATION ADJUSTMENTS
  Balance at the beginning of the period                                               $       (1.2)     $        (1.2)
                                                                                      ---------------------------------
  Balance at the end of the period                                                     $       (1.2)     $        (1.2)
                                                                                      ---------------------------------

                                                                                      ---------------------------------
TOTAL COMMON SHAREHOLDERS' EQUITY                                                      $    1,287.5      $     1,366.1
=======================================================================================================================

                 The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       For the three months ended March 31
  (millions of U.S. dollars, except per share amounts, unless otherwise stated)


1.      NATURE OF OPERATIONS

        Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, Chile and Australia. Gold, the Company's primary product is produced in the form of dore, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver as a by-product of gold mining activities.

2.      BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2004.

        The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited restated financial statements for the year ended December 31, 2004.

        COMPARATIVE FIGURES

        Certain 2004 figures in the accompanying unaudited interim consolidated financial statements have been reclassified to conform to the 2005 presentation.

3.      RESTATEMENT  FOR  CORRECTION  OF FOREIGN  CURRENCY  IMPACT ON FUTURE TAX
        LIABILITIES

        During its preparation of the interim financial statements for 2005, the Company and its auditors discovered an error relating to its restated financial statements for the years ended December 31, 2003 and 2004 and the respective interim periods. In the previously released financial statements the Company had not properly assessed the impact of changes in foreign currency rates affecting the timing differences resulting from a difference between accounting and tax basis, which form the basis for the future tax liabilities. As a result of the restatement, these liabilities are adjusted for changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate related primarily to the future tax liabilities of the Brazilian operations. This non-cash adjustment had no impact on operating cash flows or cash balances previously reported. The financial statements for the respective interim periods in 2005 are not restated.

        All amounts included in this report have been adjusted to reflect the 2004 restatement. The following is a summary of the effects of the aforementioned adjustments on our consolidated financial statements:

        CONSOLIDATED BALANCE SHEETS

        ===================================================================================================
                                                           AS PREVIOUSLY
                                                            REPORTED (a)      ADJUSTMENTS    AS RESTATED
        ---------------------------------------------------------------------------------------------------
         AS AT DECEMBER 31, 2004
        LIABILITIES
          Future income and mining taxes                    $      90.6        $    32.9     $     123.5
        COMMON SHAREHOLDERS' EQUITY
          Accumulated deficit                               $    (487.7)       $   (33.7)    $    (521.4)
          Cumulative translation adjustment                 $      (2.0)       $     0.8     $      (1.2)
        ===================================================================================================

        (a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

        Consolidated statements of operations
        -------------------------------------

        =========================================================================================================================
                                                                                 AS PREVIOUSLY
                                                                                  REPORTED (a)       ADJUSTMENTS   AS RESTATED
        -------------------------------------------------------------------------------------------------------------------------
        THREE MONTHS ENDED MARCH 31, 2004
        Operating earnings                                                        $       9.4        $       -     $       9.4
          Other (expense) income - net                                            $      (2.1)       $     0.8     $      (1.3)
        Earnings before taxes and other items                                     $       7.3        $     0.8     $       8.1
        Income and mining tax expense                                             $      (0.9)       $     0.7     $      (0.2)
        Non-controlling interest                                                  $         -        $       -     $         -
        Share in loss of investee companies                                       $         -        $       -     $         -
        Dividends on convertible preferred shares of subsidiary company           $      (0.2)       $       -     $      (0.2)
        Net earnings                                                              $       6.2        $     1.5     $       7.7
        Net earnings attributable to common shareholders                          $       6.2        $     1.5     $       7.7
        Earnings per share
          Basic and diluted                                                       $      0.02        $       -     $      0.02
        =========================================================================================================================

        (a) As previously disclosed in the first quarter 2004 financial statements filed with regulators in November 2005.

4.      RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

        RECENT PRONOUNCEMENTS

(a) On January 27, 2005, the CICA ("Canadian Institute of Chartered Accountants") issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

        OTHER COMPREHENSIVE INCOME
        As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

        FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT
        Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

        HEDGES
        This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

(b) In June 2005, the CICA issued Handbook Section 3831 "Non-Monetary Transactions" to revise and replace Handbook Section 3830 "Non-Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance will replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. These revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted for fiscal periods beginning on or after July 1, 2005.

(c) In October 2005, the Emerging Issues Committee of the CICA issued Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC-157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006.

        ACCOUNTING CHANGES

(i) In November 2004, the Emerging Issues Committee of the CICA issued EIC 149, "Accounting for Retractable or Mandatorily Redeemable Shares" ("EIC 149"). EIC 149 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable non-controlling interests, and requires that those instruments be classified as liabilities on the balance sheets. Previously, many of those financial instruments were classified as equity. EIC 149 is effective at the beginning of the first interim period beginning after November 5, 2004. The impact of EIC 149 on the Company's future results of operations or financial condition will depend on the terms contained in contracts signed or contracts amended in the future. The Company continues to disclose its mandatorily redeemable preferred shares as a component of liabilities in its consolidated balance sheets, which is consistent with EIC 149.

(ii) In December 2004, the Emerging Issues Committee of the CICA issued EIC 150, "Determining Whether an Arrangement Contains a Lease", ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

5.      CONSOLIDATED FINANCIAL STATEMENT DETAILS

        The following consolidated financial statement details are presented for each of the three months ended March 31, 2005 and 2004 for the consolidated statements of operations and consolidated statements of cash flows and as of March 31, 2005 and December 31, 2004 for the consolidated balance sheets.

        CONSOLIDATED BALANCE SHEETS

        Accounts receivable and other assets

        ======================================================================================================
                                                                               MARCH 31,       December 31,
                                                                                 2005             2004
        ------------------------------------------------------------------------------------------------------
        Trade receivables                                                    $        2.4      $        2.2
        Taxes recoverable                                                             6.8               7.9
        Deferred costs associated with business and property acquisitions               -               3.3
        Deferred hedge losses                                                         3.6               4.7
        Fair value of non-hedge derivatives                                             -               4.1
        Marketable securities (a)                                                     0.3               0.3
        Prepaid expenses                                                              7.6               4.0
        Other                                                                        10.9              14.4
        ------------------------------------------------------------------------------------------------------
                                                                             $       31.6      $       40.9
        ======================================================================================================

        (a)     Quoted market value: 2005 - $0.3 million, 2004 - $0.4 million.

        INVENTORIES

        ======================================================================================================
                                                                               MARCH 31,       December 31,
                                                                                 2005             2004
        ------------------------------------------------------------------------------------------------------
        In-process                                                           $        7.9      $        9.1
        Finished metal                                                               26.2              25.8
        Ore in stockpiles (a)                                                        22.6              24.2
        Ore on leach pads (b)                                                        15.7              15.7
        Materials and supplies                                                       62.4              51.1
        ------------------------------------------------------------------------------------------------------
                                                                                    134.8             125.9
        Long-term portion of ore in stockpiles (a)                                  (18.5)            (14.9)
        ------------------------------------------------------------------------------------------------------
                                                                             $      116.3      $      111.0
        ======================================================================================================

        (a) Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets.
        (b) Ore on leach pads at March 31, 2005 and December 31, 2004 relate entirely to the Company's 50% owned Round Mountain mine. As at March 31, 2005, the weighted average cost per recoverable ounce of gold on the leach pads was $215 per ounce (December 31, 2004
                - $200 per ounce). Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2009. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

        PROPERTY, PLANT AND EQUIPMENT - NET

        ======================================================================================================
                                                                               MARCH 31,       December 31,
                                                                                 2005             2004
        ------------------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        COST - NET OF WRITEDOWN
        Producing properties
          Plant and equipment amortized on a straight line basis             $      175.1      $      165.6
          Plant and equipment amortized on units of production basis              1,005.8             983.4
        Development properties                                                       44.1              39.9
        Exploration properties   (a)                                                  6.1               6.1
        ------------------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        GROSS CARRYING VALUE
        Production stage                                                     $      680.6      $      680.5
        Development properties                                                       36.6              36.6
        Exploration properties                                                       88.3              88.3
        ------------------------------------------------------------------------------------------------------
                                                                             $    2,036.6      $    2,000.4
        ------------------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        ACCUMULATED DEPRECIATION
        Producing properties
          Plant and equipment amortized on a straight line basis             $      (80.9)     $      (75.7)
          Plant and equipment amortized on units of production basis               (573.5)           (552.8)
        ------------------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        ACCUMULATED DEPRECIATION
        Production stage                                                     $     (142.6)     $     (127.8)
        Development properties                                                          -                 -
        Exploration properties                                                          -                 -
        ------------------------------------------------------------------------------------------------------
                                                                             $     (797.0)     $     (756.3)
        ------------------------------------------------------------------------------------------------------
        Property, Plant and Equipment - net                                  $    1,239.6      $    1,244.1
        ======================================================================================================

        (a) Includes Norseman property in Australia that was held for sale as of March 31, 2005.

        GOODWILL

        The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

        ======================================================================================================
                                                                                    2005
                                                    ----------------------------------------------------------
                                                     Dec 31, 2004    Additions    Impairment    Mar 31, 2005
                                                    ----------------------------------------------------------
        OPERATING SEGMENTS
          Fort Knox                                  $          -    $       -    $        -    $          -
          Kubaka                                                -            -             -               -
          Round Mountain                                     86.5            -             -            86.5
          La Coipa                                           71.4            -             -            71.4
          Crixas                                             38.0            -             -            38.0
          Paracatu                                           65.5            -             -            65.5
          Musselwhite                                        31.0            -             -            31.0
          Porcupine Joint Venture                               -            -             -               -
          Other operations                                   37.5            -             -            37.5
        CORPORATE AND OTHER                                     -            -             -               -
        ------------------------------------------------------------------------------------------------------
        TOTAL                                        $      329.9    $       -    $        -    $      329.9
        ======================================================================================================

        LONG-TERM INVESTMENTS

        During the three months ended March 31, 2005, the Company purchased 511,640 newly issued shares of Crown Resources Corporation in a private placement for $1.0 million. See Note 12 a) for further discussion.

        DEFERRED CHARGES AND OTHER LONG-TERM ASSETS

        Deferred charges and other long-term assets are comprised of the following:

        ======================================================================================================
                                                                               MARCH 31,       December 31,
                                                                                 2005             2004
        ------------------------------------------------------------------------------------------------------
        Long-term ore in stockpiles (a)                                      $       18.5      $       14.9
        Deferred charges, net of amortization                                         2.3               2.4
        Long-term receivables                                                         7.7               5.3
        Long-term deposits                                                            0.9               2.6
        Crown Acquisition Costs                                                       3.8                 -
        Other                                                                         2.8               2.4
        ------------------------------------------------------------------------------------------------------
                                                                             $       36.0      $       27.6
        ======================================================================================================

        (a) Ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture.

        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are comprised of the following:

        ======================================================================================================
                                                                               MARCH 31,       December 31,
                                                                                 2005             2004
        ------------------------------------------------------------------------------------------------------
        Trade payables                                                       $       32.6      $       33.1
        Accrued liabilties                                                           24.5              27.4
        Employee related accrued liabilities                                         14.6              22.9
        Taxes payable                                                                22.2              18.4
        Other tax related                                                             9.9               9.9
        Accruals related to acquisition                                              10.6              10.6
        Other accruals                                                               15.5              20.9
        ------------------------------------------------------------------------------------------------------
                                                                             $      129.9      $      143.2
        ======================================================================================================

        CONSOLIDATED STATEMENT OF OPERATIONS

        IMPAIRMENT CHARGES

        During the three months ended March 31, 2005, the Company recorded an impairment associated with long-term investments of $0.6 million. There was no such impairment in the similar period of 2004.

        OTHER INCOME (EXPENSE) - NET:

        ======================================================================================================
                                                                           THREE MONTHS ENDED MARCH 31,
                                                                     -----------------------------------------
                                                                              2005                2004
        ------------------------------------------------------------------------------------------------------
        Interest income and other                                         $       1.9         $       1.8
        Interest expense                                                         (1.9)               (0.6)
        Foreign exchange gains (losses)                                           1.7                (1.7)
        Non-hedge derivative losses                                                 -                (0.8)
        ------------------------------------------------------------------------------------------------------
                                                                          $       1.7         $      (1.3)
        ======================================================================================================

        CONSOLIDATED STATEMENTS OF CASH FLOWS

        CASH INTEREST AND INCOME TAXES PAID:

        ======================================================================================================
                                                                           THREE MONTHS ENDED MARCH 31,
                                                                     -----------------------------------------
                                                                              2005                2004
        ------------------------------------------------------------------------------------------------------
        Interest                                                          $       1.6         $       0.4
        Income taxes                                                      $       1.6         $       1.7
        ======================================================================================================

6.      FINANCIAL INSTRUMENTS

        From time to time, the Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

        During  2005,  the  Company  has  elected  to  mark-to-market   all  its
        derivative contracts.

        GOLD

        The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2005 are as follows:

        ----------------------------------------------------------------------------------------------------------------------------
                                                                                                     PUT OPTIONS
                                            SPOT DEFERRED   AVERAGE    CALL OPTIONS     AVERAGE           BOUGHT        AVERAGE
        EXPECTED YEAR OF DELIVERY           OUNCES HEDGED     PRICE    SOLD (OUNCES)  STRIKE PRICE       (OUNCES)     STRIKE PRICE
        ----------------------------------------------------------------------------------------------------------------------------
        2005                                            -     $   -               -             -        112,500         $   250
        2006                                            -         -               -             -        150,000         $   250
        ----------------------------------------------------------------------------------------------------------------------------
                                                        -     $   -               -         $   -        262,500         $   250
        ============================================================================================================================

        Spot deferred contracts for the sale of gold held at December 31, 2003 did not meet the requirements for formal hedge accounting during 2004. For accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, was deferred on the balance sheet and is recognized into earnings in accordance with the original maturity dates of the contracts. During the three months ended March 31, 2005, $1.6 million of these deferred losses were recognized in metal sales. The remaining $3.1 million will be recognized during the three months ended June 30, 2005.

        Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. The Company had no gold call options outstanding as at March 31, 2005 or December 31, 2004.

        FOREIGN CURRENCY

        At March 31, 2005, the Company's consolidated foreign currency program consists of:

        ----------------------------------------------------------------------------------------------------------------------------
                                                  MATURITY                     AVERAGE                                  UNREALIZED
                                                    PERIOD                       PRICE                   DEFERRED             GAIN
                                              (TO THE YEAR)         QUANTITY   (C$/USD)    FAIR VALUE        GAIN       RECOGNIZED
        ----------------------------------------------------------------------------------------------------------------------------
                                                             (millions of USD)                           (millions of USD)
        Fixed forward contracts                       2005             $ 5.0    1.4358        $ 0.9        $ 0.5            $ 0.4
        ============================================================================================================================

        The Company uses fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. Fixed forward contracts held at December 31, 2003, failed to meet the requirements for formal hedge accounting during 2004. For accounting purposes the unrealized gain on these contracts as at December 31, 2003 was $0.9 million. This gain was deferred on the balance sheet and will be recognized in earnings in connection with the original maturity dates of the contracts. During the three months ended March 31, 2005, the Company recognized into earnings $0.4 million of the deferred gain. The remaining deferred gain of $0.5 million will be recognized into earnings during the three months ended June 30, 2005. Both realized and unrealized net gains during 2005 from the strengthening of the Canadian dollar against the U.S. dollar have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses.

7.      LONG-TERM DEBT

        The following table shows the breakdown of long-term debt:

        ==============================================================================================================
                                                                                                  AS AT
                                                                                  ------------------------------------
                                                                                      MARCH 31,         DECEMBER 31,
                                                                                        2005                2004
        --------------------------------------------------------------------------------------------------------------
        Corporate revolving credit facility                     Variable            $      120.0        $      105.0
        Kubaka project-financing debt - EBRD loan               Variable                     2.8                 2.7
        Fort Knox capital leases                              5.0% - 5.25%                   1.7                 2.1
        Refugio capital leases                                5.7% - 6.2%                   14.5                13.1
        --------------------------------------------------------------------------------------------------------------
                                                                                           139.0               122.9
        Less: current portion                                                               (6.1)               (6.0)
        --------------------------------------------------------------------------------------------------------------
        Long-term debt                                                              $      132.9        $      116.9
        ==============================================================================================================

        CORPORATE REVOLVING CREDIT FACILITY

        During the three months ended March 31, 2005, one of the facility's lenders increased its limit by $15 million. The Company subsequently drew down on this additional amount as a LIBOR loan, which was used for working capital purposes, bringing the total of the LIBOR loan outstanding under the facility to $120.0 million as at March 31, 2005. The facility also provides credit support for letters of credit to satisfy financial assurance requirements, primarily associated with reclamation related activities. As at March 31, 2005, letters of credit totaling $99.5 million had been issued under this facility, up from $94.9 million at December 31, 2004.

        In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. Upon each of the first two anniversaries of the facility, with the lenders consent, the Company may extend the maturity of the facility by one year. Please refer to Note 12
        b) for changes related to the credit facility.

8.      COMMON SHARE CAPITAL

        At March 31, 2005, the Company had 345,153,000 common shares outstanding. If all outstanding options and warrants had been exercised and all preferred shares converted a total of 357,659,000 common shares would have been outstanding.

        A summary of common share transactions for the three months ended March 31, 2005 is as follows:

        -------------------------------------------------------------------------------------------------------------
                                                                                           THREE MONTHS ENDED
                                                                                             MARCH 31, 2005
        -------------------------------------------------------------------------------------------------------------
                                                                                        Number of
                                                                                         shares           Amount
        -------------------------------------------------------------------------------------------------------------
                                                                                         (000's)            $
        COMMON SHARES
        Balance, beginning of period                                                     345,066         $  1,766.4
        Issued (cancelled):
          Under employee share purchase plan                                                  57                0.4
          Under stock option and restricted share plan                                        29                0.1
          Expiry of TVX and Echo Bay options                                                   -               (0.2)
        Conversions:
          Kinam preferred shares                                                               1                  -
        -------------------------------------------------------------------------------------------------------------
        Balance, end of period                                                           345,153         $  1,766.7
        -------------------------------------------------------------------------------------------------------------

        COMMON SHARE PURCHASE WARRANTS
        Balance, beginning and end of period                                               8,333         $      9.4
        -------------------------------------------------------------------------------------------------------------
        Total common share capital                                                                       $  1,776.1
        -------------------------------------------------------------------------------------------------------------

9.      EARNINGS (LOSS) PER SHARE

        Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

        -------------------------------------------------------------------------------------------------------------
                                                                                           THREE MONTHS ENDED
                                                                                  -----------------------------------
                                                                                       MARCH 31,         MARCH 31,
        (NUMBER OF COMMON SHARES IN THOUSANDS)                                         2005  (a)           2004
        -------------------------------------------------------------------------------------------------------------
        Basic weighted average shares outstanding:                                      345,079            345,780
        Weighted average shares dilution adjustments:
          Dilutive stock options (b)                                                          -                352
          Restricted shares                                                                   -                206
        -------------------------------------------------------------------------------------------------------------
        Diluted weighted average shares outstanding                                     345,079            346,338
        -------------------------------------------------------------------------------------------------------------

        Weighted average shares dilution adjustments - exclusions: (c)
          Dilutive stock options                                                              -                  -
          Restricted shares                                                                   -                  -
          Redeemable preferred shares                                                         -              1,058
          Kinam preferred shares                                                              -                334
        -------------------------------------------------------------------------------------------------------------

        (a) As a result of the net loss from continuing operations for the three months ended March 31, 2005, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would be anti-dilutive.
        (b) Dilutive stock options were determined by using the Company's average share price for the period. For the three months ended March 31, 2005 and 2004, the average share prices used were $6.60 and $7.14 per share, respectively.
        (c) These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2005 and 2004, respectively.

10.     SEGMENTED INFORMATION

        The following tables set forth information by segment for the following periods:

        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (c)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the three months ended
          March 31, 2005:
        OPERATING SEGMENTS
          Fort Knox                    $  30.5   $  17.5     $ 0.3     $  7.7     $       0.1    $        -   $    0.3    $   4.6
          Kubaka                          18.3      13.5       0.1        3.7             0.5             -        0.1        0.4
          Round Mountain                  39.9      24.1       0.5       10.9             0.1             -          -        4.3
          La Coipa                        17.6      12.5       0.1        4.4             0.2             -        0.3        0.1
          Crixas                          10.3       3.5         -        2.9             0.1             -          -        3.8
          Paracatu (b)                    18.6      12.3       0.2        3.6             0.4             -          -        2.1
          Musselwhite                      8.8       6.4         -        3.1             0.4             -          -       (1.1)
          Porcupine Joint Venture         22.0      13.3       0.2        4.7             1.0             -          -        2.8
          Other operations                14.1      10.2       0.4        2.8               -             -        2.3       (1.6)
        CORPORATE AND OTHER (d )          (0.3)     (0.2)      1.5        0.5             2.1           0.6       10.6      (15.4)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 179.8   $ 113.1     $ 3.3     $ 44.3     $       4.9    $      0.6   $   13.6    $     -
        ============================================================================================================================


        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (c)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the three months ended
          March 31, 2004:
        OPERATING SEGMENTS
          Fort Knox                    $  35.8   $  22.7     $ 0.3     $  7.1     $         -    $        -   $      -    $   5.7
          Kubaka                          12.0       7.7       0.1        1.7             0.1             -        0.2        2.2
          Round Mountain                  36.8      17.6       0.5       10.5             0.1             -       (0.1)       8.2
          La Coipa                        15.8       8.3       0.1        5.0               -             -          -        2.4
          Crixas                           9.5       3.0         -        3.0             0.1             -          -        3.4
          Paracatu (b)                     9.5       4.5       0.1        2.4               -             -          -        2.5
          Musselwhite                      8.0       5.6         -        2.9             0.6             -          -       (1.1)
          Porcupine Joint Venture         20.4      12.6       0.2        5.4             0.8             -          -        1.4
          Other operations                11.1       9.9       0.5        1.1             0.2             -        1.6       (2.2)
        CORPORATE AND OTHER (d)           (4.1)      0.7       0.4       (0.4)            1.6             -        6.7      (13.1)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 154.8   $  92.6     $ 2.2     $ 38.7     $       3.5    $        -   $    8.4    $   9.4
        ============================================================================================================================

        (a) Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
        (b) The acquisition of Paracatu was completed on December 31, 2004, therefore, the Company's 49% portion of Paracatu operating results have been included for the three months ended March 31, 2004 and 100% for the three months ended March 31, 2005.
        (c) Other includes other operating costs, general and administrative expenses and (gain) loss on disposal of assets.
        (d)     Includes corporate, shutdown and other non-core operations.

        SEGMENT ASSETS AND CAPITAL EXPENDITURES

        The following table details the segment assets and capital expenditures for the following periods:

        =======================================================================================================================
                                                                   SEGMENT ASSETS                      CAPITAL EXPENDITURES
                                                            -----------------------------         -----------------------------
                                                                       AS AT                           THREE MONTHS ENDED
                                                            -----------------------------                   MARCH 31,
                                                                MARCH 31,      DEC 31,            -----------------------------
                                                                  2005          2004                   2005           2004
        -----------------------------------------------------------------------------------------------------------------------
        OPERATING SEGMENTS
          Fort Knox                                            $   291.2     $    284.2              $    10.5     $      7.2
          Kubaka                                                    51.0           50.5                    0.1            4.5
          Round Mountain                                           196.3          205.8                    1.0            1.8
          La Coipa                                                 154.2          162.3                    1.0            0.3
          Crixas                                                   104.5          102.9                    1.4            0.7
          Paracatu (a)                                             540.3          539.1                    3.9            0.7
          Musselwhite                                              125.4          127.0                    1.2            0.4
          Porcupine Joint Venture                                   89.5           89.3                    6.1            2.3
          Other Operations                                         152.6          196.4                   12.6            1.7
        CORPORATE AND OTHER (b)                                    132.0           76.7                    0.3            0.2
        -----------------------------------------------------------------------------------------------------------------------
        TOTAL                                                  $ 1,837.0     $  1,834.2              $    38.1     $     19.8
        =======================================================================================================================

        (a) Segment assets and capital expenditures for the three months ended March 31, 2005 reflect the 100% interest in the assets of Paracatu as a result of the December 31, 2004, acquisition of the remaining 51% interest in the Paracatu mine.
        (b) Includes corporate, shutdown operations and other non-core operations. Also includes $23.3 million and $14.4 million in cash and cash equivalents held at the corporate level as at March 31, 2005 and December 31, 2004, respectively.

        METAL SALES AND PROPERTY, PLANT & EQUIPMENT BY GEOGRAPHICAL REGIONS

        =======================================================================================================================
                                                                      METAL SALES                  PROPERTY, PLANT & EQUIPMENT
                                                            -----------------------------         -----------------------------
                                                                  THREE MONTHS ENDED                          AS AT
                                                                        MARCH 31,                 -----------------------------
                                                            ------------------------------           MARCH 31,    DECEMBER 31,
                                                                 2005           2004                   2005          2004
        -----------------------------------------------------------------------------------------------------------------------
        GEOGRAPHIC INFORMATION:
        United States                                          $   77.2      $    79.6              $    342.4    $     351.4
        Canada                                                     36.5           27.5                   217.8          217.8
        Russia                                                     18.3           12.0                     5.3            9.0
        Chile                                                      18.9           16.7                   126.7          117.1
        Brazil (a)                                                 28.9           19.0                   545.7          547.1
        Other                                                         -              -                     1.7            1.7
        -----------------------------------------------------------------------------------------------------------------------
        Total                                                  $  179.8      $   154.8              $  1,239.6    $   1,244.1
        =======================================================================================================================

        (a) Property, plant and equipment and metal sales for the three months ended March 31, 2005 reflect the 100% interest in the assets of Paracatu as a result of the acquisition of the remaining 51% interest in the Paracatu mine.

        The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended March 31, 2005 sales to five customers totaled $46.3 million, $23.6 million, $22.6 million, $22.2 million and $19.3 million, respectively. For the three months ended March 31, 2004 sales to three customers totaled $53.4 million, $30.9 million and $24.1 million, respectively.

11.     COMMITMENTS AND CONTINGENCIES

        GENERAL

        The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

        LEGAL MATTERS

        The Company is also involved in legal proceedings including claims against it arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

        CLASS ACTION

        The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the "Complaint"), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. ("Kinam"), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the "Kinam Preferred") into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada's anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs. Among other remedies, the plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of
        26.875 to 80.625 shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the Plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the "Amended Complaint"), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice Counts V, VI and VII of the Amended Complaint. Subsequently, the Company moved for judgment on the pleadings on Count III (the Best Price Rule) and Count IV (the Nevada Rico Claims) of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on Count III (the Best Price Rule). On May 27, 2005, the Court granted the Company's motion and dismissed Counts III and IV of the Amended Complaint. On June 14, 2005, the Court granted plaintiffs' unopposed motion for certification of the class and three subclasses. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action, and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 10).

        THE HELLENIC GOLD PROPERTIES LITIGATION

        Pursuant to an October 14, 1998 judgment of the Ontario Court (General Division), Kinross had been holding a 12% carried interest in the Hellenic Gold Properties as constructive trustee for the Alpha Group. The Alpha Group commenced an action for damages against TVX Gold Inc. ("TVX") and Kinross alleging among other things, a breach of trust arising from Kinross' decision to return the Hellenic Gold Properties to the Greek Government and place TVX Hellas into bankruptcy. In November 2005, Kinross entered into a settlement agreement with the Alpha Group pursuant to which Kinross paid the Alpha Group $8.0 million inclusive of legal costs and the parties exchanged mutual releases which brings all litigation between Kinross and the Alpha Group to an end (See note 12 d) for discussion on subsequent events).

        1235866 Ontario Inc. ("1235866"), the successor to Curragh Resources Inc. commenced an action against the Alpha Group and TVX in 1998 relating to the Hellenic Gold Properties. The action alleged that members of Alpha Group had used confidential Curragh information in their pursuit of the Hellenic Gold Properties and that Alpha and TVX held their respective interest in these properties in trust for 1235866.

        On July 28, 1999, TVX entered into an agreement with 1235866 whereby 1235866 agreed to limit any claim against TVX and diligently pursue its claim against the Alpha Group. In the event that 1235866 was successful in its actions against the Alpha Group, it would become entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic mines to the date of the exercise of the right to acquire the participating interest.

        As a result of Kinross' decision to return the Hellenic Mining Properties to the Greek Government, place TVX Hellas into bankruptcy and settle with the Alpha Group; 1235866 has threatened an action against Kinross for breach of trust and breach of the agreement. To date no pleadings have been exchanged with respect to the threatened action. Kinross believes that it has a good defence to this threatened action.

        SUMMA

        In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and Manhattan mines ("Royalty Lawsuit.") The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 10). The first trial was conducted in the Eighth Judicial District Court ("District Court") of Nevada April 1997, with Summa claiming more than $13.0 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $300,000 in attorney's fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and in April 2002, the Supreme Court, sitting en banc, reversed the Judgment of the trial court and returned the action to the District Court for further proceedings consistent with its appellate opinion.

        In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25.0 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries' Motions for Litigation Costs and Attorney's Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $700,000. Summa has filed its notice of appeal in July 2005. The appellate schedule has not been set yet.

        In March, 2004, Summa's successor in interest, Howard Hughes Properties ("Hughes"), filed an action in District Court against Echo Bay and its Subsidiaries (collectively, ("Echo Bay Entities"), as well as Newmont Mining Corporation ("Newmont") more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont ("Director and Officer Defendants") and fifty Doe defendants (collectively, "Defendants".) The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which Defendants, at various indeterminate times and places, diverted and distributed the assets of Echo Bay Entities (to render the Echo Bay Entities insolvent) to each other, so Hughes would be unable to collect any judgment it might obtain against the Echo Bay Defendants (Echo Bay Management and Echo Bay Exploration) in the Royalty Lawsuit. Immediately after being served, the Echo Bay Entities filed a Demand for Change of Venue as of Right and simultaneously moved for a Change of Venue. In May 2004, the District Court denied the motion without explanation, although, as of that date, none of the defendants that had appeared resided in Clark County. The Echo Bay Entities immediately filed their Notice of Appeal from this venue ruling. The Echo Bay Entities also filed a Demand for Stay of the District Court proceedings pending resolution of that appeal. The District Court granted that motion in part and denied it in part, staying all claims in Respondent's Complaint except for the claim asserting violation of the Nevada Uniform Fraudulent Transfers Act ("NUFTA").

        In September 2004, Hughes filed a First Amended Complaint. All Defendants filed a series of motions pursuant to Nevada Rule of Civil Procedure 12 to the remaining NUFTA claim, including a Motion to Dismiss for Lack of Personal Jurisdiction, a Motion for Judgment on the Pleadings and a Motion to Dismiss as a sanction for failure to comply with the District Court's Order to Amend. In January 2005, the District Court entered an Order granting all motions except for the Motion of Judgment on the Pleadings.

        On June 10, 2005, the Echo Bay Entities and Kinross filed a Motion for Judgment on the Pleadings and to Dismiss, based on res judicata, as a final judgment was entered against Respondents in the Royalty Lawsuit. In response, Respondent filed a Motion to Stay All Proceedings and later filed an Opposition, arguing that the judgment entered in the Royalty Lawsuit is not a final judgment, and that until the judgment becomes final (by affirmation from this Court or otherwise), the NUFTA lawsuit should be stayed. The Echo Bay Entities and Kinross opposed the motion to stay.

        All of the pending motions were heard on July 5, 2005 by the District Court. The District Court denied Appellants' Motion for Judgment on the Pleadings and to Dismiss. However, the District Court did agree with the Echo Bay Defendants that all of Hughes' common law claims (Counts 1-2 and 4-8) were not ripe for adjudication and dismissed those claims. The District Court declined to dismiss the NUFTA claim and instead entered an Order staying that the claim pending the outcome of the Royalty Lawsuit appeal.

        After this extensive motion practice, all claims from Hughes' Complaint have been dismissed, except for the NUFTA claim, which is stayed pending the outcome of the appeal on the Royalty Lawsuit. The only defendants remaining are the Echo Bay Entities, Kinross, Newmont Mining Corporation and five of the individual defendants (who did not join in the motion to dismiss for lack of personal jurisdiction.) Hughes' motion to stay the Venue appeal remains pending.

        INCOME TAXES

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at March 31, 2005 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

        BRAZIL

        In September 2005, Mineracao Serra Grande, S.A. ("MSG") received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $29.0 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixas operating segment.

12.     SUBSEQUENT EVENTS

a)      AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION
        On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay Mines Ltd. ("Echo Bay") transaction, the completion of the registration statement has been delayed.

        On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

        Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10.0 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

        As a result of the restatement discussed in Note 3, the Company plans to engage in further discussions with Crown Resources to determine the future process for this transaction.

b)      SYNDICATED CREDIT FACILITY
        In December 2004, Kinross replaced its existing $125 million credit facility with a new three-year $200 million revolving credit facility. The facility allowed for the limit to be increased to $300 million and allows for up to seventy percent of the outstanding limit to be drawn in gold. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. A total of ten banks have participated in the facility. Obligations under the facility are secured by the assets of the Fort Knox mine as well as by the pledge of shares in various wholly owned subsidiaries.

c)      SALE OF INVESTMENTS
        On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd., ("Balloch") and retain 11.67% of the initial interest. The payment of the consideration for the sale of such shares in the amount of CDN $5.5 million is subject to the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch of at least CDN $10.0 million. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement which was completed on October 19, 2005, Mr. Ditto was appointed as the President and Chief Executive Officer of Balloch. Mr. Robert Buchan a former officer and director of the Company was also appointed the non-executive Chairman of Balloch. On November 30, 2005 Balloch Resources changed its name to Katanga Mining Ltd.

d)      SETTLEMENT OF LITIGATION
        On November 4, 2005, the Company settled the litigation associated with the Alpha group regarding the Hellenic mines for $8.0 million. The cost of this settlement was included in the accrual for litigation in 2004.

e)      SALE OF AQUARIUS
        On December 7, 2005, the Company signed a letter of intent with St Andrew Goldfields Ltd. to sell its interest in the Aquarius project in Timmins, Ontario in consideration for 100 million common shares and 25 million warrants in St Andrew Goldfields Ltd. These warrants are exercisable into 25 million common shares subject to certain terms and conditions upon payment of $0.17 per share. The proceeds which will be ultimately valued on closing were estimated to be $14.3 million. During the three months ended September 30, 2005, the Company has recorded an impairment charge related to carrying value of property, plant and equipment and goodwill of the Aquarius project for $36.8 million.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                          FINANCIAL CONDITION ("MD&A")


THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") FOR THE PERIOD ENDED JUNE 30, 2005. READERS ARE CAUTIONED THAT THIS MD&A CONTAINS FORWARD-LOOKING STATEMENTS AND THAT ACTUAL EVENTS MAY VARY FROM MANAGEMENT'S EXPECTATIONS. READERS ARE ENCOURAGED TO CONSULT THE COMPANY'S RESTATED ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2004 FOR ADDITIONAL DETAILS, WHICH ARE AVAILABLE ON THE COMPANY'S WEBSITE WWW.KINROSS.COM AND ON WWW.SEDAR.COM. THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND MD&A ARE
PRESENTED IN U.S. DOLLARS AND HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CDN GAAP"). RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IS PROVIDED AS A NOTE TO THE
ANNUAL AUDITED FINANCIAL STATEMENTS. THIS DISCUSSION ADDRESSES MATTERS WE CONSIDER IMPORTANT FOR AN UNDERSTANDING OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005. THIS MD&A HAS BEEN PREPARED AS OF FEBRUARY 15, 2006.

1.      OVERVIEW

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with the acquisition of mining interests, exploration and development of mining interests, mining and processing of gold and silver, regulatory and environmental compliance and general and administrative functions. The prices of gold and silver and many of the costs associated with the Company's operations are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost-effective producer.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

------------------------------------------------- ----------------------- ----------- ----------------------- -----------
                                                    Three months ended                   Six months ended
                                                          June 30,            Q2              June 30,            YTD
------------------------------------------------- ----------------------- ----------- ----------------------- -----------
(IN MILLIONS EXCEPT OUNCES AND PER SHARE AMOUNTS     2005         2004      CHANGE       2005         2004      CHANGE
------------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Gold equivalent ounces - produced (a)                413,597     420,093         (2%)    824,077     817,104          1%
Average realized gold price ($/ounce)              $     421   $     389          8%   $     425   $     395          8%
Metal sales                                        $   174.6   $   158.2         10%   $   354.4   $   313.0         13%
Net earnings (loss)                                $   (16.4)  $    11.7          nm   $   (17.3)  $    19.4          nm
Basic and diluted earnings (loss) per share        $   (0.05)  $    0.03          nm   $   (0.05)  $    0.06          nm
Cash flow from operating activities                $    30.6   $    25.4         20%   $    57.4   $    40.4         42%
------------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

(a) Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the three and six months ended June 30, 2005 was 59.75:1 and 60.51:1, respectively, compared with 62.94:1 and 61.98:1 for the three and six months ended June 30, 2004.

(b)     "nm" refers to not meaningful.

2.      IMPACT OF KEY ECONOMIC TRENDS

Kinross' 2004 annual MD&A containS a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2004 Annual MD&A.

PRICE OF GOLD

The price of gold is the largest single factor in determining profitability and cash flow from operations. During the second quarter of 2005, the average market price of gold was $427 per ounce, compared with an average of $393 per ounce during the comparable period in 2004. Year-to-date, the average market price of gold was also $427 per ounce, ranging between a low of $411 per ounce to a high of $444 per ounce, compared with an average of $401 per ounce in the first half of 2004. During the first six months of 2005, the Company realized an average price of $425 per ounce on its sale of gold.

U.S. DOLLAR AGAINST FOREIGN CURRENCIES

Kinross receives its revenues through the sale of gold in U.S. dollars. However, for the Company's non-U.S. operations, a portion of the operating costs and capital expenditures are denominated in the local currency. Kinross' non-U.S. operations are located in Canada, Brazil, Chile and Russia, and movements in the exchange rate between the currencies of these countries and the U.S. dollar have an impact on profitability and cash flow. During the first half of 2005, compared with the same period in 2004, the Canadian dollar, Brazilian real, Chilean peso and the Russian ruble were all stronger against the U.S. dollar resulting in increased costs to the Company.

INFLATIONARY COST PRESSURES

In addition to the weaker U.S. dollar, the Company's profitability has also been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Mining is an energy intensive activity, and energy prices in the form of both fuel and electricity can have a significant impact on operations. Other consumables, such as steel, concrete and tires, have also had a recent increase in price. One of the goals of the Company's focus on continuous improvement is to seek to mitigate the impact of higher consumable prices by extending the life of capital assets and the efficient use of materials and supplies in general.

3.      DEVELOPMENTS

RESTATEMENT FOR CORRECTION OF FOREIGN CURRENCY IMPACT ON FUTURE TAX LIABILITIES

During its preparation of the interim financial statements for 2005, the Company and its auditors discovered an error relating to its audited financial statements for the years ended December 31, 2003 and 2004 and the respective interim periods. In the previously released financial statements the Company had not properly assessed the impact of changes in foreign currency rates affecting the timing differences resulting from a difference between accounting and tax basis, which form the basis for the future tax liabilities. As a result of the restatement, these liabilities are adjusted for changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact the foreign currency exchange rate related primarily to the future tax liabilities of the Brazilian operations. This non-cash adjustment had no impact on operating cash flows or cash balances previously reported. The financial statements for the respective interim periods in 2005 are not restated.

All amounts included in this report have been adjusted to reflect the 2004 restatement. The following is a summary of the effects of the aforementioned adjustments on our consolidated financial statements:

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------
                                   As previously
                                     reported (a)        Adjustments        As restated
------------------------------------------------------------------------------------------
As at December 31, 2004
Liabilities
  Future income and mining taxes       $   90.6            $  32.9            $  123.5
Common shareholders' equity
  Accumulated deficit                  $ (487.7)           $ (33.7)           $ (521.4)
  Cumulative translation adjustment    $   (2.0)           $   0.8            $   (1.2)
------------------------------------------------------------------------------------------

(a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------
                                                            As previously
                                                             reported (a)   Adjustments   As restated
------------------------------------------------------------------------------------------------------
Three months ended June 30, 2004
Operating loss                                               $   (0.4)       $     -        $   (0.4)
  Other income - net                                         $    4.8        $   7.4        $   12.2
Earnings before taxes and other items                        $    4.4        $   7.4        $   11.8
Income and mining tax (expense) recovery                     $   (0.4)       $   0.6        $    0.2
Non-controlling interest                                     $   (0.1)       $     -        $   (0.1)
Dividends on convertible preferred shares of subsidiary      $   (0.2)       $     -        $   (0.2)
Share in loss of investee companies                          $      -        $     -        $      -
Net earnings                                                 $    3.7        $   8.0        $   11.7
Net earnings attributable to common shareholders             $    3.7        $   8.0        $   11.7
Earnings per share
  Basic and diluted                                          $   0.01        $  0.02        $   0.03
------------------------------------------------------------------------------------------------------
Six months ended June 30, 2004
Operating earnings                                           $    9.0        $     -        $    9.0
  Other income - net                                         $    2.7        $   8.2        $   10.9
Earnings before taxes and other items                        $   11.7        $   8.2        $   19.9
Income and mining tax (expense) recovery                     $   (1.3)       $   1.3        $      -
Non-controlling interest                                     $   (0.1)       $     -        $   (0.1)
Dividends on convertible preferred shares of subsidiary      $   (0.4)       $     -        $   (0.4)
Share in loss of investee companies                          $      -        $     -        $      -
Net earnings                                                 $    9.9        $   9.5        $   19.4
Net earnings attributable to common shareholders             $    9.9        $   9.5        $   19.4
Earnings per share
  Basic and diluted                                          $   0.03        $  0.03        $   0.06
------------------------------------------------------------------------------------------------------

(a) As previously disclosed in the second quarter 2004 financial statements filed with regulators in November 2005.

AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION

On November  20,  2003,  Kinross  announced  that it had  executed a  definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north-central Washington State, approximately 70 kilometres by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") transaction, the completion of the registration statement has been delayed.

On January 7, 2005, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also purchased a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown has the right to convert all amounts due under this debenture to shares of its common stock by providing 30 days' prior notice to Kinross.

As a result of the restatement of the years ended December 31, 2004 and 2003, for the correction of the foreign currency impact on future tax liabilities, the Company plans to engage in further discussions with Crown to determine the future process for this transaction.

SALE OF AQUARIUS GOLD PROPERTY

On December 7, 2005, Kinross signed a letter of intent whereby it will sell its Aquarius gold property to St Andrew Goldfields Ltd. ("St Andrew") in exchange for 100 million common shares of St Andrew and warrants to acquire 25 million St Andrew common shares at a price of CDN$0.17 per share for a period of 24 months. Based on an estimated value of $14.3 million for the consideration to be received and a carrying value for the Aquarius gold property of $51.1 million, the Company will record an impairment of $36.8 million on the property in the third quarter of 2005.

RESERVE INCREASE AT PARACATU

On November 21, 2005, the Company announced that estimated proven and probable reserves at the Paracatu mine had increased to 13.3 million ounces, an increase of 4.8 million ounces above the reserves reported at December 31, 2004. The increase was the result of a drill program initiated at the mine site in January 2005, following the purchase of the remaining 51% of Paracatu from Rio Tinto Plc. on December 31, 2004. The current reserves were estimated, as at October 31, 2005, using a gold price of $400 per ounce, compared with $350 per ounce at December 31, 2004.(1)

SALE OF INTEREST IN KINROSS FORREST

On September 2, 2005, the Company agreed to sell 23.33% of the shares of Kinross Forrest Ltd. ("KF Ltd.") to Balloch Resources Ltd. ("Balloch") and retain 11.67% of the initial interest. The payment of the consideration for the sale of such shares in the amount of CDN $5.5 million is subject to the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch of at least CDN $10 million. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement, which was completed on October 19, 2005, Mr. Ditto was appointed President and Chief Executive Officer of Balloch. Mr. Robert Buchan, a former officer and director of the Company, was also appointed the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga Mining Ltd.

----------------------------------------

(1) For details concerning mineral reserve and mineral resource estimates refer to the mineral reserves and mineral resources tables and notes in the company's annual information form.

4.      CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE
        30, 2005

SUMMARY OF CONSOLIDATED FINANCIAL AND OPERATING PERFORMANCE

------------------------------------------------- --------------------------- ------------- --------------------------- ------------
                                                       Three months ended                        Six months ended
                                                            June 30,                Q2                June 30,              YTD
------------------------------------------------- --------------------------- ------------- --------------------------- ------------
(IN MILLIONS EXCEPT OUNCES AND PER SHARE AMOUNTS       2005          2004         CHANGE         2005         2004         CHANGE
------------------------------------------------- ------------- ------------- ------------- ------------- ------------- ------------
Gold equivalent ounces - sold                          413,306       406,925          2%         829,074       794,405          4%
Gold ounces - sold                                     399,825       391,737          2%         800,939       765,863          5%
Silver ounces - sold                                   803,913       952,697        (16%)      1,702,367     1,769,010         (4%)
Average realized gold price ($/ounce)              $       421   $       389          8%     $       425   $       395          8%
Gold sales - revenue                               $     170.9   $     154.7         10%     $     343.1   $     308.5         11%
Gold deferred revenue (expense) realized                  (2.5)         (2.2)       (14%)           (2.8)         (6.3)        56%
Silver sales revenue                                       6.2           5.7          9%            14.1          10.8          31%
                                                   -----------   -----------       ----      -----------         -----         ---
Total metal sales                                  $     174.6   $     158.2        10%      $     354.4   $     313.0         13%
Operating earnings (loss)                          $      (0.7)  $      (0.4)      (75%)     $      (0.7)  $       9.0          nm
Net earnings (loss)                                $     (16.4)  $      11.7         nm      $     (17.3)  $      19.4          nm
Basic and diluted earnings (loss) per share        $     (0.05)  $      0.03         nm      $     (0.05)  $      0.06          nm
------------------------------------------------- ------------- ------------- ------------- ------------- ------------- ------------

-------------------------------------------------- ------------- ---------------
                                                         As at           As at
                                                       June 30,   December 31,
                                                          2005            2004
-------------------------------------------------- ------------- ---------------
Cash and cash equivalents                           $      56.7    $     47.9
Current assets                                      $     207.9    $    206.9
Total assets                                        $   1,846.3    $  1,834.2
Current liabilities                                 $     149.7    $    172.8
Total liabilities                                   $     573.8    $    547.1
Shareholders' equity                                $   1,272.5    $  1,287.1
================================================== ============= ===============

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o The Company's share of gold equivalent ounces sold for the three months ended June 30, 2005 was 2% higher than the corresponding period in 2004. Increased attributable production at Paracatu and Fort Knox more than offset lower production resulting from the shutdown of New Britannia and Lupin.
o Revenues from metal sales increased by 10% quarter-over-quarter due to a higher number of gold equivalent ounces sold and a higher realized gold price. The Company sold 399,825 ounces of gold at a realized gold price of $421 per ounce, compared with 391,737 ounces of gold at an average realized price of $389 per ounce during the prior year's quarter.
o Despite the increased production and revenue, the Company recorded an operating loss of $0.7 million during the quarter, compared with an operating loss of $0.4 million during the corresponding quarter in 2004. The increased revenue was offset by higher operating costs, higher depreciation, depletion and amortization, and increased general and administrative expenses.
o Cost of sales increased by 13% due to the inclusion of 100% of Paracatu (up from 49% in 2004) and higher costs across all reportable operating segments. This was partially offset by lower cost of sales resulting from the shutdown of New Britannia and Lupin.
o During the quarter, the Company recorded a net loss of $16.4 million, compared with net earnings of $11.7 million during the second quarter of 2004. The loss was largely the result of other expenses of $14.6 million in the second quarter of 2005, compared with other income of $12.2 million in the corresponding period in 2004.
o Cash flow provided by operating activities increased by 20%, from $25.4 million in the three months ended June 30, 2004 to $30.6 million during the same period in 2005. Cash flow provided by operating activities increased due to a higher realized gold price and a smaller increase in working capital requirements in 2005 versus 2004.

FIRST HALF OF 2005 VS. FIRST HALF OF 2004

o The Company's share of gold equivalent ounces sold for the first half of 2005 was 4% higher than the corresponding period in 2004. Increased attributable production at Paracatu, Fort Knox, Kubaka, Musselwhite and Crixas more than offset lower production resulting from the shutdown of New Britannia and Lupin and lower production from La Coipa.

o Revenues from metal sales increased by 13% period-over-period due to a higher number of gold equivalent ounces sold and a higher realized gold price. The Company sold 800,939 ounces of gold at a realized gold price of $425 per ounce in the first half of 2005, compared with 765,863 ounces of gold at an average realized price of $395 per ounce in 2004.
o Despite the higher realized gold price and an increase in the number of gold equivalent ounces being sold, the Company recorded an operating loss of $0.7 million in the first six months of 2005, compared with operating earnings of $9.0 million in the first half of 2004. The decrease was the result of an 18% increase in costs of sales, higher depreciation, depletion and amortization and increased general and administrative expense.
o The cost of sales increase in 2005 was due to the inclusion of 100% of Paracatu (up from 49% in 2004) and higher costs across all reportable operating segments with the exception of Fort Knox. This was partially offset by lower cost of sales at New Britannia and Lupin as a result of their shutdown.
o The Company recorded a net loss of $17.3 million in the first half of 2005, compared with net earnings of $19.4 million in the comparable period in 2004. The net loss was the result of the operating loss, along with other expenses of $12.9 million, versus other income of $10.9 million in the first half of 2004. In addition, a provision for income and mining taxes of $3.5 million was recorded in the first six months of 2005.
o Cash flow provided by operating activities increased by 42%, from $40.4 million in the first half of 2004 to $57.4 million during the same period in 2005. Cash flow provided by operating activities increased due to a higher realized gold price and a smaller increase in working capital requirements in 2005 versus 2004. During the six months ended June 30, 2005, cash increased $8.8 million, from $47.9 million at December 31, 2004 to $56.7 million at June 30, 2005.

SEGMENT EARNINGS (LOSS)

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
IN US$ MILLIONS                Three months ended             Q2                Six months ended              YTD
                                     June 30,             2005 VS 2004              June 30,             2005 VS 2004
                             ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING SEGMENTS
  Fort Knox                   $    4.6    $    1.1    $   3.5         318%    $    9.2    $    6.8    $   2.4          35%
  Paracatu (a)                    (0.3)        2.0       (2.3)         nm          1.8         4.5       (2.7)        (60%)
  Round Mountain                   5.0         3.7        1.3          35%         9.3        11.9       (2.6)        (22%)
  Porcupine Joint Venture          3.9         2.4        1.5          63%         6.7         3.8        2.9          76%
  La Coipa                        (1.5)       (0.6)      (0.9)       (150%)       (1.4)        1.8       (3.2)         nm
  Crixas                           3.8         2.8        1.0          36%         7.6         6.2        1.4          23%
  Musselwhite                     (2.0)       (0.9)      (1.1)       (122%)       (3.1)       (2.0)      (1.1)        (55%)
  Kubaka                           0.6         4.1       (3.5)        (85%)        1.0         6.3       (5.3)        (84%)
  Other operations (b)            (0.2)       (1.3)       1.1          85%        (1.8)       (3.5)       1.7          49%
CORPORATE & OTHER                (14.6)      (13.7)      (0.9)         (7%)      (30.0)      (26.8)      (3.2)        (12%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
TOTAL                         $   (0.7)   $   (0.4)   $  (0.3)        (75%)   $   (0.7)   $    9.0     $ (9.7)         nm
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a) On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine. For the three and six months ended June 30, 2004, the Company had only a 49% interest, which has been reflected in the segment earnings.
(b)     Other operations include Kettle River, Refugio, Lupin and New Britannia.

MINING OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - U.S.A

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended             Q2                Six months ended              YTD
                                     June 30,             2005 VS 2004              June 30,             2005 VS 2004
                             ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS
Tonnes processed (000's)          3,313       3,091        222          7%        6,320       6,308         12          0%
Grade (grams/tonne)                0.94        0.89       0.05          6%         0.91        0.90       0.01          1%
Recovery (%)                       86.5%       89.0%      (2.5%)       (3%)        86.8%       85.0%       1.8%         2%
Gold equivalent ounces
  Produced                       86,426      79,007      7,419          9%      160,379     154,987      5,392          3%
  Sold                           87,632      69,348     18,284         26%      158,508     155,703      2,805          2%

FINANCIAL DATA
  (in US$ millions)
Metal sales                   $    37.6   $    27.2   $   10.4         38%    $    68.1   $    63.0   $    5.1          8%
Cost of sales (a)                  23.1        19.1        4.0         21%         40.6        41.8       (1.2)        (3%)
Accretion                           0.3         0.4       (0.1)       (25%)         0.6         0.7       (0.1)       (14%)
DD&A (b)                            9.3         6.5        2.8         43%         17.0        13.6        3.4         25%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                              $     4.9   $     1.2   $    3.7        308%    $     9.9   $     6.9   $    3.0         43%
Exploration                         0.1         0.1          -          0%          0.2         0.1        0.1          0%
Other                               0.2           -        0.2         nm           0.5           -        0.5         nm
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment earnings              $     4.6   $     1.1   $    3.5        318%    $     9.2   $     6.8   $    2.4        35%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(b) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998.

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o Gold equivalent production increased 9% to 86,426 ounces in the second quarter of 2005, compared to the corresponding period, due to an increase in the number of tonnes processed. The elimination of True North ore was offset by increased mill throughput from phase 5 of the Fort Knox pit. The 6% increase in grade was also due to the switch to phase 5 ore. Mining has been suspended at True North.
o Revenues from metal sales improved by 38% as the number of ounces sold increased by 26% and the Company realized higher gold prices.
o Cost of sales increased by 21% due to a higher number of ounces being sold, partially offset by higher tonnes being processed. Increases in fuel and power costs continued to adversely impact cost of sales.
o Depreciation, depletion and amortization was higher by 43% due the increased number of ounces sold and due to the acquisition of new larger capacity mining equipment being added to the fleet during 2005 to reduce costs on a per ounce basis.

FIRST HALF OF 2005 VS. FIRST HALF OF 2004

o Gold equivalent production was higher by 3% due to improved grades and recovery from phase 5 ore.
o Revenues from metal sales increased by 8% due to more ounces being sold at a higher realized gold price.
o Despite an increase to the number of ounces sold, cost of sales decreased by 3% in the first half of 2005, compared with the corresponding period in 2004. This was the result of processing higher-grade ore and a higher recovery rate, partially offset by increases to fuel and power costs.
o Depreciation, depletion and amortization increased by 25% due to the acquisition of new larger capacity mining equipment being added to the fleet.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - U.S.A

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended                               Six months ended
                                     June 30,                  Q2                   June 30,                   YTD
                             ----------- -----------      2005 VS 2004       ----------- -----------     2005 VS 2004
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS (a)
Tonnes processed (000's) (b)     15,892      17,309     (1,417)        (8%)      32,388      34,743     (2,355)        (7%)
Grade (grams/tonne)                0.79        0.66       0.13         20%         0.72        0.65       0.07         11%
Gold equivalent ounces
  Produced                      100,745      99,554      1,191          1%      196,138     194,538      1,600          1%
  Sold                           93,647      97,256     (3,609)        (4%)     186,491     186,857       (366)        (0%)

FINANCIAL DATA
 (in US$ millions)
Metal sales                   $    39.5   $    36.8   $    2.7          7%    $    79.4   $    73.6   $    5.8          8%
Cost of sales (c)                  22.9        21.0        1.9          9%         47.0        38.6        8.4         22%
Accretion                           0.4         0.4          -          0%          0.9         0.9          -          0%
DD&A (d)                           10.8        11.6       (0.8)        (7%)        21.7        22.1       (0.4)        (2%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                    5.4         3.8        1.6         42%          9.8        12.0       (2.2)       (18%)
Exploration                         0.4         0.1        0.3        300%          0.5         0.2        0.3        150%
Other                                 -           -          -          0%            -        (0.1)       0.1        100%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment earnings              $     5.0   $     3.7   $    1.3         35%    $     9.3   $    11.9   $   (2.6)       (22%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a) Due to the nature of heap leach operations recovery rates cannot be accurately measured on a quarterly basis.
(b)     Tonnes processed represent 100% of mine production.
(c)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(d) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003.

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o Tonnes processed were lower due to the mining of harder ore and an increase in the mining of waste in the second quarter of 2005, compared with the corresponding period in 2004.
o Gold equivalent production was higher during the quarter due to recoveries from higher-grade oxide ore.
o Revenues from metal sales were up 7% due to a higher realized gold price, which was partially offset by fewer ounces sold.
o Costs of sales were up by 9% despite fewer ounces being sold due to higher electricity and other consumable costs.

FIRST HALF 2005 VS. FIRST HALF 2004

o Tonnes processed were lower during the first half of 2005 due to the mining of harder ore and an increase in the mining of waste in 2005, compared to 2004.
o Gold equivalent production was higher during the first half of 2005 due to recoveries from higher-grade oxide ore.
o Despite fewer ounces being sold, revenues from metal sales were up by 8% as a result of higher realized gold prices.
o Costs of sales were up by 22% during the first half of 2005 due to higher electricity, maintenance and other consumable costs.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended                               Six months ended
                                     June 30,                  Q2                   June 30,                   YTD
                             ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)      1,094         996         98         10%        2,168       1,980        188          9%
Grade (grams/tonne)                3.12        3.69      (0.57)       (15%)        3.13        3.67      (0.54)       (15%)
Recovery (%)                       94.1%       92.0%       2.1%         2%         93.1%       91.8%       1.3%         1%
Gold equivalent ounces
  Produced                       51,474      53,225     (1,751)        (3%)     104,365     105,092       (727)        (1%)
  Sold                           52,600      58,051     (5,451)        (9%)     102,660     109,734     (7,074)        (6%)

Financial data
  (in US$ millions)
Metal sales                   $    22.6   $    19.9   $    2.7         14%    $    44.6   $    40.3   $    4.3         11%
Cost of sales (b)                  13.4        10.7        2.7         25%         26.7        23.3        3.4         15%
Accretion                           0.3         0.1        0.2        200%          0.5         0.3        0.2         67%
DD&A (c)                            3.9         5.7       (1.8)       (32%)         8.6        11.1       (2.5)       (23%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                    5.0         3.4        1.6         47%          8.8         5.6        3.2         57%
Exploration                         0.9         1.0       (0.1)       (10%)         1.9         1.8        0.1          6%
Other                               0.2           -        0.2          0%          0.2           -        0.2         nm
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment earnings              $     3.9   $     2.4   $    1.5         63%    $     6.7   $     3.8   $    2.9         76%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. by combining each company's gold mining operations in the Porcupine district of Timmins, Ontario.

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o Higher mill throughput and recoveries were more than offset by lower grade during the quarter leading to a 3% drop in gold equivalent production. The grade reflected the lower grade being mined from the Dome open pit and no Dome underground production.
o Despite a drop in the number of ounces sold, revenues from metal sales increased by 14% due to higher gold prices realized by the Company.
o Cost of sales increased by 25% despite a 9% drop in the number of ounces sold. The increase was due to higher energy and other commodity costs, and the mining of lower grade ore. Cost of sales also increased due to a 9% appreciation of the CDN dollar versus the U.S. dollar from the previous year.

FIRST HALF 2005 VS. FIRST HALF 2004

o Gold production for the first six months of 2005 was marginally lower than the first six months of 2004. Higher mill throughput and recovery were offset by planned lower ore grade reflecting the lower grade being mined from the Dome open pit and no production from the Dome underground mine, which was placed on care and maintenance during the second quarter of 2004.
o The higher mill throughput for both the quarter and year-to-date was the result of the mill expansion. Mill recovery increased in the first six months of 2005 reflecting the positive effects of additional leach retention times on the Dome and Hoyle pond ores.
o Revenues from metal sales increased in the first half of 2005 due to the higher realized gold prices.
o Costs of sales were higher during the first half of 2005, despite selling fewer ounces, due to lower grade and higher tonnes being milled and higher energy and other commodity costs. In addition, cost of sales was negatively impacted by an 8% appreciation of the CDN dollar against the U.S. dollar period-over-period.
o Work continued on the Pamour open pit project during the first six months of 2005. Material from waste rock stripping during the second quarter was used as construction material for the required highway re-alignment.

PARACATU (100% OWNERSHIP AND OPERATOR) - BRAZIL

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended                               Six months ended
                                     June 30,                  Q2                   June 30,                   YTD
                             ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                 2005      2004(a)    Change $     Change %      2005      2004(a)      Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)      3,990       4,271       (281)        (7%)       7,890       8,770       (880)       (10%)
Grade (grams/tonne)                0.45        0.45          -          0%         0.43        0.45      (0.02)        (4%)
Recovery (%)                       77.0%       75.2%       1.8%         2%         77.0%       75.4%       1.6%         2%
Gold equivalent ounces
  Produced                       43,252      22,096     21,156         96%       83,861      46,436     37,425         81%
  Sold                           40,831      24,365     16,466         68%       84,315      47,520     36,795         77%

FINANCIAL DATA
  (in US$ millions)
Metal sales                   $    17.4   $     9.6   $    7.8         81%    $    36.0   $    19.1   $   16.9         88%
Cost of sales (c)                  11.3         5.1        6.2        122%         23.6         9.6       14.0        146%
Accretion                           0.2         0.2          -          0%          0.4         0.3        0.1         33%
DD&A (d)                            4.4         2.3        2.1         91%          8.0         4.7        3.3         70%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                    1.5         2.0       (0.5)       (25%)         4.0         4.5       (0.5)       (11%)
Exploration                         1.8           -        1.8         nm           2.2           -        2.2         nm
Other                                 -           -          -         nm             -           -          -         nm
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment earnings              $    (0.3)  $     2.0   $   (2.3)        nm     $     1.8   $     4.5   $   (2.7)       (60%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a)     On  December  31,  2004,  the  Company  completed  the  purchase  of the remaining 51% interest in the Paracatu mine. For the three and six months ended June 30, 2004, the Company had only a 49% interest, which has been reflected in the segment earnings.
(b)     Tonnes mined/processed represent 100% of mine production.
(c)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(d) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o Gold production in the second quarter of 2005 increased by 96%, over the corresponding period in 2004, due to the purchase of the remaining 51% of the mine. However, on a 100% basis, production was down by 4%. The reduced production was the result of fewer tonnes being processed, partially offset by a higher recovery rate. The lower tonnes processed was mainly caused by planned mill stoppages for repairs.
o Revenues from metal sales increased by 81%, quarter-over-quarter, due to a 68% increase in the number of ounces sold and a higher realized gold price. On a 100% basis, the number of ounces sold was down by 18%, quarter-over-quarter.
o Cost of sales increased by 122% largely due to the purchase of the remaining 51% of the mine. On a 100% basis, cost of sales increased by 9%, despite the reduction of the number of ounces sold. The increase was due to the appreciation of the Brazilian real against the U.S. dollar and higher energy and consumable costs over the comparable quarters.

FIRST HALF OF 2005 VS. FIRST HALF OF 2004

o On a 100% basis, gold production during the first half of 2005 decreased by 12% compared with the first half of 2004. The decrease was the result of lower tonnes processed and lower grade, partially offset by a higher recovery rate. The lower tonnes processed was mainly caused by an unexpected increase in ore hardness and some mill stoppages for repairs.
o On a 100% basis, revenues from metal sales decreased by 8%, compared with the first half of 2004. The decrease was the result of a drop, on a 100% basis, in the number of ounces sold in the first half of 2005, partially offset by a higher realized gold price.
o Cost of sales, on a 100% basis, increased 20% over the first half of 2004 despite a drop in the number of ounces sold. The increase was due to the appreciation of the Brazilian real and increased energy and consumable costs.

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended                               Six months ended
                                     June 30,                  Q2                   June 30,                   YTD
                             ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)      1,586       1,596        (10)        (1%)       3,288       3,189         99          3%
Grade (grams/tonne)
      - Gold                       0.95        0.94       0.01          1%         0.97        1.16      (0.19)       (16%)
      - Silver                    45.25       54.61      (9.36)       (17%)       46.16       54.57      (8.41)       (15%)
Recovery (%)
      - Gold                       79.3%       82.4%      (3.1%)       (4%)        80.6%       82.4%      (1.8%)       (2%)
      - Silver                     57.2%       56.4%       0.8%         1%         57.5%       52.8%       4.7%         9%
Gold equivalent ounces
  Produced                       30,352      32,454     (2,102)        (6%)      64,376      73,003     (8,627)       (12%)
  Sold                           33,251      35,713     (2,462)        (7%)      74,710      74,322        388          1%

FINANCIAL DATA
  (in US$ millions)
Metal sales                   $    14.2   $    14.1   $    0.1          1%    $    31.8   $    29.9   $    1.9          6%
Cost of sales (b)                  11.6        10.2        1.4         14%         24.1        18.5        5.6         30%
Accretion                           0.1           -        0.1         nm           0.2         0.1        0.1        100%
DD&A (c)                            3.7         4.3       (0.6)       (14%)         8.1         9.3       (1.2)       (13%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                   (1.2)       (0.4)      (0.8)      (200%)        (0.6)        2.0       (2.6)        nm
Exploration                         0.3         0.1        0.2        200%          0.5         0.1        0.4        400%
Other                                 -         0.1       (0.1)      (100%)         0.3         0.1        0.2        200%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment earnings (loss)       $    (1.5)  $    (0.6)  $   (0.9)      (150%)   $    (1.4)  $     1.8   $   (3.2)        nm
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003.

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o Gold equivalent production decreased 6% during the second quarter of 2005 largely due to a lower silver grade. The lower grade was due to changes in the mine plan due to pit slopes failures in the Brecha Norte pit, lower load equipment availability and poor weather conditions. There was no significant change during the quarter to the average ratio for conversion of silver into equivalent gold ounces.
o Revenues from metal sales increased by 1% as a result of higher realized gold prices. The impact of the higher gold prices was partially offset by lower production and fewer ounces sold.
o Costs of sales increased by 14% despite a 7% reduction in the number of ounces sold. The increase was the result of a stronger Chilean peso and increased operating costs.

FIRST HALF OF 2005 VS. FIRST HALF OF 2004

o Gold equivalent production decreased 12% during the first half of 2005 mainly due to lower gold and silver grades. The lower grades were the result of changes to the mine plan due to pit slope failures in the Brecha Norte and Coipa Norte pits. The ratio to converting silver into gold equivalent ounces was similar period-over-period.
o Revenues from metal sales increased by 6% due to higher realized gold prices.
o Cost of sales increased by 30% during the first half of 2005 due to the appreciation of the Chilean peso and higher power and other costs.

CRIXAS (50% OWNERSHIP, ANGLOGOLD ASHANTI 50%, OPERATOR) - BRAZIL

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended                               Six months ended
                                     June 30,                  Q2                   June 30,                   YTD
                             ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)        187         185          2          1%          375         368          7          2%
Grade (grams/tonne)                8.43        8.25       0.18          2%         8.40        8.14       0.26          3%
Recovery (%)                       95.3%       95.3%       0.0%         0%         95.5%       95.4%       0.1%         0%
Gold equivalent ounces
  Produced                       24,153      23,440        713          3%       48,345      45,951      2,394          5%
  Sold                           24,895      22,154      2,741         12%       49,049      45,530      3,519          8%

FINANCIAL DATA
  (in US$ millions)
Metal sales                   $    10.7   $     8.7   $    2.0         23%    $    21.0   $    18.2   $    2.8         15%
Cost of sales (b)                   3.7         2.7        1.0         37%          7.2         5.7        1.5         26%
Accretion                           0.1           -        0.1         nm           0.1           -        0.1         nm
DD&A (c)                            3.1         3.2       (0.1)        (3%)         6.0         6.2       (0.2)        (3%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                    3.8         2.8        1.0         36%          7.7         6.3        1.4         22%
Exploration                           -           -          -          0%          0.1         0.1          -          0%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment earnings              $     3.8   $     2.8   $    1.0         36%    $     7.6   $     6.2   $    1.4         23%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Crixas underground mine, located in the State of Goias, upon completion of the combination with TVX on January 31, 2003.

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o Gold production increased by 3% during the second quarter of 2005, compared with the corresponding period in 2004. The increase was due to slightly higher throughput and higher grade.
o Higher revenues from metal sales were the result of an increased number of ounces sold and a higher realized gold price.
o Cost of sales increased by 37% due to the 12% increase in the number of ounces sold, the appreciation of the Brazilian real against the U.S. dollar during the second quarter of 2005, compared with the same period in 2004, and increased operating costs.

FIRST HALF OF 2005 VS. FIRST HALF OF 2004

o Gold production increased by 5% during the first half of 2005, compared with the corresponding period in 2004. The increase was due to increased throughput and higher grade. The increased tonnage was due to a better ore blending and increased availability of the plant.
o Higher revenues from metal sales were the result of an increased number of ounces sold and a higher realized gold price.
o Cost of sales during the first half of 2005 increased by 26% due to the 8% increase in the number of ounces sold, the appreciation of the Brazilian real against the U.S. dollar during the second quarter of 2005, compared with the same period in 2004, and high commodity prices and service costs.

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended                               Six months ended
                                     June 30,                  Q2                   June 30,                   YTD
                             ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)        359         364         (5)        (1%)         714         728        (14)        (2%)
Grade (grams/tonne)                5.60        5.46       0.14          3%         5.80        5.21       0.59         11%
Recovery (%)                       95.3%       96.0%      (0.7%)       (1%)        95.4%       96.0%      (0.6%)       (1%)
Gold equivalent ounces
   Produced                      19,403      19,600       (197)        (1%)      40,947      37,149      3,798         10%
   Sold                          21,300      20,400        900          4%       41,640      39,603      2,037          5%

FINANCIAL DATA
   (in US$ millions)
Metal sales                   $     9.0   $     8.0   $    1.0         13%    $    17.8   $    16.0   $    1.8         11%
Cost of sales (b)                   6.9         5.0        1.9         38%         13.3        10.6        2.7         25%
Accretion                           0.1         0.1          -          0%          0.1         0.1          -          0%
DD&A (c)                            3.3         3.3          -          0%          6.4         6.2        0.2          3%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                   (1.3)       (0.4)      (0.9)      (225%)        (2.0)       (0.9)      (1.1)      (122%)
Exploration                         0.7         0.5        0.2         40%          1.1         1.1          -          0%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment loss                  $    (2.0)  $    (0.9)  $   (1.1)      (122%)   $    (3.1)  $    (2.0)  $   (1.1)       (55%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Musselwhite underground mine, located in north-western Ontario, upon completion of the combination with TVX on January 31, 2003.

SECOND QUARTER 2005 VS. SECOND QUARTER 2004

o Gold equivalent production during the second quarter of 2005 was similar to the comparable period in 2004 with an increased grade offset by decreases in tonnes processed and recoveries.
o Metal sales were up by 13% due to higher gold prices and an increase in the number of ounces sold.
o Cost of sales increased by 38% due to an increased portion of higher cost underground tonnes mined, increased underground mining and development costs, and higher energy and commodity costs. Cost of sales was also negatively impacted by an appreciation in the Canadian dollar against the U.S. dollar during the second quarter of 2005, compared to 2004.

FIRST HALF OF 2005 VS. FIRST HALF OF 2004

o Gold equivalent production for the first six months of 2005 was higher than the first six months of 2004 due to higher-grade ore, offset by lower mill throughput and recoveries. Grade was higher during the first half of 2005 due to higher tonnes mined and milled from the underground, versus lower grade tonnage from open pit mining that was milled during the first six months of 2004.
o Revenues from metal sales increased by 11% due to the increased number of ounces sold and a higher realized gold price.
o Cost of sales increased by 25% due to an increased portion of higher cost underground tonnes mined, increased underground mining and development costs, and higher energy and commodity costs. Cost of sales was also negatively impacted by an 8% appreciation in the Canadian dollar against the U.S. dollar during the first half of 2005, compared to 2004.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA

---------------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Three months ended                               Six months ended
                                     June 30,                  Q2                   June 30,                   YTD
                             ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                 2005        2004     Change $     Change %      2005        2004     Change $     Change %
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)         222        216          6          3%          431         434         (3)        (1%)
Grade (grams/tonne)                 5.17       5.75      (0.58)       (10%)        6.08        5.02       1.06         21%
Recovery (%)                        97.3%      98.0%      (0.7%)       (1%)        97.6%       97.0%       0.6%         1%
Gold equivalent ounces
   Produced                       35,975     39,121     (3,146)        (8%)      82,136      68,380     13,756         20%
   Sold                           36,726     40,743     (4,017)       (10%)      78,882      69,135      9,747         14%

FINANCIAL DATA
   (in US$ millions)
Metal sales                   $     16.0  $    16.5   $   (0.5)        (3%)   $    34.3   $    28.5   $    5.8         20%
Cost of sales (b)                   12.1       10.0        2.1         21%         25.6        17.7        7.9         45%
Accretion                            0.1        0.1          -          0%          0.2         0.2          -          0%
DD&A (c)                             2.6        2.1        0.5         24%          6.3         3.8        2.5         66%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                     1.2        4.3       (3.1)       (72%)         2.2         6.8       (4.6)       (68%)
Exploration                          0.3          -        0.3         nm           0.8         0.1        0.7        700%
Other                                0.3        0.2        0.1         50%          0.4         0.4          -          0%
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Segment earnings              $      0.6  $     4.1   $   (3.5)       (85%)   $     1.0   $     6.3   $   (5.3)       (84%)
---------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

Kinross acquired a 54.7% interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia, in three transactions in 1998 and 1999. On February 28, 2003, the Company completed a step-up transaction to bring its ownership interest to the current 98.1%.

SECOND QUARTER OF 2005 VS. SECOND QUARTER OF 2004

o Gold equivalent production was down by 8% due to lower grade and recoveries, partially offset by higher mill throughput.
o Lower production and ounces sold resulted in reduced revenues from metal sales. This was partially offset by higher realized gold prices.
o Cost of sales increased by 21% due to an increase in the number of ounces sold, higher operating costs and the processing of higher cost Birkachan stockpiled ore.

FIRST HALF OF 2005 VS. FIRST HALF OF 2004

o The 20% increase in gold equivalent production was the result of processing higher-grade ore during the first half of 2005.
o The increase in the ounces sold, along with the higher realized gold price, lead to a 20% increase in revenues from metal sales.
o Increased cost of sales was due to an increase in the number of ounces produced and sold and higher overall operating costs.
o Depreciation, depletion and amortization was up by 66% during the first half of 2005. The increase was due to the higher number of ounces sold and the decision to close the mine at the end of 2005.
o All mining activity at the Kubaka underground mine and Birkachan was completed by June 1, 2005, with only stockpiles remaining to be processed.

OTHER OPERATING SEGMENTS

REFUGIO (50% OWNERSHIP AND OPERATOR) - CHILE

Kinross acquired its 50% interest in the Refugio open pit mine, located 120 kilometres northeast of Copiapo, Chile, in 1998. In 2001, due to low gold prices and operational difficulties, mining activities were suspended and the operation was placed on care and maintenance. In late 2002, a multi-phase exploration program commenced and in 2003 it was determined that the mine would be recommissioned.

The mine is expected to achieve its continuous production rate of 40,000 tonnes per day by year-end 2005. The Company's share of the capital cost is expected to total approximately $67 million, which is above budget. The increased costs were due to unexpected delays and higher input costs. The recommissioned mine will be capable of producing approximately 115,000 to 130,000 ounces annually to Kinross' account.

KETTLE RIVER (100% OWNERSHIP AND OPERATOR) - U.S.A.

Kinross acquired Kettle River, located in the state of Washington, U.S.A., upon completion of the combination with Echo Bay on January 31, 2003. At the time of acquisition the mine was shutdown. The Company recommenced operations in late December 2003. Gold equivalent production was 19,869 ounces and 38,635 ounces during the three and six months ended June 30, 2005, respectively, which is down from 22,362 ounces and 47,709 ounces from the respective periods in 2004.
Production was lower and costs higher due to a planned decrease in mining activity at Emanuel Creek and continuing ground problems at the mine.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization was $44.6 million in the second quarter of 2005, compared with $43.0 million in the second quarter of 2004. Year-to-date, depreciation, depletion and amortization increased by 9% to $88.9 million. Depreciation increased at Paracatu with the acquisition of the remaining 51% of the mine and at Kubaka with the increase in the number of ounces sold and a reduced reserve base. Depreciation also increased at Fort Knox over the comparable three and six month periods.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expenses for the three and six months ended June 30, 2005 was $6.4 million and $11.3 million, respectively, compared with $5.4 million and $8.9 million for the corresponding periods in 2004. The increase between the comparable six-month periods is largely the result of the 2004 expenditures being lower than planned as certain projects were delayed. The focus of the Company's exploration program is to replace and increase reserves at existing mines and increase reserves at its development projects.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expense for the three and six months ended June 30, 2005 was $10.7 million and $20.9 million, respectively, compared with $8.5 million and $15.4 million in the corresponding periods in 2004. The increase was largely the result of increased professional fees resulting from the review of the accounting for the acquisition of TVX and Echo Bay, and the strength of the Canadian dollar against the U.S. dollar.

OTHER INCOME (EXPENSE) - NET

----------------------------------- ----------------------- ----------------------- ----------------------- -----------------------
IN US$ MILLIONS                       Three months ended                               Six months ended
                                            June 30,                  Q2                   June 30,                   YTD
                                    ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                        2005        2004     Change $     Change %      2005        2004     Change $     Change %
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Interest and other income            $     1.6   $     1.9       (0.3)        (16%)  $     3.5   $     3.7       (0.2)        (5%)
Interest expense                          (1.7)       (0.5)      (1.2)       (240%)       (3.6)       (1.1)      (2.5)      (227%)
Foreign exchange gains (losses)          (14.6)        6.7      (21.3)         nm        (12.9)        5.0      (17.9)        nm
Non-hedge derivative gains (losses)        0.1         4.1       (4.0)        (98%)        0.1         3.3       (3.2)       (97%)
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Other income (expense) - net         $   (14.6)  $    12.2      (26.8)         nm    $   (12.9)  $    10.9      (23.8)        nm
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

INTEREST EXPENSE

Interest expense totalled $1.7 million and $3.6 million, respectively, for the three and six months ended June 30, 2005, compared with $0.5 million and $1.1 million during the corresponding period in 2004. The increased interest expense is the result of increased long-term debt including the LIBOR loan under the credit facility.

NON-HEDGE DERIVATIVE LOSSES

Premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized in the current period. During the first half of 2005, the Company recorded a decrease to the liability on call options sold of $0.1 million versus a decrease of $3.3 million in 2004.

FOREIGN EXCHANGE GAINS (LOSSES)

During the second quarter, the Company recorded a loss on foreign exchange of $14.6 million, compared with a gain of $6.7 million in the corresponding period in 2004. A foreign exchange loss of $12.9 million was recorded year-to-date in 2005, versus a gain of $5.0 million in 2004.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the period. Exchange gains and losses are included in income.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax. During the first half of 2005, the Company recorded a provision for income and mining taxes of $3.5 million on a loss before tax of $13.6 million. During the corresponding period in 2004, the Company's provision for income and mining taxes was nil on earnings before tax of $19.9 million. There are a number of factors that can significantly impact the Company's effective tax rate including: the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. The income and mining tax recovery in 2005 and the low effect tax rate in 2004 is largely due to movement in the future tax liability set-up with the purchase accounting for the acquisition of TVX and Echo Bay.

RELATED PARTY TRANSACTIONS

On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources and retain 11.67% of the initial interest. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement which was completed on October 19, 2005, Mr. Ditto was appointed President and Chief Executive Officer of Balloch. Further discussion on the sale of KF Ltd. to Balloch is included above in the "Developments" section.

5.      LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity for the three and six months ended June 30, 2005 and 2004:

----------------------------------- ----------------------- ----------------------- ----------------------- -----------------------
IN US$ MILLIONS                       Three months ended                               Six months ended
                                            June 30,                  Q2                   June 30,                   YTD
                                    ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                        2005        2004     Change $     Change %      2005        2004     Change $     Change %
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Cash flow:
  Provided from operating
    activities                       $    30.6   $    25.4   $      5.2        20%   $    57.4   $    40.4   $    17.0        42%
  Used in investing activities           (45.8)      (60.1)        14.3        24%       (84.6)      (79.2)       (5.4)       (7%)
  Provided by (used in) financing
    acitvities                            19.4         5.3         14.1       266%        36.0       (18.6)       54.6        nm
Effect of exchange rate changes
   on cash                                   -        (0.5)         0.5       100%           -        (0.7)        0.7       100%
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
Increase (decrease) in cash and
   cash equivalents                        4.2       (29.9)        34.1        nm          8.8       (58.1)       66.9        nm
Cash and cash equivalents:
   Beginning of period                    52.5       217.6       (165.1)      (76%)       47.9       245.8      (197.9)      (81%)
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
   End of period                     $    56.7   $   187.7   $   (131.0)      (70%)  $    56.7   $   187.7   $  (131.0)      (70%)
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

OPERATING ACTIVITIES

Cash flow provided by operating activities was $30.6 million in the three months ended June 30, 2005, compared with $25.4 million in the corresponding period in 2004. During the six months ended June 30, 2005, cash flow provided by operating activities increased by 42% to $57.4 million. The increase for both the quarter and year-to-date is due to higher realized gold prices and a smaller increase in working capital requirements in 2005 versus 2004.

INVESTING ACTIVITIES

Net cash used in investing activities was $45.8 million in the second quarter of 2005, compared to $60.1 million in the second quarter of 2004. The reduced use of cash is largely related to net additions to marketable securities in 2004 of $10.5 million. Additions to property, plant and equipment were similar in the corresponding quarters. Net cash used in investing activities in the first half of 2005 was $84.6 million, which was an increase of 7% over the first half of 2004. The increase was largely due to the increase in additions to property, plant and equipment. The following provides a breakdown by segment of capital expenditures:

----------------------------------- ----------------------- ----------------------- ----------------------- -----------------------
IN US$ MILLIONS                       Three months ended                               Six months ended
                                            June 30,                  Q2                   June 30,                   YTD
                                    ----------- -----------      2005 VS 2004       ----------- -----------       2005 VS 2004
                                        2005        2004     Change $     Change %      2005        2004     Change $     Change %
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
OPERATING SEGMENTS
  Fort Knox                          $    11.8   $    12.2   $     (0.4)       (3%)  $    22.3   $    19.4   $     2.9        15%
  Paracatu (a)                             5.4         1.2          4.2       350%         9.3         1.9         7.4       389%
  Round Mountain                           1.7         1.7            -         0%         2.7         3.5        (0.8)      (23%)
  Porcupine Joint Venture                  6.7         4.8          1.9        40%        12.8         7.1         5.7        80%
  La Coipa                                 1.2         0.1          1.1      1100%         2.2         0.4         1.8       450%
  Crixas                                   1.5         1.3          0.2        15%         2.9         2.0         0.9        45%
  Musselwhite                              0.7         1.2         (0.5)      (42%)        1.9         1.6         0.3        19%
  Kubaka                                   0.1         5.5         (5.4)      (98%)        0.2        10.0        (9.8)      (98%)
  Other operations                         8.9        12.3         (3.4)      (28%)       21.5        14.0         7.5        54%
CORPORATE & OTHER                          0.6         0.1          0.5       500%         0.9         0.3         0.6       200%
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------
                                     $    38.6   $    40.4   $    (1.8)       (4%)   $    76.7   $    60.2   $    16.5        27%
----------------------------------- ----------- ----------- ----------------------- ----------- ----------- -----------------------

(a) On December 31, 2004, the company completed the purchase of the remaining 51% interest in the paracatu mine. For the three and nine months ended June 30, 2004, the company had only a 49% interest.

Capital expenditures during the first half of 2005 included costs related to accessing phase five and phase six ore zones at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture, costs at Paracatu related to the mine and mill expansion and continued recommissioning costs at Refugio.

FINANCING ACTIVITIES

Financing activities in the second quarter and first half of 2005 provided net cash of $19.4 million and $36.0 million, respectively. Cash provided by financing activities in 2005 primarily related the increase in the Company's LIBOR loan drawn on the Company's revolving credit facility. The Company increased the loan by $15.0 million in the first quarter of 2005 and an additional $20.0 million in the second quarter. During the first half of 2004, the Company had a net used cash of $18.6 million in financing activities. The use of cash largely related to the repayment of the Industrial Revenue Bonds owing to the Alaska Industrial Development and Export Authority, with principal totalling $25.0 million.

As of February 8, 2006, there were 345.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.4 million share purchase options outstanding under its share option plan and 8.3 million common share purchase warrants outstanding.

BALANCE SHEET

------------------------------------------------ -------------------------------
IN US$ MILLIONS                                               AS AT:
                                                 --------------- ---------------
                                                      June 30,     December 31,
                                                        2005           2004
------------------------------------------------ --------------- ---------------
Cash and cash equivalents                           $      56.7    $      47.9
Current assets                                      $     207.9    $     206.9
Total assets                                        $   1,846.3    $   1,834.2
Current liabilities                                 $     149.7    $     172.8
Total debt (a)                                      $     174.0    $     138.8
Total liabilities (b)                               $     573.8    $     547.1
Shareholders' equity                                $   1,272.5    $   1,287.1
------------------------------------------------ --------------- ---------------
Statistics

        Working capital                             $      58.2    $      34.1
        Working capital ratio (c)                          1.39x          1.20x
------------------------------------------------ --------------- ---------------
(a) Includes long-term debt plus the current portion thereof and preferred shares.
(b)     Includes preferred shares and non-controlling interest.
(c)     Current assets divided by current liabilities.

Year-to-date, cash increased by $8.8 million to $56.7 million, with cash flow from operating and financing activities more than offsetting the Company's investing activities. During the first half of 2005, the Company's net debt position (cash and cash equivalents less long-term debt) increased from $75.0 million to $101.1 million. The increase in the net debt position was largely the result of the increase in the Company's LIBOR loan and continuing capital expenditures. The increase in cash along with an increase in inventories and a decrease in account payables and accrued liabilities resulted in an increase to net working capital of $34.1 million to $58.2 million.

CREDIT FACILITY

In December 2004, the Company replaced the $125 million credit facility with a new three-year $200 million revolving credit facility, which allowed for the limit to be increased to $300 million. The Company borrowed $105.0 million under the facility to help finance the acquisition of the remaining 51% interest in the Paracatu mine. In February 2005, the limit was increased by $15 million, which the Company drew down on as a LIBOR loan for working capital purposes. In March 2005, the limit was increased by $10 million to allow for the issue of additional letters of credit. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008.

LIQUIDITY OUTLOOK

The major uses of cash for the remainder of 2005, outside of operating activities and general and administrative costs, include: reclamation and remediation obligation, explorations and business development expense and additions to property, plant and equipment. As of June 30, 2005, $8.4 million has been spent on reclamation and remediation expenditures, with a full year forecast for 2005 of approximately $24 million. In the first half, exploration and business development expenditures of $11.3 million, of an expected $22 million for the year, have been incurred. Additions to property, plant and equipment have totalled $76.7 million during the first six months, with a full year forecast of approximately $165 million to be spent.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Kinross has entered into an agreement to acquire Crown Resources Corporation ("Crown") in exchange for the issuance of Kinross' common shares. Kinross will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is discussed in the section entitled "Developments". For a schedule of contractual obligations please refer to the Company's 2004 Annual MD&A.

HEDGING ACTIVITIES

From time-to-time, the Company manages its exposure to fluctuation in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the risk management policy approved by the Company's Board of Directors.

GOLD

At December 31, 2003, the Company had deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, following the adoption of Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts in 2004 and 2005. During the six months ended June 30, 2004, the Company delivered 85,000 ounces into these contracts. In addition, the Company financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes the remaining portion of the unrealized loss, as determined on December 31, 2003, remained to be recognized into earnings in accordance with the original maturity dates of the contracts.

During the six months ended June 30, 2005, the Company recognized into earnings the remaining $4.7 million related to the loss on the deferred contracts.

FOREIGN CURRENCY

From time-to-time, the Company uses fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$28.4 million at an average exchange rate of 1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, with the adoption of AcG-13, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the six months ended June 30, 2004, the Company recognized into earnings $0.9 million of the deferred gain. During the six months ended June 30, 2005, the Company recognized into earnings the remaining $0.9 million of the deferred gain. Both the realized and unrealized net gains during 2005 from the strengthening of the Canadian dollar against the U.S. dollar have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses.

At June 30, 2005, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$10.1 million at an average exchange rate of 1.2590.

For details on the hedging activities please refer to Note 6 "Financial instruments" of the accompanying consolidated financial statements.

6.      CRITICAL ACCOUNTING POLICIES

In the 2004 annual MD&A there is a full discussion and description of the Company's critical accounting policies. The preparation of the Company's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These are fully described in the 2004 annual MD&A.

7.      RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES

For a discussion of recent pronouncements and accounting changes please refer to
Note 4 of the accompanying interim consolidated financial statements for the period ended June 30, 2005.

8.      RISK ANALYSIS AND ADDITIONAL INFORMATION

The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2004 annual MD&A, the Annual Information Form and other filings, which are available on the Company's website WWW.KINROSS.COM and on WWW.SEDAR.COM or are available upon request from the Company.

9.      SUMMARY OF QUARTERLY RESULTS

------------------------------------------------------------------------------------------------------------------------------------
                                           Q3        Q2        Q1         Q4        Q3         Q2        Q1         Q4         Q3
------------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)   2005      2005      2005       2004      2004       2004      2004       2003       2003
------------------------------------------------------------------------------------------------------------------------------------
Total metal sales                       $ 174.6   $ 179.8   $ 179.2    $ 174.6   $ 158.2    $ 154.8   $ 143.3    $ 153.8    $ 157.8
Net earnings (loss)                     $ (16.4)  $  (0.9)  $ (88.0)   $   5.5   $  11.7    $   7.7   $(372.8)   $ (11.9)   $ (27.5)
Net earnings (loss) attributable to
  common shares                         $ (16.4)  $  (0.9)  $ (88.0)   $   5.5   $  11.7    $   7.7   $(372.8)   $   2.4    $ (29.7)
Basic and diluted earnings (loss)
  per share                             $ (0.05)  $     -   $ (0.25)   $  0.02   $  0.03    $  0.02   $ (1.21)   $  0.01    $ (0.09)
------------------------------------------------------------------------------------------------------------------------------------

Cash flow provided from (used in)
  operating activities                  $  30.6   $  26.8   $  57.9    $  62.9   $  25.4    $  15.0   $  18.7    $  36.7    $  18.1
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)
=========================================================================================================================
                                                                                                     AS AT
                                                                                     ------------------------------------
                                                                                          JUNE 30,        DECEMBER 31,
                                                                                            2005              2004
-------------------------------------------------------------------------------------------------------------------------
Assets                                                                                                    Restated (a)
  Current assets
    Cash and cash equivalents                                                           $      56.7       $      47.9
    Restricted cash                                                                             1.5               1.4
    Short-term investments                                                                      0.9               5.7
    Accounts receivable and other assets                               NOTE 5                  29.8              40.9
    Inventories                                                        NOTE 5                 119.0             111.0
                                                                                     ------------------------------------
                                                                                              207.9             206.9
  Property, plant and equipment                                        NOTE 5               1,231.7           1,244.1
  Goodwill                                                             NOTE 5                 329.9             329.9
  Long-term investments                                                NOTE 5                  35.1              25.7
  Deferred charges and other long-term assets                          NOTE 5                  41.7              27.6
                                                                                     ------------------------------------
                                                                                        $   1,846.3       $   1,834.2
                                                                                     ------------------------------------
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                           NOTE 5           $     124.9       $     143.2
    Current portion of long-term debt                                  NOTE 7                   5.8               6.0
    Current portion of reclamation and remediation obligations                                 19.0              23.6
                                                                                     ------------------------------------
                                                                                              149.7             172.8
  Long-term debt                                                       NOTE 7                 152.0             116.9
  Reclamation and remediation obligations                                                     110.1             108.1
  Future income and mining taxes                                                              134.7             123.5
  Other long-term liabilities                                                                  10.9               9.5
  Redeemable retractable preferred shares                                                       2.5               2.6
                                                                                     ------------------------------------
                                                                                              559.9             533.4
                                                                                     ------------------------------------
COMMITMENTS AND CONTINGENCIES                                          NOTE 11
                                                                                     ------------------------------------
NON-CONTROLLING INTEREST                                                                        0.2               0.4
                                                                                     ------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                             13.7              13.3
                                                                                     ------------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants              NOTE 8               1,776.7           1,775.8
  Contributed surplus                                                                          35.7              33.9
  Accumulated deficit                                                                        (538.7)           (521.4)
  Cumulative translation adjustments                                                           (1.2)             (1.2)
                                                                                     ------------------------------------
                                                                                            1,272.5           1,287.1
                                                                                     ------------------------------------
                                                                                        $   1,846.3       $   1,834.2
                                                                                     ------------------------------------

TOTAL ISSUED AND OUTSTANDING COMMON SHARES (millions)                                         345.3             345.1
=========================================================================================================================

                  The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of U.S. dollars, except per share amounts) (unaudited)
==============================================================================================================================
                                                                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                            JUNE 30,                      JUNE 30,
                                                                  -----------------------------  -----------------------------
                                                                      2005            2004           2005            2004
------------------------------------------------------------------------------------------------------------------------------
                                                                                   Restated (a)                  Restated (a)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                      $   174.6       $     158.2    $   354.4      $     313.0

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                          111.0              97.8        224.1            190.4
  Accretion                                                              2.6               2.2          5.9              4.4
  Depreciation, depletion and amortization                              44.6              43.0         88.9             81.7
                                                                  -----------------------------  -----------------------------
                                                                        16.4              15.2         35.5             36.5
  Other operating costs                                                  0.9               2.0          4.4              3.9
  Exploration and business development                                   6.4               5.4         11.3              8.9
  General and administrative                                            10.7               8.5         20.9             15.4
  Impairment of investments                          NOTE 5                -                 -          0.6                -
  Gain on disposal of assets                                            (0.9)             (0.3)        (1.0)            (0.7)
                                                                  -----------------------------  -----------------------------
OPERATING EARNINGS (LOSS)                                               (0.7)             (0.4)        (0.7)             9.0

  Other income (expense) - net                       NOTE 5            (14.6)             12.2        (12.9)            10.9
                                                                  -----------------------------  -----------------------------
EARNINGS (LOSS) BEFORE
  TAXES AND OTHER ITEMS                                                (15.3)             11.8        (13.6)            19.9

  Income and mining taxes recovery (expense)                            (0.9)              0.2         (3.5)               -
  Non-controlling interest                                                 -              (0.1)         0.2             (0.1)
  Dividends on convertible preferred
   shares of subsidiary                                                 (0.2)             (0.2)        (0.4)            (0.4)
                                                                  -----------------------------  -----------------------------

                                                                  -----------------------------  -----------------------------
NET EARNINGS (LOSS)                                                $   (16.4)      $      11.7    $   (17.3)     $      19.4
                                                                  -----------------------------  -----------------------------

EARNINGS (LOSS) PER SHARE
  Basic                                                            $   (0.05)      $      0.03    $   (0.05)     $      0.06
  Diluted                                                          $   (0.05)      $      0.03    $   (0.05)     $      0.06
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
(millions)
  Basic                                              NOTE 9            345.2             346.0        345.1            345.9
  Diluted                                            NOTE 9            345.2             346.3        345.1            346.3
==============================================================================================================================

                     The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars)
==============================================================================================================================
                                                                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                            JUNE 30,                      JUNE 30,
                                                                  -----------------------------  -----------------------------
                                                                      2005            2004           2005            2004
------------------------------------------------------------------------------------------------------------------------------
                                                                                   Restated (a)                  Restated (a)
OPERATING ACTIVITIES:
Net earnings (loss)                                                $   (16.4)      $      11.7    $   (17.3)     $      19.4
Adjustments to reconcile net earnings (loss) to net cash
  provided from (used in) operating activities:
  Depreciation, depletion and amortization                              44.6              43.0         88.9             81.7
  Impairment of investments                                                -                 -          0.6                -
  Gain on disposal of assets                                            (0.9)             (0.3)        (1.0)            (0.7)
  Future income and mining taxes                                        (2.3)             (3.4)        (1.5)            (7.2)
  Deferred revenue recognized                                              -              (0.5)           -             (1.1)
  Non-controlling interest                                                 -                 -         (0.2)               -
  Stock-based compensation                                               0.8               0.4          1.6              0.9
  Unrealized foreign exchange (gains) losses and other                  12.5              (7.8)         9.3             (8.4)
  Changes in operating assets and liabilities:
    Accounts receivable and other assets                                 1.7             (11.3)         7.6              1.4
    Inventories                                                         (3.9)             (2.0)       (11.1)           (24.5)
    Accounts payable and accrued liabilities                            (5.5)             (4.4)       (19.5)           (21.1)
                                                                  -----------------------------  -----------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                            30.6              25.4         57.4             40.4
                                                                  -----------------------------  -----------------------------
INVESTING:
  Additions to property, plant and equipment                           (38.6)            (40.4)       (76.7)           (60.2)
  (Additions to) proceeds from the sale of marketable securities         0.1             (10.5)         0.1            (10.2)
  (Additions to) proceeds from
    long-term investments and other assets - net                       (13.6)             (9.6)       (18.2)           (13.4)
  Proceeds from the sale of property, plant and equipment                3.5               0.3          3.9              0.8
  Additions to short-term investments                                    2.9               0.1          6.4              3.8
  Increase in restricted cash                                           (0.1)                -         (0.1)               -
                                                                  -----------------------------  -----------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                 (45.8)            (60.1)       (84.6)           (79.2)
                                                                  -----------------------------  -----------------------------
FINANCING:
  Issuance of common shares                                              0.6               1.6          1.1              3.0
  Proceeds from issue of debt                                           19.4               4.4         35.8              4.4
  Repayment of debt                                                     (0.6)             (0.7)        (0.9)           (26.0)
                                                                  -----------------------------  -----------------------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                  19.4               5.3         36.0            (18.6)
                                                                  -----------------------------  -----------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    -              (0.5)           -             (0.7)
                                                                  -----------------------------  -----------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         4.2             (29.9)         8.8            (58.1)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                          52.5             217.6         47.9            245.8
                                                                  -----------------------------  -----------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                56.7             187.7         56.7            187.7
==============================================================================================================================

                     The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(expressed in millions of U.S. dollars)
==============================================================================================================================
                                                                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                            JUNE 30,                      JUNE 30,
                                                                  -----------------------------  -----------------------------
                                                                      2005            2004           2005            2004
------------------------------------------------------------------------------------------------------------------------------
                                                                                   Restated (a)                  Restated (a)
COMMON SHARES
  Balance at the beginning of the period                           $  1,776.1      $   1,784.2    $  1,775.8     $   1,783.5
    Common shares issued                                                  0.6              1.6           1.1             3.0
    Transfer of fair value of exercised options                             -                -             -             0.2
    Transfer of fair value of expired warrants and options                  -             (0.3)         (0.2)           (1.2)
                                                                  -----------------------------  -----------------------------
  Balance at the end of the period                                 $  1,776.7      $   1,785.5    $  1,776.7     $   1,785.5
                                                                  -----------------------------  -----------------------------

CONTRIBUTED SURPLUS
  Balance at the beginning of the period                           $     34.9      $      33.7    $     33.9     $      30.0
    Transfer of fair value of expired warrants and options                  -              0.3           0.2             1.2
    Transfer of fair value of exercised options                             -                -             -            (0.2)
    Adoption of new accounting standards                                    -                -             -             2.5
    Stock option compensation                                             0.8              0.4           1.6             0.9
                                                                  -----------------------------  -----------------------------
  Balance at the end of the period                                 $     35.7      $      34.4    $     35.7     $      34.4
                                                                  -----------------------------  -----------------------------

ACCUMULATED DEFICIT
  Balance at the beginning of the period                           $   (522.3)     $    (450.6)   $   (521.4)    $    (455.8)
    Adoption of new accounting standards                                    -                -             -            (2.5)
    Net earnings (loss)                                                 (16.4)            11.7         (17.3)           19.4
                                                                  -----------------------------  -----------------------------
  Balance at the end of the period                                 $   (538.7)     $    (438.9)   $   (538.7)    $    (438.9)
                                                                  -----------------------------  -----------------------------

CUMULATIVE TRANSLATION ADJUSTMENTS
  Balance at the beginning of the period                           $     (1.2)     $      (1.2)   $     (1.2)    $      (1.2)
                                                                  -----------------------------  -----------------------------
  Balance at the end of the period                                 $     (1.2)     $      (1.2)   $     (1.2)    $      (1.2)
                                                                  -----------------------------  -----------------------------

                                                                  -----------------------------  -----------------------------
TOTAL SHAREHOLDERS' EQUITY                                         $  1,272.5      $   1,379.8    $  1,272.5     $    1,379.8
==============================================================================================================================

                     The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       For the three months ended June 30
  (millions of U.S. dollars, except per share amounts, unless otherwise stated)

1.      NATURE OF OPERATIONS

        Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, Chile and Australia. Gold, the Company's primary product is produced in the form of dore, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver as a by-product of gold mining activities.

2.      BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2004.

        The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's restated audited financial statements for the year ended December 31, 2004.

        COMPARATIVE FIGURES

        Certain 2004 figures in the accompanying unaudited interim consolidated financial statements have been reclassified to conform to the 2005 presentation.

3.      RESTATEMENT  FOR  CORRECTION  OF FOREIGN  CURRENCY  IMPACT ON FUTURE TAX
        LIABILITIES

        During its preparation of the interim financial statements for 2005, the Company and its auditors discovered an error relating to its audited financial statements for the years ended December 31, 2003 and 2004 and the respective interim periods. In the previously released financial statements the Company had not properly assessed the impact of changes in foreign currency rates affecting the timing differences resulting from a difference between accounting and tax basis, which form the basis for the future tax liabilities. As a result of the restatement, these liabilities are adjusted for changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate related primarily to the future tax liabilities of the Brazilian operations. This non-cash adjustment had no impact on operating cash flows or cash balances previously reported. The financial statements for the respective interim periods in 2005 are not restated.

        All amounts included in this report have been adjusted to reflect the 2004 restatement. The following is a summary of the effects of the aforementioned adjustments on our consolidated financial statements:

        CONSOLIDATED BALANCE SHEETS

        =====================================================================================================
                                                           AS PREVIOUSLY
                                                            REPORTED (a)      ADJUSTMENTS      AS RESTATED
        -----------------------------------------------------------------------------------------------------
         AS AT DECEMBER 31, 2004
         LIABILITIES
          Future income and mining taxes                    $      90.6       $      32.9       $     123.5
         COMMON SHAREHOLDERS' EQUITY
          Accumulated deficit                               $    (487.7)      $     (33.7)      $    (521.4)
          Cumulative translation adjustment                 $      (2.0)      $       0.8       $      (1.2)
        =====================================================================================================

        (a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

        CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------
                                                            As previously
                                                             reported (a)   Adjustments   As restated
------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED JUNE 30, 2004
Operating loss                                               $   (0.4)       $     -        $   (0.4)
  Other income - net                                         $    4.8        $   7.4        $   12.2
Earnings before taxes and other items                        $    4.4        $   7.4        $   11.8
Income and mining tax (expense) recovery                     $   (0.4)       $   0.6        $    0.2
Non-controlling interest                                     $   (0.1)       $     -        $   (0.1)
Share in loss of investee companies                          $      -        $     -        $      -
Dividends on convertible preferred shares
  of subsidiary                                              $   (0.2)       $     -        $   (0.2)
Net earnings                                                 $    3.7        $   8.0        $   11.7
Net earnings attributable to common shareholders             $    3.7        $   8.0        $   11.7
Earnings per share
  Basic and diluted                                          $   0.01        $  0.02        $   0.03
------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 2004
Operating earnings                                           $    9.0        $     -        $    9.0
  Other income - net                                         $    2.7        $   8.2        $   10.9
Earnings before taxes and other items                        $   11.7        $   8.2        $   19.9
Income and mining tax (expense) recovery                     $   (1.3)       $   1.3        $      -
Non-controlling interest                                     $   (0.1)       $     -        $   (0.1)
Share in loss of investee companies                          $      -        $     -        $      -
Dividends on convertible preferred shares
  of subsidiary                                              $   (0.4)       $     -        $   (0.4)
Net earnings                                                 $    9.9        $   9.5        $   19.4
Net earnings attributable to common shareholders             $    9.9        $   9.5        $   19.4
Earnings per share
  Basic and diluted                                          $   0.03        $  0.03        $   0.06
------------------------------------------------------------------------------------------------------

        (a)     As  previously   disclosed  in  the  second  quarter   financial
                statements filed with regulators in November 2005.

4.      RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

        RECENT PRONOUNCEMENTS

(a) On January 27, 2005, the CICA ("Canadian Institute of Chartered Accountants") issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

        OTHER COMPREHENSIVE INCOME
        As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

        FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT
        Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

        HEDGES
        This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

(b) In June 2005, the CICA issued Handbook Section 3831 "Non-Monetary Transactions" to revise and replace Handbook Section 3830 "Non-Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance will replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. These revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted for fiscal periods beginning on or after July 1, 2005.

(c) In October 2005, the Emerging Issues Committee of the CICA issued Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC-157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006.

        ACCOUNTING CHANGES

(i) In November 2004, the Emerging Issues Committee of the CICA issued EIC 149, "Accounting for Retractable or Mandatorily Redeemable Shares" ("EIC 149"). EIC 149 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable non-controlling interests, and requires that those instruments be classified as liabilities on the balance sheets. Previously, many of those financial instruments were classified as equity. EIC 149 is effective at the beginning of the first interim period beginning after November 5, 2004. The impact of EIC 149 on the Company's future results of operations or financial condition will depend on the terms contained in contracts signed or contracts amended in the future. The Company continues to disclose its mandatorily redeemable preferred shares as a component of liabilities in its consolidated balance sheets, which is consistent with EIC 149.

(ii) In December 2004, the Emerging Issues Committee of the CICA issued EIC 150, "Determining Whether an Arrangement Contains a Lease", ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

5.      CONSOLIDATED FINANCIAL STATEMENT DETAILS

        The following consolidated financial statement details are presented for each of the six months ended June 30, 2005 and 2004 and the three months ended June 30, 2005 and 2004 for the consolidated statements of operations and consolidated statement of cash flows and as of June 30, 2005 and December 31, 2004 for the consolidated balance sheets.

        CONSOLIDATED BALANCE SHEETS

        ACCOUNTS RECEIVABLE AND OTHER ASSETS

        ======================================================================================================
                                                                                JUNE 30,        December 31,
                                                                                  2005             2004
        ------------------------------------------------------------------------------------------------------
        Trade receivables                                                     $        1.7     $        2.2
        Taxes recoverable                                                              8.7              7.9
        Deferred costs associated with business and property acquisitions                -              3.3
        Deferred hedge losses                                                            -              4.7
        Fair value of non-hedge derivatives                                              -              4.1
        Marketable securities (a)                                                      0.2              0.3
        Prepaid expenses                                                               8.6              4.0
        Other                                                                         10.6             14.4
        ------------------------------------------------------------------------------------------------------
                                                                              $       29.8     $       40.9
        ======================================================================================================

        (a)     Quoted market value: 2005 - $0.3 million, 2004 - $0.4 million.

        INVENTORIES

        ======================================================================================================
                                                                                JUNE 30,        December 31,
                                                                                  2005             2004
        ------------------------------------------------------------------------------------------------------
        In-process                                                            $       5.8       $       9.1
        Finished metal                                                               28.9              25.8
        Ore in stockpiles (a)                                                        23.7              24.2
        Ore on leach pads (b)                                                        15.6              15.7
        Materials and supplies                                                       64.8              51.1
        ------------------------------------------------------------------------------------------------------
                                                                                    138.8             125.9
        Long-term portion of ore in stockpiles (a)                                  (19.8)            (14.9)
        ------------------------------------------------------------------------------------------------------
                                                                              $     119.0       $     111.0
        ======================================================================================================

        (a) Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets.
        (b) Ore on leach pads at June 30, 2005 and December 31, 2004 relate entirely to the Company's 50% owned Round Mountain mine. As at June 30, 2005, the weighted average cost per recoverable ounce of gold on the leach pads was $206 per ounce (December 31, 2004
                - $200 per ounce). Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2009. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

        PROPERTY, PLANT AND EQUIPMENT - NET

        ======================================================================================================
                                                                                JUNE 30,        December 31,
                                                                                  2005             2004
        ------------------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        Cost - net of writedown
        Producing properties
          Plant and equipment amortized on a straight line basis              $     177.0       $     165.6
          Plant and equipment amortized on units of production basis              1,076.2             983.4
        Development properties (a)                                                      -              39.9
        Exploration properties (b)                                                    6.1               6.1
        ------------------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        GROSS CARRYING VALUE
        Production stage                                                      $     680.6       $     680.5
        Development properties                                                       36.6              36.6
        Exploration properties                                                       88.3              88.3
        ------------------------------------------------------------------------------------------------------
                                                                              $   2,064.8       $   2,000.4
        ------------------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        ACCUMULATED DEPRECIATION
        Producing properties
          Plant and equipment amortized on a straight line basis              $     (85.8)      $     (75.7)
          Plant and equipment amortized on units of production basis               (589.6)           (552.8)
        ------------------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        ACCUMULATED DEPRECIATION
        Production stage                                                      $    (157.7)      $    (127.8)
        Development properties                                                          -                 -
        Exploration properties                                                          -                 -
        ------------------------------------------------------------------------------------------------------
                                                                              $    (833.1)      $    (756.3)
        ------------------------------------------------------------------------------------------------------
        Property, Plant and Equipment - net                                   $   1,231.7       $   1,244.1
        ======================================================================================================

        (a) The Pamour Development Project at the Porcupine Joint Venture was reclassified to producing following commencement of production.
        (b) Includes Norseman property in Australia that was held for sale as of June 30, 2005.

        GOODWILL

        The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

        ==============================================================================================================
                                                                                           2005
                                                      ----------------------------------------------------------------
                                                         Dec 31, 2004     Additions     Impairment     Jun 30, 2005
                                                      ----------------------------------------------------------------
        OPERATING SEGMENTS
          Fort Knox                                      $          -     $       -     $        -     $          -
          Kubaka                                                    -             -              -                -
          Round Mountain                                         86.5             -              -             86.5
          La Coipa                                               71.4             -              -             71.4
          Crixas                                                 38.0             -              -             38.0
          Paracatu                                               65.5             -              -             65.5
          Musselwhite                                            31.0             -              -             31.0
          Porcupine Joint Venture                                   -             -              -                -
          Other operations                                       37.5             -              -             37.5
        CORPORATE AND OTHER                                         -             -              -                -
        --------------------------------------------------------------------------------------------------------------
        TOTAL                                            $      329.9     $       -     $        -     $      329.9
        ==============================================================================================================

        LONG-TERM INVESTMENTS

        During the six months ended June 30, 2005, the Company purchased 511,640 newly issued shares of Crown Resources Corporation ("Crown") for $1.0 million and a $10 million convertible debenture as part of the acquisition of Crown. See Note 12 a) for further discussion of the acquisition.

        During the three months ended June 30, 2005, the Company sold 647,500 shares of Guyana Goldfields Inc. for $1.3 million, which resulted in a gain on disposal of $0.4 million.

        DEFERRED CHARGES AND OTHER LONG-TERM ASSETS

        Deferred charges and other long-term assets are comprised of the following:

        ======================================================================================================
                                                                                JUNE 30,        December 31,
                                                                                  2005             2004
        ------------------------------------------------------------------------------------------------------
        Long-term ore in stockpiles (a)                                       $      19.8       $      14.9
        Deferred charges, net of amortization                                         2.5               2.4
        Long-term receivables                                                        10.7               5.3
        Long-term deposits                                                            0.9               2.6
        Crown acquisition costs                                                       4.9                 -
        Other                                                                         2.9               2.4
        ------------------------------------------------------------------------------------------------------
                                                                              $      41.7       $      27.6
        ======================================================================================================

        (a) Ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture.

        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are comprised of the following:

        ======================================================================================================
                                                                                JUNE 30,        December 31,
                                                                                  2005             2004
        ------------------------------------------------------------------------------------------------------
        Trade payables                                                        $      31.4       $      33.1
        Accrued liabilties                                                           21.5              27.4
        Employee related accrued liabilities                                         14.8              22.9
        Taxes payable                                                                18.9              18.4
        Other tax related                                                            11.2               9.9
        Accruals related to acquisition                                              10.6              10.6
        Other accruals                                                               16.5              20.9
        ------------------------------------------------------------------------------------------------------
                                                                              $     124.9       $     143.2
        ======================================================================================================

        CONSOLIDATED STATEMENT OF OPERATIONS

        IMPAIRMENT CHARGES

        During the six months ended June 30, 2005, the Company recorded impairments associated with long-term investments of $0.6 million and marketable securities of $0.1 million. There were no such impairments in the similar period of 2004.

        OTHER INCOME (EXPENSE) - NET

        =======================================================================================================================
                                                               THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                                            -------------------------------------------------------------------
                                                                 2005           2004                2005           2004
        -----------------------------------------------------------------------------------------------------------------------
        Interest income and other                              $    1.6       $    1.9            $    3.5       $    3.7
        Interest expense                                           (1.7)          (0.5)               (3.6)          (1.1)
        Foreign exchange (losses) gains                           (14.6)           6.7               (12.9)           5.0
        Non-hedge derivative gains (losses)                         0.1            4.1                 0.1            3.3
        -----------------------------------------------------------------------------------------------------------------------
                                                               $  (14.6)      $   12.2            $  (12.9)      $   10.9
        =======================================================================================================================

        CONSOLIDATED STATEMENTS OF CASH FLOWS

        CASH INTEREST AND INCOME TAXES PAID

        =======================================================================================================================
                                                               THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                                            -------------------------------------------------------------------
                                                                 2005           2004                2005           2004
        -----------------------------------------------------------------------------------------------------------------------
        Interest                                              $    2.2        $    0.2           $    3.8        $    0.6
        Income taxes                                          $    1.7        $    4.6           $    3.4        $    6.3
        =======================================================================================================================

6.      FINANCIAL INSTRUMENTS

        From time to time, the Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

        During  2005,  the  Company  has  elected  to  mark-to-market   all  its
        derivative contracts.

        Gold

        The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2005 are as follows:

        ============================================================================================================================
                                                                                                     PUT OPTIONS
                                            SPOT DEFERRED   AVERAGE    CALL OPTIONS     AVERAGE           BOUGHT        AVERAGE
        EXPECTED YEAR OF DELIVERY           OUNCES HEDGED     PRICE    SOLD (OUNCES)  STRIKE PRICE       (OUNCES)     STRIKE PRICE
        ----------------------------------------------------------------------------------------------------------------------------
        2005                                            -         -               -          -            75,000         $   250
        2006                                            -         -               -          -           150,000         $   250
        ----------------------------------------------------------------------------------------------------------------------------
                                                        -         -               -          -           225,000         $   250
        ============================================================================================================================

        Spot deferred contracts for the sale of gold held at December 31, 2003 did not meet the requirements for formal hedge accounting during 2004. For accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, was deferred on the balance sheet and is recognized into earnings in accordance with the original maturity dates of the contracts. During the three months ended March 31, 2005, $1.6 million of these deferred losses were recognized metal sales and the remaining $3.1 million was recognized in metal sales during the three months ended June 30, 2005.

        Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. The Company had no gold call options outstanding as at June 30, 2005 or March 31, 2005.

        FOREIGN CURRENCY

        At June 30, 2005, the Company's consolidated foreign currency program consists of:

        ----------------------------------------------------------------------------------------------------------------------------
                                                  MATURITY                     AVERAGE                                  UNREALIZED
                                                    PERIOD                       PRICE                   DEFERRED             GAIN
        Millions of US$                       (TO THE YEAR)         QUANTITY   (C$/USD)    FAIR VALUE        GAIN       RECOGNIZED
        ----------------------------------------------------------------------------------------------------------------------------
        Fixed forward contracts                       2005          $    8.0    1.2590     $      0.2    $    0.2       $      0.2
        ============================================================================================================================

        The Company uses fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. Fixed forward contracts held at December 31, 2003, failed to meet the requirements for formal hedge accounting during 2004. For accounting purposes, the unrealized gain on these contracts as at December 31, 2003 was $0.9 million. This gain was deferred on the balance sheet and has been recognized in earnings in connection with the original maturity dates of the contracts. During the three months ended March 31, 2005, the Company recognized into earnings $0.4 million of the deferred gain. The remaining deferred gain of $0.5 million was recognized in earnings during the three months ended June 30, 2005. Both realized and unrealized net gains during 2005 from the strengthening of the Canadian dollar against the U.S. dollar have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses.

7.      LONG-TERM DEBT

        The following table shows the breakdown of long-term debt:

        ======================================================================================================
                                                                                           AS AT
                                                                             ---------------------------------
                                                                                JUNE 30,        December 31,
                                                                                  2005             2004
        ------------------------------------------------------------------------------------------------------
        Corporate revolving credit facility               Variable            $     140.0       $     105.0
        Kubaka project-financing debt - EBRD loan         Variable                    2.8               2.7
        Fort Knox capital leases                        5.0% - 5.25%                  1.2               2.1
        Refugio capital leases                          5.7% - 6.2%                  13.8              13.1
        ------------------------------------------------------------------------------------------------------
                                                                                    157.8             122.9
        Less: current portion                                                        (5.8)             (6.0)
        ------------------------------------------------------------------------------------------------------
        Long-term debt                                                        $     152.0       $     116.9
        ======================================================================================================

        Corporate revolving credit facility

        During the six months ended June 30, 2005, one of the facility's lenders increased its limit by $15 million. The Company subsequently drew down on this additional amount as a LIBOR loan, which was used for working capital purposes, bringing the total of the LIBOR loan outstanding under the facility to $140.0 million as at June 30, 2005. The facility also provides credit support for letters of credit to satisfy financial assurance requirements, primarily associated with reclamation related activities. As at June 30, 2005, letters of credit totaling $108 million had been issued under this facility, up from $94.9 million at December 31, 2004.

        In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. Upon each of the first two anniversaries of the facility, with the lenders consent, the Company may extend the maturity of the facility by one year.

8.      COMMON SHARE CAPITAL

        At June 30, 2005, the Company had 345,299,000 common shares outstanding. If all outstanding options and warrants had been exercised and all preferred shares converted a total of 357,613,000 common shares would have been outstanding.

        A summary of common share transactions for the six months ended June 30, 2005 is as follows:

        ==========================================================================================================================
                                                                                                        SIX MONTHS ENDED
                                                                                                          JUNE 30, 2005
        --------------------------------------------------------------------------------------------------------------------------
                                                                                                  Number of
                                                                                                    shares             Amount
        --------------------------------------------------------------------------------------------------------------------------
                                                                                                    (000's)               $
        COMMON SHARES
        Balance, at beginning of period                                                             345,066          $  1,766.4
        Issued (cancelled):
          Under employee share purchase plan                                                            111                 0.7
          Under stock option and restricted share plan                                                  121                 0.4
          Expiry of TVX and Echo Bay options                                                              -                (0.2)
        Conversions:
          Kinam preferred shares                                                                          1                   -
        --------------------------------------------------------------------------------------------------------------------------
        Balance, end of period                                                                      345,299          $  1,767.3
        --------------------------------------------------------------------------------------------------------------------------

        Common share purchase warrants
        Balance, beginning and end of period                                                          8,333          $      9.4
        --------------------------------------------------------------------------------------------------------------------------
        Total common share capital                                                                                   $  1,776.7
        ==========================================================================================================================

9.      EARNINGS (LOSS) PER SHARE

        Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

        ==========================================================================================================================
                                                                                 THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                       JUNE 30,                   JUNE 30,
                                                                               ------------------------   ------------------------
        (NUMBER OF COMMON SHARES IN THOUSANDS)                                   2005 (a)     (2004)        2005 (a)      (2004)
        --------------------------------------------------------------------------------------------------------------------------
        Basic weighted average shares outstanding:                               345,199    345,972         345,139     345,898
        Weighted average shares dilution adjustments:
          Dilutive stock options (b)                                                   -        139               -         134
          Restricted shares                                                            -        228               -         228
        --------------------------------------------------------------------------------------------------------------------------
        Diluted weighted average shares outstanding                              345,199    346,339         345,139     346,260
        --------------------------------------------------------------------------------------------------------------------------

        Weighted average shares dilution adjustments - exclusions: (c)
          Dilutive stock options                                                       -          -               -           -
          Restricted shares                                                            -          -               -           -
          Redeemable preferred shares                                                  -      1,058               -       1,058
          Kinam preferred shares                                                       -        332               -         332
        --------------------------------------------------------------------------------------------------------------------------
                                                                                       -          -               -           -
        ==========================================================================================================================

        (a) As a result of the net loss from continuing operations for the three month period and six month period ended June 30, 2005, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.
        (b) Dilutive stock options were determined by using the Company's average share price for the period. For the three months and six months ended June 30, 2005, the average share prices used were $5.54 and $6.06 per share, respectively. For the three months and six months ended June 30, 2004, the average share prices used were $5.96 and $6.55 per share, respectively.
        (c) These adjustments were excluded, as they were anti-dilutive for the three months ended June 30, 2005 and 2004, respectively.

10.     SEGMENTED INFORMATION

        The following tables set forth information by segment for the following periods:

        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the three months ended
          June 30, 2005:
        OPERATING SEGMENTS
          Fort Knox                    $  37.6   $  23.1   $     0.3   $   9.3    $       0.1    $        -   $    0.2    $    4.6
          Kubaka                          16.0      12.1         0.1       2.6            0.3             -        0.3         0.6
          Round Mountain                  39.5      22.9         0.4      10.8            0.4             -          -         5.0
          La Coipa                        14.2      11.6         0.1       3.7            0.3             -          -        (1.5)
          Crixas                          10.7       3.7         0.1       3.1              -             -          -         3.8
          Paracatu                        17.4      11.3         0.2       4.4            1.8             -          -        (0.3)
          Musselwhite                      9.0       6.9         0.1       3.3            0.7             -          -        (2.0)
          Porcupine Joint Venture         22.6      13.4         0.3       3.9            0.9             -        0.2         3.9
          Other operations                10.1       6.5         0.7       2.8            0.2             -        0.1        (0.2)
        CORPORATE AND OTHER (c)          (2.5)      (0.5)        0.3       0.7            1.7             -        9.9       (14.6)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 174.6   $ 111.0   $     2.6   $  44.6    $       6.4    $        -   $   10.7    $   (0.7)
        ============================================================================================================================


        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the three months ended
          June 30, 2004:
        OPERATING SEGMENTS
          Fort Knox                    $  27.2  $   19.1   $     0.4   $    6.5   $       0.1    $        -   $      -    $    1.1
          Kubaka                          16.5      10.0         0.1        2.1             -             -        0.2         4.1
          Round Mountain                  36.8      21.0         0.4       11.6           0.1             -          -         3.7
          La Coipa                        14.1      10.2           -        4.3           0.1             -        0.1        (0.6)
          Crixas                           8.7       2.7           -        3.2             -             -          -         2.8
          Paracatu                         9.6       5.1         0.2        2.3             -             -          -         2.0
          Musselwhite                      8.0       5.0         0.1        3.3           0.5             -          -        (0.9)
          Porcupine Joint Venture         19.9      10.7         0.1        5.7           1.0             -          -         2.4
          Other operations                19.6      14.0         0.5        3.6           1.1             -        1.7        (1.3)
        CORPORATE AND OTHER (c)           (2.2)        -         0.4        0.4           2.5             -        8.2       (13.7)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 158.2   $  97.8   $     2.2   $   43.0   $       5.4    $        -   $   10.2    $   (0.4)
        ============================================================================================================================


        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the six months ended
          June 30, 2005:
        OPERATING SEGMENTS
          Fort Knox                    $  68.1   $  40.6   $     0.6   $   17.0   $       0.2    $        -   $    0.5    $    9.2
          Kubaka                          34.3      25.6         0.2        6.3           0.8             -        0.4         1.0
          Round Mountain                  79.4      47.0         0.9       21.7           0.5             -          -         9.3
          La Coipa                        31.8      24.1         0.2        8.1           0.5             -        0.3        (1.4)
          Crixas                          21.0       7.2         0.1        6.0           0.1             -          -         7.6
          Paracatu                        36.0      23.6         0.4        8.0           2.2             -          -         1.8
          Musselwhite                     17.8      13.3         0.1        6.4           1.1             -          -        (3.1)
          Porcupine Joint Venture         44.6      26.7         0.5        8.6           1.9             -        0.2         6.7
          Other operations                24.2      16.7         1.1        5.6           0.2             -        2.4        (1.8)
        CORPORATE AND OTHER (c)           (2.8)     (0.7)        1.8        1.2           3.8           0.6       20.5       (30.0)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 354.4   $ 224.1   $     5.9   $   88.9   $      11.3    $      0.6   $   24.3    $   (0.7)
        ============================================================================================================================

        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the six months ended
          June 30, 2004:
        OPERATING SEGMENTS
          Fort Knox                    $  63.0   $  41.8   $     0.7   $   13.6   $       0.1    $        -   $      -    $    6.8
          Kubaka                          28.5      17.7         0.2        3.8           0.1             -        0.4         6.3
          Round Mountain                  73.6      38.6         0.9       22.1           0.2             -       (0.1)       11.9
          La Coipa                        29.9      18.5         0.1        9.3           0.1             -        0.1         1.8
          Crixas                          18.2       5.7           -        6.2           0.1             -          -         6.2
          Paracatu                        19.1       9.6         0.3        4.7             -             -          -         4.5
          Musselwhite                     16.0      10.6         0.1        6.2           1.1             -          -        (2.0)
          Porcupine Joint Venture         40.3      23.3         0.3       11.1           1.8             -          -         3.8
          Other operations                30.7      23.9         1.0        4.7           1.3             -        3.3        (3.5)
        CORPORATE AND OTHER (c)           (6.3)      0.7         0.8          -           4.1             -       14.9       (26.8)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 313.0   $ 190.4   $     4.4   $   81.7   $       8.9    $        -   $   18.6    $    9.0
        ============================================================================================================================

        (a) Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
        (b) Other includes other operating costs, general and administrative expenses and (gain) loss on disposal of assets.
        (c)     Includes corporate, shutdown and other non-core operations.

        SEGMENT ASSETS AND CAPITAL EXPENDITURES

        The following table details the segment assets and capital expenditures for the following periods:

        ============================================================================================================================
                                                        SEGMENT ASSETS                         CAPITAL EXPENDITURES
                                                 -----------------------------  ----------------------------------------------------
                                                             AS AT                  THREE MONTHS ENDED        SIX MONTHS ENDED
                                                 -----------------------------
                                                    JUNE 30,        DEC 31,              JUNE 30,                 JUNE 30,
                                                      2005           2004           2005          2004        2005          2004
        -------------------------------------------------------------------------------------------------  -------------------------
        OPERATING SEGMENTS
          Fort Knox                                $   297.0      $    284.2      $   11.8      $   12.2        22.3          19.4
          Kubaka                                        51.0            50.5           0.1           5.5         0.2          10.0
          Round Mountain                               187.4           205.8           1.7           1.7         2.7           3.5
          La Coipa                                     150.0           162.3           1.2           0.1         2.2           0.4
          Crixas                                       104.3           102.9           1.5           1.3         2.9           2.0
          Paracatu                                     540.4           539.1           5.4           1.2         9.3           1.9
          Musselwhite                                  122.9           127.0           0.7           1.2         1.9           1.6
          Porcupine Joint Venture                       91.6            89.3           6.7           4.8        12.8           7.1
          Other operations                             161.3           196.4           8.9          12.3        21.5          14.0
        CORPORATE AND OTHER (a)                        140.4            76.7           0.6           0.1         0.9           0.3
        -------------------------------------------------------------------------------------------------  -------------------------
        TOTAL                                      $ 1,846.3      $  1,834.2      $   38.6      $   40.4     $  76.7      $   60.2
        ============================================================================================================================

        (a) Includes Corporate and other non-core operations. Also includes $27.9 million and $14.4 million in cash and cash equivalents held at the corporate level as at June 30, 2005 and December 31, 2004, respectively.

        Metal sales and property, plant & equipment by geographical regions

        ---------------------------------------------------------------------------------------------------------------------------
                                                            MINING REVENUES                         PROPERTY, PLANT & EQUIPMENT
                                           --------------------------------------------------    ----------------------------------
                                              THREE MONTHS ENDED        SIX MONTHS ENDED                       AS AT
                                                  JUNE 30,                   JUNE 30,            ----------------------------------
                                                                    -------------------------       JUNE 30,        DECEMBER 31,
                                             2005          2004        2005           2004            2005              2004
        ---------------------------------------------------------------------------------------------------------------------------
        GEOGRAPHIC INFORMATION:
            United States                  $   85.4      $   72.7    $  162.6      $  152.3         $   332.0        $   351.4
            Canada                             30.0          36.1        66.5          63.6             218.4            217.8
            Russia                             16.0          16.5        34.3          28.5               2.2              9.0
            Chile                              15.1          14.6        34.0          31.3             133.1            117.1
            Brazil                             28.1          18.3        57.0          37.3             544.3            547.1
            Other                                 -             -           -             -               1.7              1.7
        ---------------------------------------------------------------------------------------------------------------------------
        Total                               $ 174.6      $  158.2    $  354.4      $  313.0         $ 1,231.7        $ 1,244.1
        ---------------------------------------------------------------------------------------------------------------------------

        The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended June 30, 2005 sales to three customers totaled $44.4 million, $32.6 million and $23.4 million, respectively. For the three months ended June 30, 2004 sales to four customers totaled $57.8 million, $26.7 million, $23.6 million and $20.2 million, respectively.

        For the six months ended June 30, 2005, sales to four customers totaled $90.7 million, $46.2 million, $46.0 million and $37.4 million. For the six months ended June 30, 2004, sales to four customers totaled $110.3 million, $51.1 million, $47.7 million and $38.3 million.

11.     COMMITMENTS AND CONTINGENCIES

        General

        The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

        Legal matters

        The Company is also involved in legal proceedings including claims against it arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

        CLASS ACTION

        The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the "Complaint"), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. ("Kinam"), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the "Kinam Preferred") into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada's anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002.

        It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs. Among other remedies, the plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of
        26.875 to 80.625 shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the Plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the "Amended Complaint"), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice Counts V, VI and VII of the Amended Complaint. Subsequently, the Company moved for judgment on the pleadings on Count III (the Best Price Rule) and Count IV (the Nevada Rico Claims) of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on Count III (the Best Price Rule). On May 27, 2005, the Court granted the Company's motion and dismissed Counts III and IV of the Amended Complaint. On June 14, 2005, the Court granted plaintiffs' unopposed motion for certification of the class and three subclasses. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action, and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 10).

        THE HELLENIC GOLD PROPERTIES LITIGATION

        Pursuant to an October 14, 1998 judgment of the Ontario Court (General Division), Kinross had been holding a 12% carried interest in the Hellenic Gold Properties as constructive trustee for the Alpha Group. The Alpha Group commenced an action for damages against TVX and Kinross alleging among other things, a breach of trust arising from Kinross' decision to return the Hellenic Gold Properties to the Greek Government and place TVX Hellas into bankruptcy. In November 2005, Kinross entered into a settlement agreement with the Alpha Group pursuant to which Kinross paid the Alpha Group $8.0 million inclusive of legal costs and the parties exchanged mutual releases which brings all litigation between Kinross and the Alpha Group to an end (See Note 12 c) for discussion on subsequent events).

        1235866 Ontario Inc. ("1235866"), the successor to Curragh Resources Inc. commenced an action against the Alpha Group and TVX in 1998 relating to the Hellenic Gold Properties. The action alleged that members of Alpha Group had used confidential Curragh information in their pursuit of the Hellenic Gold Properties and that Alpha and TVX held their respective interest in these properties in trust for 1235866.

        On July 28, 1999, TVX entered into an agreement with 1235866 whereby 1235866 agreed to limit any claim against TVX and diligently pursue its claim against the Alpha Group. In the event that 1235866 was successful in its actions against the Alpha Group, it would become entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic mines to the date of the exercise of the right to acquire the participating interest.

        As a result of Kinross' decision to return the Hellenic Mining Properties to the Greek Government, place TVX Hellas into bankruptcy and settle with the Alpha Group; 1235866 has threatened an action against Kinross for breach of trust and breach of the agreement. To date no pleadings have been exchanged with respect to the threatened action. Kinross believes that it has a good defence to this threatened action.

        SUMMA

        In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and Manhattan mines ("Royalty Lawsuit.") The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 10). The first trial was conducted in the Eighth Judicial District Court ("District Court") of Nevada April 1997, with Summa claiming more than $13.0 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $300,000 in attorney's fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and in April 2002, the Supreme Court, sitting en banc, reversed the Judgment of the trial court and returned the action to the District Court for further proceedings consistent with its appellate opinion.

        In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25.0 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries' Motions for Litigation Costs and Attorney's Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $700,000. Summa has filed its notice of appeal in July 2005. The appellate schedule has not been set yet.

        In March, 2004, Summa's successor in interest, Howard Hughes Properties ("Hughes"), filed an action in District Court against Echo Bay and its Subsidiaries (collectively, ("Echo Bay Entities"), as well as Newmont Mining Corporation ("Newmont") more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont ("Director and Officer Defendants") and fifty Doe defendants (collectively, "Defendants".) The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which Defendants, at various indeterminate times and places, diverted and distributed the assets of Echo Bay Entities (to render the Echo Bay Entities insolvent) to each other, so Hughes would be unable to collect any judgment it might obtain against the Echo Bay Defendants (Echo Bay Management and Echo Bay Exploration) in the Royalty Lawsuit. Immediately after being served, the Echo Bay Entities filed a Demand for Change of Venue as of Right and simultaneously moved for a Change of Venue. In May 2004, the District Court denied the motion without explanation, although, as of that date, none of the defendants that had appeared resided in Clark County. The Echo Bay Entities immediately filed their Notice of Appeal from this venue ruling. The Echo Bay Entities also filed a Demand for Stay of the District Court proceedings pending resolution of that appeal. The District Court granted that motion in part and denied it in part, staying all claims in Respondent's Complaint except for the claim asserting violation of the Nevada Uniform Fraudulent Transfers Act ("NUFTA").

        In September 2004, Hughes filed a First Amended Complaint. All Defendants filed a series of motions pursuant to Nevada Rule of Civil Procedure 12 to the remaining NUFTA claim, including a Motion to Dismiss for Lack of Personal Jurisdiction, a Motion for Judgment on the Pleadings and a Motion to Dismiss as a sanction for failure to comply with the District Court's Order to Amend. In January 2005, the District Court entered an Order granting all motions except for the Motion of Judgment on the Pleadings.

        On June 10, 2005, the Echo Bay Entities and Kinross filed a Motion for Judgment on the Pleadings and to Dismiss, based on res judicata, as a final judgment was entered against Respondents in the Royalty Lawsuit. In response, Respondent filed a Motion to Stay All Proceedings and later filed an Opposition, arguing that the judgment entered in the Royalty Lawsuit is not a final judgment, and that until the judgment becomes final (by affirmation from this Court or otherwise), the NUFTA lawsuit should be stayed. The Echo Bay Entities and Kinross opposed the motion to stay.

        All of the pending motions were heard on July 5, 2005 by the District Court. The District Court denied Appellants' Motion for Judgment on the Pleadings and to Dismiss. However, the District Court did agree with the Echo Bay Defendants that all of Hughes' common law claims (Counts 1-2 and 4-8) were not ripe for adjudication and dismissed those claims. The District Court declined to dismiss the NUFTA claim and instead entered an Order staying that the claim pending the outcome of the Royalty Lawsuit appeal.

        After this extensive motion practice, all claims from Hughes' Complaint have been dismissed, except for the NUFTA claim, which is stayed pending the outcome of the appeal on the Royalty Lawsuit. The only defendants remaining are the Echo Bay Entities, Kinross, Newmont Mining Corporation and five of the individual defendants (who did not join in the motion to dismiss for lack of personal jurisdiction.) Hughes' motion to stay the Venue appeal remains pending.

        Income taxes

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at June 30, 2005 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

        BRAZIL

        In September 2005, Mineracao Serra Grande, S.A. ("MSG") received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $29.0 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixas operating segment.

12.     SUBSEQUENT EVENTS

a)      Agreement to acquire Crown Resources Corporation
        On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

        On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

        Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

        As a result of the restatement discussed in Note 3, the Company plans to engage in further discussions with Crown Resources to determine the future process for this transaction.

b)      Sale of investments

        On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd., ("Balloch") and retain 11.67% of the initial interest. The payment of the consideration for the sale of such shares in the amount of CDN $5.5 million is subject to the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch of at least CDN $10.0 million. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement which was completed on October 19, 2005, Mr. Ditto was appointed as the President and Chief Executive Officer of Balloch. Mr. Robert Buchan, a former officer and director of the Company, was also appointed the non-executive Chairman of Balloch. On November 30, 2005 Balloch Resources changed its name to Katange Mining Ltd.

c)      Settlement of litigation
        On November 4, 2005, the Company settled the litigation associated with the Alpha group regarding the Hellenic mines for $8.0 million. The cost of this settlement was included in the accrual for litigation in 2004.

d)      Sale of Aquarius
        On December 7, 2005, the Company signed a letter of intent with St Andrew Goldfields Ltd. to sell its interest in the Aquarius project in Timmins, Ontario in consideration for 100 million common shares and 25 million warrants in St Andrew Goldfields Ltd. These warrants are exercisable into 25 million common shares subject to certain terms and conditions upon payment of $0.17 per share. The proceeds which will be ultimately valued on closing were estimated to be $14.3 million. During the three months ended September 30, 2005 the Company has recorded an impairment charge related to carrying value of property, plant and equipment and goodwill of the Aquarius project for $36.8 million.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                          FINANCIAL CONDITION ("MD&A")


This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the interim consolidated financial statements of Kinross Gold Corporation ("Kinross" or the "Company") for the period ended September 30, 2005. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the Company's restated annual audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2004 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided as a note to the annual audited financial statements. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2005. This MD&A has been prepared as of February 15, 2006.

1.      OVERVIEW

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with the acquisition of mining interests, exploration and development of mining interests, mining and processing of gold and silver, regulatory and environmental compliance and general and administrative functions. The prices of gold and silver and many of the costs associated with the Company's operations are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost-effective producer.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended                            Nine months ended
                                                     September 30,                Q3               September 30,            YTD
-----------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS EXCEPT OUNCES AND
PER SHARE AMOUNTS)                                  2005           2004         CHANGE(b)      2005           2004        CHANGE(b)
-----------------------------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - produced (a)               406,195        412,196         (1%)       1,230,272      1,229,300       0%
Average realized gold price ($/ounce)           $       440    $       394         12%       $      430     $      394       9%
Metal sales                                     $     181.1    $     174.6          4%       $    535.5     $    487.6      10%
Net earnings (loss)                             $     (44.4)   $       5.5          nm       $    (61.7)    $     24.9       nm
Basic and diluted earnings (loss) per share     $     (0.13)   $      0.02          nm       $    (0.18)    $     0.07       nm
Cash flow from operating activities             $      52.5    $      62.9        (17%)      $    109.9     $    103.3       6%
-----------------------------------------------------------------------------------------------------------------------------------

(a) Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the three and nine months ended September 30, 2005 was 62.19:1 and 61.09:1, respectively, compared with 62.21:1 and 62.06:1 for the three and nine months ended September 30, 2004.
(b)     "nm" refers to not meaningful.

2.      IMPACT OF KEY ECONOMIC TRENDS

Kinross' annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2004 Annual MD&A.

PRICE OF GOLD

The price of gold is the largest single factor in determining profitability and cash flow from operations. During the third quarter of 2005, the average market price of gold was $440 per ounce, compared with an average of $401 per ounce during the comparable period in 2004. Year-to-date, the average market price of gold was $432 per ounce, ranging between a low of $411 per ounce to a high of $473 per ounce, compared with an average of $401 per ounce in the first nine months of 2004. During the nine months ended September 30, 2005, the Company realized an average price of $430 per ounce on its sale of gold.

U.S. DOLLAR AGAINST FOREIGN CURRENCIES

Kinross receives its revenues through the sale of gold in U.S. dollars. However, for the Company's non-U.S. operations, a portion of the operating costs and capital expenditures are denominated in the local currency. Kinross' non-U.S. operations are located in Canada, Brazil, Chile and Russia, and movements in the exchange rate between the currencies of these countries and the U.S. dollar have an impact on profitability and cash flow. During the first nine months of 2005, compared with the same period in 2004, the Canadian dollar, Brazilian real, Chilean peso and the Russian ruble were all stronger against the U.S. dollar, resulting in increased costs to the Company.

INFLATIONARY COST PRESSURES

In addition to the weaker U.S. dollar, the Company's profitability has also been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Mining is generally an energy intensive activity, and energy prices, in the form of both fuel and electricity, can have a significant impact on operations. Other consumables, such as steel, concrete and tires, have also recently increased in price. One of the goals of the Company's focus on continuous improvement is to mitigate the impact of higher consumable prices by extending the life of capital assets and the efficient use of materials and supplies in general.

3.      DEVELOPMENTS

RESTATEMENT FOR CORRECTION OF FOREIGN CURRENCY IMPACT ON FUTURE TAX LIABILITIES

During its preparation of the interim financial statements for 2005, the Company and its auditors discovered an error relating to its audited financial statements for the years ended December 31, 2003 and 2004 and the respective interim periods. In the previously released financial statements the Company had not properly assessed the impact of changes in foreign currency rates affecting the timing differences resulting from a difference between accounting and tax basis, which form the basis for the future tax liabilities. As a result of the restatement, these liabilities are adjusted for changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact the foreign currency exchange rate related primarily to the future tax liabilities of the Brazilian operations. This non-cash adjustment had no impact on operating cash flows or cash balances previously reported. The financial statements for the respective interim periods in 2005 are not restated.

All amounts included in this report have been adjusted to reflect the 2004 restatement. The following is a summary of the effects of the aforementioned adjustments on our consolidated financial statements:

CONSOLIDATED BALANCE SHEETS
=====================================================================================================
                                                            AS
                                                        PREVIOUSLY
                                                        REPORTED (a)     ADJUSTMENTS   AS RESTATED
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
  AS AT DECEMBER 31, 2004
Liabilities
  Future income and mining taxes                        $      90.6      $    32.9     $     123.5
COMMON SHAREHOLDERS' EQUITY
  Accumulated deficit                                   $    (487.7)     $   (33.7)    $    (521.4)
  Cumulative translation adjustment                     $      (2.0)     $     0.8     $      (1.2)
=====================================================================================================

(a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

CONSOLIDATED STATEMENTS OF OPERATIONS
=============================================================================================================
                                                                    AS
                                                                PREVIOUSLY
                                                                REPORTED (a)     ADJUSTMENTS   AS RESTATED
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED SEPTEMBER 30, 2004
Operating earnings                                              $       4.6      $      (0.1)  $       4.5
  Other (expense) income - net                                  $       2.3      $      (9.2)  $      (6.9)
Earnings (loss) before taxes and other items                    $       6.9      $      (9.3)  $      (2.4)
Income and mining tax recovery                                  $       7.6      $       0.4   $       8.0
Minority interest                                               $       0.1      $         -   $       0.1
Dividends on convertible preferred shares of the subsidiary     $      (0.2)     $         -   $      (0.2)
Share in loss of investee companies                             $         -      $         -   $         -
Net earnings                                                    $      14.4      $      (8.9)  $       5.5
Net earnings attributable to common shareholders                $      14.4      $      (8.9)  $       5.5
Earnings per share
  Basic and audited                                             $      0.04      $      (0.2)  $      0.02
-------------------------------------------------------------------------------------------------------------
NINE MONTHS ENDED SEPTEMBER 30, 2004
  Operating earnings                                            $      13.5      $         -   $      13.5
Other (expense) income - net                                    $       5.0      $      (1.0)  $       4.0
Earnings before taxes and other items                           $      18.5      $      (1.0)  $      17.5
Income and mining tax recovery                                  $       6.4      $       1.6   $       8.0
Minority interest                                               $         -      $         -   $         -
Dividends on convertible preferred shares of the subsidiary     $      (0.6)     $         -   $      (0.6)
Loss on share of investor companies                             $         -      $         -   $         -
Net earnings                                                    $      24.3      $       0.6   $      24.9
Net earnings attributable to common shareholders                $      24.3      $       0.6   $      24.9
Earnings per share
  Basic and diluted                                             $      0.07      $         -   $      0.07
-------------------------------------------------------------------------------------------------------------

(a) As previously disclosed in the third quarter 2004 financial statements filed with regulators in November 2005.

AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION

On November  20,  2003,  Kinross  announced  that it had  executed a  definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometres by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

On January 7, 2005, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also purchased a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown has the right to convert all amounts due under this debenture to shares of its common stock by providing 30 days' prior notice to Kinross.

As a result of the restatement of the years ended December 31, 2004 and 2003, for the correction of the foreign currency impact on future tax liabilities, the Company plans to engage in further discussions with Crown to determine the future process for this transaction.

SALE OF AQUARIUS GOLD PROPERTY

On December 7, 2005, Kinross entered signed a letter of intent to sell its Aquarius gold property to St Andrew Goldfields Ltd. ("St Andrew") in exchange for 100 million common shares of St Andrew and warrants to acquire 25 million St Andrew common shares at a price of CDN$0.17 per share for a period of 24 months. Based on a value of approximately $14.3 million for the consideration to be received and a carrying value for the Aquarius gold property of $51.1 million, the Company has recorded an impairment charge to the carrying value of property, plant and equipment and goodwill of $36.8 million in the third quarter.

RESERVE INCREASE AT PARACATU

On November 21, 2005, the Company announced that estimated proven and probable reserves at the Paracatu mine in Brazil had increased to 13.3 million ounces, an increase of 4.8 million ounces above the reserves reported at December 31, 2004. The increase was the result of a drill program initiated at the minesite in January 2005, following the purchase of the remaining 51% of Paracatu from Rio Tinto Plc. on December 31, 2004. The current reserves were estimated, as at October 31, 2005, using a gold price of $400 per ounce, compared with $350 per ounce at December 31, 2004.(1)

SALE OF INTEREST IN KINROSS FORREST

On September 2, 2005, the Company agreed to sell 23.33% of the shares of Kinross Forrest Ltd. ("KF Ltd.") to Balloch Resources Ltd. ("Balloch") and retain 11.67% of the initial interest. The payment of the consideration for the sale of such shares in the amount of CDN$5.5 million is subject to the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch of at least CDN$10 million. No gain on disposal has been recorded during the three months ended September 30, 2005 due to the conditions of the sale condition not being met. The carrying value as at September 30, 2005, included in long-term investments on the consolidated balance sheets, is less than $0.1 million. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement, that was completed on October 19, 2005, Mr. Ditto was appointed President and Chief Executive Officer of Balloch. Mr. Robert Buchan, a former officer and director of the Company, was also appointed the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga Mining Ltd.

4. CONSOLIDATED FINANCIAL RESULTS FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

SUMMARY OF CONSOLIDATED FINANCIAL AND OPERATING PERFORMANCE
-----------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended                            Nine months ended
                                                     September 30,                Q3               September 30,            YTD
-----------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS EXCEPT OUNCES AND
PER SHARE AMOUNTS)                                  2005           2004          CHANGE         2005           2004        CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
Gold equivalent ounces - sold                        409,564        446,246        (8%)        1,238,638      1,240,651      (0%)
Gold ounces - sold                                   399,372        425,443        (6%)        1,200,311      1,191,306       1%
Silver ounces - sold                                 638,889      1,293,398       (51%)        2,341,256      3,062,408     (24%)
Average realized gold price ($/ounce)             $      440     $      394        12%        $      430     $      394       9%
Gold sales - revenue                              $    177.6     $    171.3         4%        $    520.7     $    479.8       9%
Gold deferred revenue (expense) realized                (1.8)          (3.8)       53%              (4.6)         (10.1)     54%
Silver sales revenue                                     5.3            7.1       (25%)             19.4           17.9       8%
                                                  ----------     ----------       -----       ----------     ----------     -----
Total metal sales                                 $    181.1     $    174.6         4%        $    535.5     $    487.6      10%
Operating earnings (loss)                         $    (34.1)    $      4.5         nm        $    (34.8)    $     13.5       nm
Net earnings (loss)                               $    (44.4)    $      5.5         nm        $    (61.7)    $     24.9       nm
Basic and diluted earnings (loss) per share       $    (0.13)    $     0.02         nm        $    (0.18)    $     0.07       nm
-----------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                       AS AT          As at
                                                    SEPT 30,        Dec 31,
                                                        2005           2004
-------------------------------------------------------------------------------
Cash and cash equivalents                         $     81.6     $     47.9
Current assets                                    $    234.0     $    206.9
Total assets                                      $  1,821.6     $  1,834.2
Current liabilities                               $    159.3     $    172.8
Total liabilities                                 $    592.3     $    547.1
Shareholders' equity                              $  1,229.3     $  1,287.1
===============================================================================

----------------------------
(1) For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's Annual Information Form.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o The Company's share of gold equivalent ounces sold for the three months ended September 30, 2005 was 9% lower than the corresponding period in 2004. Increased attributable production at Paracatu, Kubaka and Fort Knox was offset by lower production resulting from the shutdown of New Britannia and Lupin and reduced production from Round Mountain, La Coipa and the Porcupine Joint Venture.
o Revenues from metal sales increased by 4% quarter-over-quarter due to a higher realized gold price, partially offset by fewer gold equivalent ounces sold. The Company sold 399,372 ounces of gold at a realized gold price of $440 per ounce, compared with 425,443 ounces of gold at an average realized price of $394 per ounce during the prior year's quarter.
o Despite increased revenues from metal sales and lower depreciation, depletion and amortization, operating earnings decreased from $4.5 million in the third quarter of 2004, to a loss of $34.1 million during the third quarter in 2005. The decrease was due to the impairment charge against the Aquarius property, along with higher operating costs and increased general and administrative expenses.
o Cost of sales increased by 5% due to the inclusion of 100% of Paracatu (up from 49% in 2004) and higher costs across all reportable operating segments except for Fort Knox and Kubaka. This was partially offset by lower cost of sales resulting from the shutdown of New Britannia and Lupin.
o There was a net loss during the quarter of $44.4 million, compared with net earnings of $5.5 million during the third quarter of 2004. The net loss was the result of the Aquarius impairment of $36.8 million and other expenses of $9.5 million. During the third quarter of 2004, the Company had other expenses of $6.9 million and an income and mining tax recovery of $8.0 million.
o Cash flow provided by operating activities decreased by 17%, from $62.9 million in the three months ended September 30, 2004, to $52.5 million during the same period in 2005. Cash flow provided by operating activities decreased due to fewer ounces being sold, higher operating costs and a smaller reduction in working capital requirements. This was partially offset by a higher realized gold price.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o The Company's share of gold equivalent ounces sold for the first nine months of 2005 was similar to the corresponding period in 2004. Increased attributable production at Paracatu, Fort Knox, Kubaka, Musselwhite, Crixas and Refugio was offset by lower production resulting from the shutdown of New Britannia and Lupin and lower production from La Coipa, Round Mountain and Kettle River.
o Revenue from metal sales increased by 10% during the first nine months of 2005 due to a higher number of gold equivalent ounces sold and a higher realized gold price. The Company sold 1,200,311 ounces of gold at a realized gold price of $430 per ounce, while the average spot gold price was $432 per ounce. This compares with 1,191,306 ounces sold at an average realized price of $394 per ounce, while the average spot gold price was $401 per ounce in the first nine months of 2004.
o Despite the higher realized gold price, operating earnings were down from $13.5 million in the first nine months of 2004 to a loss of $34.8 million in the corresponding period in 2005. The decrease was largely the result of the Aquarius impairment, along with higher operating costs and general and administrative costs.
o The cost of sales increase in 2005 was due to the inclusion of 100% of Paracatu (up from 49% in 2004) and higher costs across all reportable operating segments with the exception of Fort Knox. This was partially offset by lower cost of sales resulting from the shutdown of New Britannia and Lupin.
o The Company recorded a net loss of $61.7 million in the first nine months of 2005, compared with net earnings of $24.9 million during the same period in 2004. The loss in 2005 was due to the Aquarius impairment, other expense of $22.4 million and a provision for income and mining taxes of $4.0 million. During the first nine months of 2004, a recovery of income and mining taxes of $8.0 million was recorded along with other income of $4.0 million.
o Cash flow provided by operating activities increased by 6%, from $103.3 million in the first nine months of 2004 to $109.9 million during the same period in 2005. Cash flow provided by operating activities increased due to a higher realized gold price and a smaller increase in working capital requirements in 2005 versus 2004. During the nine months ended September 30, 2005, cash increased $33.7 million, from $47.9 million at December 31, 2004 to $81.6 million at September 30, 2005.

SEGMENT EARNINGS (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
(IN US$ MILLIONS)                  2005         2004      Change $    Change %       2005         2004       Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                      $    3.7     $    6.5     $  (2.8)      (43%)    $    12.9    $    13.3     $  (0.4)        (3%)
  Paracatu (a)                        0.7          1.7        (1.0)      (59%)          2.5          6.2        (3.7)       (60%)
  Round Mountain                     10.8          6.2         4.6        74%          20.1         18.1         2.0         11%
  Porcupine Joint Venture             0.9          1.9        (1.0)      (53%)          7.6          5.7         1.9         33%
  La Coipa                           (2.3)        (1.1)       (1.2)     (109%)         (3.7)         0.7        (4.4)         nm
  Crixas                              2.5          3.2        (0.7)      (22%)         10.1          9.4         0.7          7%
  Musselwhite                        (1.4)        (1.0)       (0.4)      (40%)         (4.5)        (3.0)       (1.5)       (50%)
  Kubaka                              3.1         (1.3)        4.4         nm           4.1          5.0        (0.9)       (18%)
  Other operations (b)              (35.3)         2.1       (37.4)        nm         (37.1)        (1.4)      (35.7)         nm
CORPORATE & OTHER                   (16.8)       (13.7)       (3.1)      (23%)        (46.8)       (40.5)       (6.3)       (16%)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                            $  (34.1)    $    4.5     $ (38.6)        nm     $   (34.8)   $    13.5     $ (48.3)         nm
------------------------------------------------------------------------------------------------------------------------------------

(a) On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine. For the three and nine months ended September 30, 2004, the Company had only a 49% interest, which has been reflected in the segment earnings.
(b)     Other operations include Kettle River, Refugio, Lupin and New Britannia.

MINING OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - U.S.A
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005         2004      Change $      Change%      2005         2004       Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's)            3,396        3,349          47           1%        9,716       9,657           59           1%
Grade (grams/tonne)                  0.92         0.79        0.13          16%         0.91        0.81         0.10          12%
Recovery (%)                        88.1%        89.0%       (0.9%)         (1%)       87.2%       86.0%         1.2%           1%
Gold equivalent ounces
    Produced                       88,298       84,738       3,560           4%      248,677     239,725        8,952           4%
    Sold                           78,670       92,700     (14,030)        (15%)     237,178     248,403      (11,225)         (5%)

FINANCIAL DATA (in US$ millions)
Metal sales                       $  34.9      $  37.2    $   (2.3)         (6%)   $   103.0   $   100.2     $    2.8           3%
Cost of sales (a)                    21.9         22.4        (0.5)         (2%)        62.5        64.2         (1.7)         (3%)
Accretion                             0.3          0.3           -           0%          0.9         1.0         (0.1)        (10%)
DD&A (b)                              8.6          7.8         0.8          10%         25.6        21.4          4.2          20%
------------------------------------------------------------------------------------------------------------------------------------
                                      4.1          6.7        (2.6)        (39%)        14.0        13.6          0.4           3%
Exploration                           0.3          0.2         0.1          50%          0.5         0.3          0.2          67%
Other                                 0.1            -         0.1           nm          0.6           -          0.6           nm
------------------------------------------------------------------------------------------------------------------------------------
Segment earnings                  $   3.7      $   6.5    $   (2.8)        (43%)   $   12.9    $    13.3     $   (0.4)         (3%)
------------------------------------------------------------------------------------------------------------------------------------

(a)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(b) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o Gold equivalent production increased 4% to 88,298 ounces in the third quarter of 2005, compared to the corresponding period in 2004, due to increased grade and an increase in the number of tonnes processed, slightly offset by lower recovery. The higher grade was primarily from phase 5 ore in the Fort Knox pit.
o Despite the increase in production, ounces sold were down by 15% and, as a result, revenues from metal sales were down by 6%. The drop in the number of ounces sold was partially offset by a higher realized gold price.
o A 2% decrease in the cost of sales is the result of fewer ounces being sold. However, this was largely offset by increases in fuel and power costs, and supplies and bulk commodity costs.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o Gold equivalent production was higher by 4% due to increased tonnes processed and higher grade and recoveries.
o Revenues from metal sales were up by 3% due to a higher realized gold price, partially offset by the sale of 5% fewer ounces.
o Despite 5% fewer ounces being sold, cost of sales decreased by only 3% between periods. This reflected increases in prices for fuel, power, supplies and other commodities.
o Depreciation, depletion and amortization was 20% higher due to the haulage fleet additions during 2005.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - U.S.A
------------------------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                   Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005         2004      Change $      Change%      2005         2004       Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS (a)
Tonnes processed (000's) (b)       13,623       16,167      (2,544)        (16%)     46,011       50,909      (4,898)        (10%)
Grade (grams/tonne)                  0.79         0.64        0.15          23%        0.75         0.65        0.10          15%
Gold equivalent ounces
    Produced                       98,357      107,599      (9,242)         (9%)    294,495      302,137      (7,642)         (3%)
    Sold                          106,985      112,624      (5,639)         (5%)    293,476      299,480      (6,004)         (2%)

FINANCIAL DATA (in US$ millions)
Metal sales                      $   47.8     $   47.9     $  (0.1)         (0%)   $  127.2     $  121.5     $   5.7           5%
Cost of sales (c)                    26.8         25.9         0.9           3%        73.8         64.5         9.3          14%
Accretion                             0.5          0.5           -           0%         1.4          1.4           -           0%
DD&A (d)                              9.0         14.9        (5.9)        (40%)       30.7         37.0        (6.3)        (17%)
------------------------------------------------------------------------------------------------------------------------------------
                                     11.5          6.6         4.9          74%        21.3         18.6         2.7          15%
Exploration                           0.7          0.3         0.4         133%         1.2          0.5         0.7         140%
Other                                   -          0.1        (0.1)       (100%)          -            -           -           0%
------------------------------------------------------------------------------------------------------------------------------------
Segment earnings                 $   10.8     $    6.2     $   4.6          74%    $   20.1     $   18.1     $   2.0          11%
------------------------------------------------------------------------------------------------------------------------------------

(a) Due to the nature of heap leach operations recovery rates cannot be accurately measured on a quarterly basis.
(b)     Tonnes processed represent 100% of mine production.
(c)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(d) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o Tonnes processed were lower during the third quarter due to loader availability, increased waste mining, pit phasing and pit slope failures.
o Gold equivalent production was lower during the quarter due to a lower grade on the dedicated pads and fewer tonnes being processed.
o Despite fewer ounces being produced and sold, revenues from metal sales remained similar to the third quarter of 2004 due to a higher realized gold price.
o Costs of sales increased by 3%, despite fewer ounces being sold, due to increased commodity related costs, increased contractor costs on equipment maintenance and higher royalties and taxes due to the higher gold price.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o Tonnes processed were lower during the first nine months of 2005 due to increased waste mining, pit phasing and pit slope failures.
o Gold equivalent production was 3% lower due to fewer tonnes delivered to the dedicated pad at a lower grade, partially offset by higher-grade ore on the reusable pad.
o Despite fewer ounces being sold, revenues from metal sales were up by 5% as a result of higher realized gold prices.
o Costs of sales were up by 14% despite fewer ounces being sold due to increased commodity related costs, high costs on replacement parts, increased contractor costs on equipment maintenance and higher royalties and taxes due to the higher gold price.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005         2004      Change $      Change%      2005         2004       Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)         1,568        1,019          549        54%        3,736        2,999          737       25%
Grade (grams/tonne)                   2.80         3.04        (0.24)       (8%)        2.97         3.45        (0.48)     (14%)
Recovery (%)                         92.5%        93.0%        (0.5%)       (1%)       92.9%        92.0%         0.9%        1%
Gold equivalent ounces
    Produced                        38,747       45,079       (6,332)      (14%)     143,112      150,171       (7,059)      (5%)
    Sold                            38,358       47,034       (8,676)      (18%)     141,018      156,767      (15,749)     (10%)

FINANCIAL DATA (in US$ millions)
Metal sales                        $  17.4      $  19.1     $   (1.7)       (9%)    $   62.0     $   59.4     $    2.6        4%
Cost of sales (b)                     12.4         10.8          1.6        15%         39.1         34.1          5.0       15%
Accretion                              0.2          0.2            -         0%          0.7          0.5          0.2       40%
DD&A (c)                               2.9          5.3         (2.4)      (45%)        11.5         16.4         (4.9)     (30%)
------------------------------------------------------------------------------------------------------------------------------------
                                       1.9          2.8         (0.9)      (32%)        10.7          8.4          2.3       27%
Exploration                            1.0          0.7          0.3        43%          2.9          2.5          0.4       16%
Other                                    -          0.2         (0.2)     (100%)         0.2          0.2            -        0%
------------------------------------------------------------------------------------------------------------------------------------
Segment earnings                   $   0.9      $   1.9     $   (1.0)      (53%)    $   7.6      $    5.7     $    1.9       33%
------------------------------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. by combining each company's gold mining operations in the Porcupine district of Timmins, Ontario.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o Gold production for the third quarter of 2005 was 14% lower due to lower grade and recovery rates.
o Revenues from metal sales decreased by 9% due to fewer ounces sold, which was partially offset by a higher realized gold price.
o Cost of sales increased by 15% despite a drop in the number of ounces sold. The increase was due to higher energy and other commodity costs and an unscheduled mill liner change during the quarter. Cost of sales also increased due to an 8% appreciation of the CDN dollar versus the U.S. dollar from the earlier year.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o Gold production for the first nine months of 2005 was 5% lower than the first nine months of 2004. Gold production was positively impacted by a slightly higher recovery rate and greater mill throughput. However this was more than offset by the lower grade.
o The higher mill throughput is largely the result of the mill expansion. The grade was lower than plan for both the quarter and nine months due to localized highwall instability, lower grade than expected from the Pamour pit due to rescheduling for higher waste tonnes for highway construction and no production from the Dome underground mine.
o Revenue from metal sales increased by 4% despite a 10% drop in the number of ounces sold. The increase was the result of a higher realized gold price.
o Costs of sales were higher during the first nine months of 2005 despite selling fewer ounces. This was due to higher tonnes milled, and higher energy and commodity costs. In addition, cost of sales was negatively impacted by an 8% appreciation of the CDN dollar against the U.S. dollar period-over-period.
o Work continued on the Pamour open pit project during the first nine months of 2005.

PARACATU (100% OWNERSHIP AND OPERATOR) - BRAZIL
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005      2004 (a)     Change $      Change%      2005       2004  (a)     Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)         4,477      4,409           68         2%       12,367       13,179         (812)        (6%)
Grade (grams/tonne)                   0.43       0.44        (0.01)       (2%)        0.43         0.45        (0.02)        (4%)
Recovery (%)                         78.5%      78.2%         0.3%         0%        77.5%        76.3%         1.2%          2%
Gold equivalent ounces
    Produced                        48,366     23,372       24,994       107%      132,227       69,810       62,417         89%
    Sold                            48,066     23,275       24,791       107%      132,381       70,795       61,586         87%

FINANCIAL DATA (in US$ millions)
Metal sales                        $  21.1    $   9.3     $   11.8       127%     $   57.1      $  28.4      $  28.7        101%
Cost of sales (c)                     12.8        5.1          7.7       151%         36.4         14.7         21.7        148%
Accretion                              0.2        0.1          0.1       100%          0.6          0.4          0.2         50%
DD&A (d)                               4.4        2.4          2.0        83%         12.4          7.1          5.3         75%
------------------------------------------------------------------------------------------------------------------------------------
                                       3.7        1.7          2.0       118%          7.7          6.2          1.5         24%
Exploration                            2.5          -          2.5         nm          4.7            -          4.7          nm
Other                                  0.5          -          0.5         nm          0.5            -          0.5          nm
------------------------------------------------------------------------------------------------------------------------------------
Segment earnings                   $   0.7    $   1.7     $   (1.0)      (59%)    $    2.5      $   6.2      $  (3.7)       (60%)
------------------------------------------------------------------------------------------------------------------------------------

(a) On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine. For the three and nine months ended September 30, 2004, the Company had only a 49% interest, which has been reflected in the segment earnings.
(b)     Tonnes processed represent 100% of mine production.
(c)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(d) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o Gold production in the third quarter of 2005 increased by 107%, over the corresponding period in 2004, due to the purchase of the remaining 51% of the mine. However, on a 100% basis, production was essentially the same with an increase quarter-over-quarter of 1%. The 2% increase in tonnes processed was offset by the 2% decrease in grade.
o Revenue from metal sales, on a 100% basis, was up by 11% due to higher realized gold prices.
o Cost of sales, on a 100% basis, increased by 23% during the third quarter of 2005. The increase was due to the appreciation of the Brazilian real against the U.S. dollar and higher energy and consumable costs.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o Gold production for the first nine months of 2005 was down by 7% versus production, on a 100% basis, in the comparable period from 2004. The decrease was due to lower tonnes processed and lower grade. The lower tonnes processed was mainly caused by some planned mill stoppages for repairs.
o Year-to-date, revenue from metal sales was 2% lower in 2005, compared with 2004, on a 100% basis, due to fewer ounces being sold. This was partially offset by a higher realized gold price.
o On a 100% basis, cost of sales in the first nine months of 2005 increased by 21% compared to 2004. The increase was due to the appreciation of the Brazilian real and increased energy and consumable costs.
o On November 21, 2005, the Company announced that estimated proven and probable reserves at Paracatu had increased to 13.3 million ounces, an increase of 4.8 million ounces above the reserves reported at December 31, 2004. Additional discussion is provided in the "Development" section under "Reserve Increases at Paracatu".

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005       2004        Change $      Change%      2005       2004         Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)         1,517      1,712        (195)        (11%)      4,805        4,901          (96)        (2%)
Grade (grams/tonne)
       - Gold                         0.99       0.76        0.23          30%        0.98         1.02        (0.04)        (4%)
       - Silver                      45.40      67.86      (22.46)        (33%)      45.92        59.21       (13.29)       (22%)
Recovery (%)
       - Gold                        78.6%      80.2%       (1.6%)         (2%)      80.0%        81.8%        (1.8%)        (2%)
       - Silver                      46.4%      62.0%      (15.6%)        (25%)      54.1%        56.5%        (2.4%)        (4%)
Gold equivalent ounces
    Produced                        27,701     35,129      (7,428)        (21%)     92,077      108,132      (16,055)       (15%)
    Sold                            28,365     35,387      (7,022)        (20%)    103,075      109,710       (6,635)        (6%)

FINANCIAL DATA (in US$ millions)
Metal sales                        $  12.5    $  14.2     $  (1.7)        (12%)   $   44.3     $   44.1     $    0.2          0%
Cost of sales (b)                     10.8       11.2        (0.4)         (4%)       34.9         29.7          5.2         18%
Accretion                              0.1        0.1           -           0%         0.3          0.2          0.1         50%
DD&A (c)                               3.7        3.6         0.1           3%        11.8         12.9         (1.1)        (9%)
------------------------------------------------------------------------------------------------------------------------------------
                                      (2.1)      (0.7)       (1.4)       (200%)       (2.7)         1.3         (4.0)         nm
Exploration                            0.2        0.1         0.1         100%         0.7          0.2          0.5        250%
Other                                    -        0.3        (0.3)       (100%)        0.3          0.4         (0.1)       (25%)
------------------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)            $  (2.3)   $  (1.1)    $  (1.2)       (109%)   $   (3.7)    $    0.7     $   (4.4)         nm
------------------------------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o Gold equivalent production was down 21% during the third quarter of 2005 largely due to fewer tonnes being processed. Higher gold grade was offset by a lower silver grade. The lower tonnes processed, higher gold grades and lower silver grades were the result of a series of pit slope failures in the first half of 2005. Geotechnical studies are being carried out in order to assess the current situation. There was no significant change during the quarter to the average ratio for conversion of silver into equivalent gold ounces.
o Revenues from metal sales decreased by 12% due to fewer ounces sold during the quarter. This was partially offset by higher realized gold prices.
o Despite a 20% decrease in the number of ounces sold, costs of sales decreased by only 4%. This was largely the result of a stronger Chilean peso.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o Gold equivalent production was down 15% during the first nine months of 2005. The decrease was due to fewer tonnes being processed and lower grade and recovery rates for both gold and silver. The lower tonnes processed and the lower grade and recovery rates were the result of pit slope failures. There was no significant change during the year to the average ratio for conversion of silver into equivalent gold ounces.
o There was little change in revenue from metal sales in the first nine months of 2005 when compared with the same period from 2004. A decrease in the number of ounces sold was offset by higher realized gold prices.
o Cost of sales increased by 18% during the first nine months of 2005 due to the appreciation of the Chilean peso and higher power and other costs.

CRIXAS (50% OWNERSHIP, ANGLOGOLD ASHANTI 50%, OPERATOR) - BRAZIL
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005       2004        Change $      Change%      2005       2004         Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)          187        191           (4)         (2%)         562          559           3         1%
Grade (grams/tonne)                  8.38       8.17         0.21           3%         8.40         8.15        0.25         3%
Recovery (%)                        95.4%      95.2%         0.2%           0%        95.4%        95.3%        0.1%         0%
Gold equivalent ounces
    Produced                       24,055     23,858          197           1%       72,400       69,809       2,591         4%
    Sold                           20,308     24,379       (4,071)        (17%)      69,357       69,909        (552)       (1%)

FINANCIAL DATA (in US$ millions)
Metal sales                       $   8.9    $   9.9     $   (1.0)        (10%)    $   29.9      $  28.1      $  1.8         6%
Cost of sales (b)                     3.2        3.2            -           0%         10.4          8.9         1.5        17%
Accretion                               -        0.1         (0.1)       (100%)         0.1          0.1           -         0%
DD&A (c)                              3.1        3.3         (0.2)         (6%)         9.1          9.5        (0.4)       (4%)
------------------------------------------------------------------------------------------------------------------------------------
                                      2.6        3.3         (0.7)        (21%)        10.3          9.6         0.7         7%
Exploration                           0.1        0.1            -           0%          0.2          0.2           -         0%
Other                                   -          -            -           0%            -            -           -         0%
------------------------------------------------------------------------------------------------------------------------------------
Segment earnings                  $   2.5    $   3.2     $   (0.7)        (22%)    $   10.1      $   9.4      $  0.7         7%
------------------------------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Crixas underground mine, located in the State of Goias, upon completion of the combination with TVX on January 31, 2003.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o Gold production increased marginally during the third quarter of 2005, compared with the corresponding period in 2004. Lower throughput was offset by higher grade.
o Revenues from metal sales decreased by 10% during the quarter. The decrease resulted from a 17% reduction in number of ounces sold, partially offset by higher realized gold prices.
o There was no change in the cost of sales quarter-over-quarter. The decrease in the number of ounces sold was offset by the appreciation of the Brazilian real against the U.S. dollar during the third quarter of 2005, compared with the same period in 2004.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o Gold production increased by 4% during the first nine months of 2005, compared with the corresponding period in 2004. The increase was due to increased throughput and higher grade.
o Higher revenues from metal sales were the result of a higher realized gold price.
o Cost of sales during the first nine months of 2005 increased by 17% due to the appreciation of the Brazilian real against the U.S. dollar in 2005, compared with 2004, and higher commodity prices and service costs.

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005       2004        Change $      Change%      2005       2004         Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)         359        373         (14)         (4%)        1,089        1,101         (12)        (1%)
Grade (grams/tonne)                 5.50       5.20        0.30           6%          5.70         5.20        0.50         10%
Recovery (%)                       94.8%      96.1%       (1.3%)         (1%)        95.2%        96.0%       (0.8%)        (1%)
Gold equivalent ounces
    Produced                      20,877     19,020       1,857          10%        61,824       56,171       5,653         10%
    Sold                          19,560     19,925        (365)         (2%)       61,200       59,528       1,672          3%

FINANCIAL DATA (in US$ millions)
Metal sales                      $   9.2    $   8.0     $   1.2          15%      $   27.0     $   24.0     $   3.0         13%
Cost of sales (b)                    7.0        5.6         1.4          25%          20.3         16.2         4.1         25%
Accretion                              -          -           -           0%           0.1          0.1           -          0%
DD&A (c)                             3.2        2.9         0.3          10%           9.6          9.1         0.5          5%
------------------------------------------------------------------------------------------------------------------------------------
                                    (1.0)      (0.5)       (0.5)       (100%)         (3.0)        (1.4)       (1.6)      (114%)
Exploration                          0.3        0.5        (0.2)        (40%)          1.4          1.6        (0.2)       (13%)
Other                                0.1          -         0.1           nm           0.1            -         0.1          nm
------------------------------------------------------------------------------------------------------------------------------------
Segment loss                     $  (1.4)   $  (1.0)    $  (0.4)        (40%)     $   (4.5)    $   (3.0)    $  (1.5)       (50%)
------------------------------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, upon completion of the combination with TVX on January 31, 2003.

THIRD QUARTER 2005 VS. THIRD QUARTER 2004

o Gold equivalent production during the third quarter of 2005 was 10% higher than the corresponding period in 2004. The increase was due to the higher grade of ore processed.
o Despite a reduction in the number of ounces sold, revenues from metal sales were up by 15% due to higher gold prices.
o Cost of sales increased by 25% due to an increased portion of higher-cost underground tonnes mined, increased underground development costs and higher energy and commodity costs. Cost of sales was also negatively impacted by a 9% appreciation of the Canadian dollar against the U.S. dollar during the third quarter of 2005, compared with the 2004 quarter.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o Gold equivalent production for the first nine months of 2005 was 10% higher than the first nine months of 2004 due to higher-grade ore, offset slightly by lower mill throughput and recovery. Grade was higher in 2005 as a result of increased tonnage of higher-grade underground ore offsetting lower grade tonnage from open pit mining in 2004.
o Revenues from metal sales increased by 13% due to the increased number of ounces sold and a higher realized gold price.
o Cost of sales increased by 25% due to an increased portion of higher-cost underground tonnes mined, increased underground development costs and higher energy and commodity costs. Cost of sales was also negatively impacted by an 8% appreciation in the Canadian dollar against the U.S. dollar during the first nine months of 2005, compared with 2004.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA
------------------------------------------------------------------------------------------------------------------------------------
                                  Three months ended                Q3               Nine months ended               YTD
                                     September 30,             2005 VS 2004            September 30,             2005 VS 2004
                               -----------------------------------------------------------------------------------------------------
                                   2005       2004        Change $      Change%      2005       2004         Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)         216         115         101          88%         646          549           97         18%
Grade (grams/tonne)                 5.63        4.62        1.01          22%        5.93         4.93         1.00         20%
Recovery (%)                       97.0%       97.0%        0.0%           0%       97.4%        97.0%         0.4%          0%
Gold equivalent ounces
    Produced                      37,744      16,603      21,141         127%     119,880       84,983       34,897         41%
    Sold                          38,440      23,496      14,944          64%     117,322       92,631       24,691         27%

FINANCIAL DATA (in US$ millions)
Metal sales                      $  17.3    $    9.7     $   7.6          78%    $   51.6      $  38.2      $  13.4         35%
Cost of sales (b)                   10.6         7.7         2.9          38%        36.2         25.4         10.8         43%
Accretion                            0.1         0.1           -           0%         0.3          0.3            -          0%
DD&A (c)                             3.0         1.4         1.6         114%         9.3          5.2          4.1         79%
------------------------------------------------------------------------------------------------------------------------------------
                                     3.6         0.5         3.1         620%         5.8          7.3         (1.5)       (21%)
Exploration                          0.6           -         0.6           nm         1.4          0.1          1.3       1300%
Other                               (0.1)        1.8        (1.9)       (106%)        0.3          2.2         (1.9)       (86%)
------------------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)          $   3.1    $   (1.3)    $   4.4           nm    $    4.1      $   5.0      $  (0.9)       (18%)
------------------------------------------------------------------------------------------------------------------------------------

(a)     Tonnes processed represent 100% of mine production.
(b)     Cost  of  sales   excludes   accretion,   depreciation,   depletion  and
        amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the table above.

Kinross acquired a 54.7% interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia, in three transactions in 1998 and 1999. On February 28, 2003, the Company completed a step-up transaction to bring its ownership interest to the current 98.1%.

THIRD QUARTER OF 2005 VS. THIRD QUARTER OF 2004

o Gold equivalent production increased by 127% due to higher grade and increased mill throughput as the mine processed higher-grade stockpiled Birkachan ore during the quarter.
o A 64% increase in the number of ounces sold, along with a higher realized gold price resulted in a 78% increased in revenues from metal sales.
o Cost of sales increased by 38% due to the increase in the number of ounces sold and higher operating costs, partially offset by the increased efficiencies of processing more tonnes of a higher-grade stockpiled ore.

FIRST NINE MONTHS OF 2005 VS. FIRST NINE MONTHS OF 2004

o The 41% increase in gold equivalent production was the result of an increase to the tonnes of ore processed and the milling of the higher-grade Birkachan stockpiled ore during the first nine months of 2005.
o The increase in the ounces sold, along with the higher realized gold price, lead to a 35% increase in revenues from metal sales.
o Increased cost of sales was due to an increase in the number of ounces produced and sold and higher operating costs overall, partially offset by the lower cost of processing the higher-grade stockpiled ore in the third quarter of 2005.
o Depreciation, depletion and amortization was up by 79% during the first nine months of 2005. In addition to an increased number of ounces sold, depreciation, depletion and amortization was higher as a result of the decision to close the mine at the end of 2005.
o All mining activity at the Kubaka underground mine and Birkachan was completed by June 1, 2005, with only stockpiles remaining to be processed.

OTHER OPERATING SEGMENTS

REFUGIO (50% OWNERSHIP AND OPERATOR) - CHILE

Kinross acquired its 50% interest in the Refugio open pit mine, located 120 kilometres northeast of Copiapo, Chile, in 1998. In 2001, due to low gold prices and operational difficulties, mining activities were suspended and the operation was placed on care and maintenance. In late 2002, a multi-phase exploration program commenced and in 2003 it was determined that the mine would be recommissioned.

The mine is expected to achieve its continuous production rate of 40,000 tonnes per day by year-end 2005. The Company's share of the capital cost is expected to total approximately $67 million, which is above budget. The increased costs were due to unexpected delays and higher input costs. The recommissioned mine will be capable of producing approximately 115,000 to 130,000 ounces annually to Kinross' account.

KETTLE RIVER (100% OWNERSHIP AND OPERATOR) - U.S.A.

Kinross acquired Kettle River, located in the state of Washington, U.S.A., upon completion of the combination with Echo Bay on January 31, 2003. At the time of acquisition the mine was shutdown. The Company recommenced operations in late December 2003. Gold equivalent production was 15,811 ounces and 54,446 ounces during the three and nine months ended September 30, 2005, respectively, compared with 21,698 ounces and 69,407 ounces for the respective periods in 2004. Production was lower and costs higher due to a planned decrease in mining activity at Emanuel Creek and continuing ground problems at the mine.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization was $41.3 million in the third quarter of 2005, compared with $45.5 million in the third quarter of 2004, which represents a decrease of 9%. Year-to-date, depreciation, depletion and amortization increased by 2% to $130.2 million. For the three and nine month periods depreciation increased at Paracatu with the acquisition of the remaining 51% of the mine and at Kubaka with the increase in the number of ounces sold and reduced reserve base. Depreciation also increased at Fort Knox and decreased at Round Mountain and the Porcupine Joint Venture over the comparable three and nine month periods.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expense for the three and nine months ended September 30, 2005 was $7.3 million and $18.6 million, respectively, compared with $5.7 million and $14.6 million for the comparable periods in 2004. The increase between the comparable three and nine month periods is largely the result of the 2004 expenditures being lower than planned as certain projects were delayed. The focus of the Company's exploration program is to replace and increase reserves at existing mines and increase reserves at its development projects.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expenses for the three and nine months ended September 30, 2005 were $12.9 million and $33.8 million, respectively, compared with $6.6 million and $22.0 million for the comparable periods in 2004. The increase was largely the result of increased professional fees due to the review of the accounting for the acquisition of TVX and Echo Bay, severance expenses and the strength of the Canadian dollar versus the U.S. dollar.

OTHER INCOME (EXPENSE) - NET
------------------------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                     Three months ended                Q3               Nine months ended               YTD
                                       September 30,             2005 VS 2004            September 30,             2005 VS 2004
                                 ---------------------------------------------------------------------------------------------------
                                     2005       2004        Change $      Change%      2005       2004         Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
Interest and other income           $   1.8    $   1.6         0.2          13%      $   5.3     $   5.3            -          0%
Interest expense                       (2.0)      (0.8)       (1.2)       (150%)        (5.6)       (1.9)        (3.7)      (195%)
Foreign exchange losses                (8.5)      (7.6)       (0.9)        (12%)       (21.4)       (2.6)       (18.8)      (723%)
Non-hedge derivative gains (losses)    (0.8)      (0.1)       (0.7)       (700%)        (0.7)        3.2         (3.9)         nm
------------------------------------------------------------------------------------------------------------------------------------
Other income (expense) - net        $  (9.5)   $  (6.9)       (2.6)        (38%)     $ (22.4)    $   4.0        (26.4)         nm
------------------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense totaled $2.0 million and $5.6 million, respectively, for the three and nine months ended September 30, 2005, compared with $0.8 million and $1.9 million during the corresponding period in 2004. The increased interest expense is the result of increased long-term debt including the LIBOR loan under the credit facility.

NON-HEDGE DERIVATIVE LOSSES

Premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized in the current period. During the first nine months of 2005, the Company recorded an increase to the liability on call options sold of $0.7 million versus a decrease of $3.2 million in 2004.

FOREIGN EXCHANGE LOSSES

There was a net foreign exchange loss of $8.5 million and $21.4 million for the three and nine months ended September 30, 2005. This compared with a loss of $7.6 million during the third quarter of 2004 and a loss of $2.6 million in the first nine months of 2004. The losses on foreign exchange were largely the result of strengthening foreign currencies on net monetary liabilities in the Company's foreign operations.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the period. Exchange gains and losses are included in income.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax. During the first nine months of 2005, the Company recorded income and mining tax expenses of $4.0 million on losses before tax of $57.2 million. During the corresponding period in 2004, the Company recorded a recovery of income and mining taxes of $8.0 million on earnings before tax of $17.5 million. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. The income and mining tax expense in 2005 and the recovery in 2004 is largely due movement in the future tax liability setup with the purchase accounting for the acquisition of TVX and Echo Bay.

RELATED PARTY TRANSACTIONS

On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd. ("Balloch") and retain 11.67% of the initial interest. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement which was completed on October 19, 2005, Mr. Ditto will be appointed as the President and Chief Executive Officer of Balloch. Further discussion on the sale of KF Ltd. to Balloch is included above in the "Developments" section and in Note 11, "Related party transactions", in the September 30, 2005 interim consolidated financial statements.

5.      LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity for the three and nine months ended September 30, 2005 and 2004:

------------------------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                     Three months ended                Q3               Nine months ended               YTD
                                       September 30,             2005 VS 2004            September 30,             2005 VS 2004
                                 ---------------------------------------------------------------------------------------------------
                                     2005       2004        Change $      Change%      2005       2004         Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
Cash flow:
   Provided from operating
     activities                     $  52.5    $  62.9     $  (10.4)        (17%)    $  109.9    $ 103.3       $    6.6        6%
   Used in investing activities       (27.6)     (44.6)        17.0          38%       (112.2)    (123.8)          11.6        9%
   Provided by (used in) financing
      acitvities                          -        1.5         (1.5)       (100%)        36.0      (17.1)          53.1        nm
Effect of exchange rate changes
   on cash                                -        1.1         (1.1)       (100%)           -        0.4           (0.4)    (100%)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and
   cash equivalents                    24.9       20.9          4.0          19%         33.7      (37.2)          70.9        nm
Cash and cash equivalents:
   Beginning of period                 56.7      187.7       (131.0)        (70%)        47.9      245.8         (197.9)     (81%)
------------------------------------------------------------------------------------------------------------------------------------
   End of period                    $ 81.6     $ 208.6     $ (127.0)        (61%)    $   81.6    $ 208.6       $ (127.0)     (61%)
------------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Cash flow provided by operating activities was $52.5 million during the three months ended September 30, 2005, compared with $62.9 million during the corresponding period in 2004. The decrease was largely the result of changes in working capital requirements in the respective quarters. During the nine months ended September 30, 2005, cash flow provided by operating activities increased by 6% to $109.9 million. The increase is due to a reduction in working capital requirements in 2005, versus 2004.

INVESTING ACTIVITIES

Net cash used in investing activities was $27.6 million in the third quarter of 2005, compared to $44.6 million in the third quarter of 2004. Net cash used in investing activities in the first nine months of 2005 was $112.2 million, which is a decrease of 9% over the corresponding period in 2004. Cash used in investing activities is largely the result of additions to property, plant and equipment along with net sales of short-term investments. The following provides a breakdown by segment of capital expenditures:

------------------------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                     Three months ended                Q3               Nine months ended               YTD
                                       September 30,             2005 VS 2004            September 30,             2005 VS 2004
                                 ---------------------------------------------------------------------------------------------------
                                     2005       2004        Change $      Change%      2005       2004         Change $    Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                         $ 11.0     $ 18.8       $  (7.8)       (41%)     $  33.3    $  38.2       $  (4.9)       (13%)
  Paracatu                             4.5        1.2           3.3        275%         13.8        3.1          10.7        345%
  Round Mountain                       0.9        3.2          (2.3)       (72%)         3.6        6.7          (3.1)       (46%)
  Porcupine Joint Venture              5.5        7.5          (2.0)       (27%)        18.3       14.6           3.7         25%
  La Coipa                             0.6        0.2           0.4        200%          2.8        0.6           2.2        367%
  Crixas                               1.9        0.7           1.2        171%          4.8        2.7           2.1         78%
  Musselwhite                          1.3        1.0           0.3         30%          3.2        2.6           0.6         23%
  Kubaka                                 -        3.7          (3.7)      (100%)         0.2       13.7         (13.5)       (99%)
  Other operations                     5.8       10.3          (4.5)       (44%)        27.3       24.3           3.0         12%
CORPORATE & OTHER                      1.3        0.2           1.1        550%          2.2        0.5           1.7        340%
------------------------------------------------------------------------------------------------------------------------------------
                                    $ 32.8     $ 46.8       $ (14.0)       (30%)     $ 109.5    $ 107.0       $   2.5          2%
------------------------------------------------------------------------------------------------------------------------------------

Capital expenditures during the first nine months of 2005 included costs related to accessing phase five and phase six ore zones at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture, costs at Paracatu related to the mine and mill expansion and continued recommissioning costs at Refugio.

FINANCING ACTIVITIES

During the first nine months of 2005, financing activities provided net cash of $36.0 million. This was primarily from proceeds from issuance of debt, which was the result of a $35.0 million increase to the Company's LIBOR loan drawn on the Company's revolving credit facility. During the first nine months of 2004, the Company had a net use of cash in financing activities of $17.1 million. The use of cash largely related to the repayment of the Industrial Revenue Bonds owing to the Alaska Industrial Development and Export Authority with principal totaling $25.0 million.

As of February 8, 2006, there were 345.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.4 million share purchase options outstanding under its share option plan and 8.3 million common share purchase warrants outstanding.

BALANCE SHEET

Key items and statistics are highlighted below:

--------------------------------------------------------------------------------
IN US$ MILLIONS                                           AS AT:
                                           -------------------------------------
                                             September 30,        December 31,
                                                 2005                2004
--------------------------------------------------------------------------------

Cash and cash equivalents                    $       81.6         $      47.9
Current assets                               $      234.0         $     206.9
Total assets                                 $    1,821.6         $   1,834.2
Current liabilities                          $      159.3         $     172.8
Total debt (a)                               $      174.0         $     138.8
Total liabilities (b)                        $      592.3         $     547.1
Shareholders' equity                         $    1,229.3         $   1,287.1
--------------------------------------------------------------------------------
Statistics
        Working capital                      $       74.7         $      34.1
        Working capital ratio (c)                    1.47x               1.20x
--------------------------------------------------------------------------------

(a) Includes long-term debt plus the current portion thereof and preferred shares.
(b)     Includes preferred shares and non-controlling interest.
(c)     Current assets divided by current liabilities.

Year-to-date, cash increased by $33.7 million to $81.6 million, with cash from operating and financing activities more than offsetting the Company's investing activities. During the first nine months of 2005, the Company's net debt position (cash and cash equivalents less long-term debt) increased marginally from $75.0 million to $75.8 million. The increase in cash along with an increase in inventories and a decrease in account payables and accrued liabilities resulted in an increase to net working capital of $34.1 million to $74.7 million.

CREDIT FACILITY

In December 2004, the Company replaced the $125 million credit facility with a new three-year $200 million revolving credit facility, which allowed for the limit to be increased to $300 million. The Company borrowed $105.0 million under the facility to help finance the acquisition of the remaining 51% interest in the Paracatu mine. In February 2005, the limit was increased by $15 million, which the Company drew down on as a LIBOR loan for working capital purposes. In March 2005, the limit was increased by $10 million to allow for the issue of additional letters of credit. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008.

LIQUIDITY OUTLOOK

The  major  uses of  cash  for the  remainder  of  2005,  outside  of  operating activities  and  general  and  administrative  costs,  include  reclamation  and remediation obligation, explorations and business development expense and additions to property, plant and equipment. As of September 30, 2005, $16.9 million has been spent on reclamation and remediation expenditures, with a full year forecast for 2005 of approximately $24 million. In the first nine months of 2005, exploration and business development expenditures of $18.6 million, of an expected $22 million for the year, have been incurred. Additions to property, plant and equipment have totaled $109.5 million during the first nine months, with a full year forecast of approximately $165 million to be spent.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Kinross has entered into an agreement to acquire Crown Resources Corporation ("Crown") in exchange for the issuance of Kinross' common shares. Kinross will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is discussed in the section entitled "Developments". For a schedule of contractual obligations please refer to the Company's 2004 Annual MD&A.

At December 31, 2004, the undiscounted amount of estimated cash flows to meet the reclamation and remediation obligations was estimated to be approximately $163.3 million. The Company is currently in the process of reviewing the estimated reclamation and remediation obligations. It is expected that rising labour, power and consumable costs in general will increase the Company's estimated reclamation and remediation obligations.

HEDGING ACTIVITIES

From time to time, the Company manages its exposure to fluctuation in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the risk management policy approved by the Company's Board of Directors.

GOLD

At December 31, 2003, the Company had deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, with the adoption of Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts in 2004 and 2005. In the second quarter of 2004, the Company financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes the remaining portion of the unrealized loss, as determined on December 31, 2003, remained to be recognized into earnings in accordance with the original maturity dates of the contracts. During the nine months ended September 30, 2004, the Company recognized a loss on $16.4 million based on the original delivery dates.

During the nine months ended September 30, 2005, the Company recognized into earnings the remaining $4.7 million related to the loss on the deferred contracts.

As at September 30, 2005, the Company had spot deferred contracts to deliver 125,000 ounces of gold in the fourth quarter of 2005, having a fair value loss of $1.7 million based on the spot price of gold of $473 as at that date. At September 30, 2005, the Company had outstanding call options sold on 100,000 ounces. Mark-to-market adjustment on the call options sold totaled $0.8 million for the nine months ended September 30, 2005. This amount was recorded in third quarter earnings.

FOREIGN CURRENCY

From time to time, the Company uses fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$28.4 million at an average exchange rate of 1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, with the adoption of AcG-13, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the nine months ended September 30, 2004, the Company recognized into earnings $0.9 million of the deferred gain. During the nine months ended September 30, 2005, the Company recognized into earnings the remaining $0.9 million of the deferred gain. Both the realized and unrealized net gains during 2005 from the strengthening of the Canadian dollar against the U.S. dollar have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses.

At September 30, 2005, the Company had no derivative financial instruments outstanding relating to foreign currency.

For details on the hedging activities please refer to Note 6 "Financial instruments" of the accompanying consolidated financial statements.

6.      CRITICAL ACCOUNTING POLICIES

In the 2004 annual MD&A there is a full discussion and description of the Company's critical accounting policies. The preparation of the Company's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These are fully described in the 2004 annual MD&A.

7.      RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES

For a discussion of recent  pronouncements  and accounting  changes please refer
Note 4 of the accompanying interim consolidated financial statements for the period ended September 30, 2005.

8.      RISK ANALYSIS AND ADDITIONAL INFORMATION

The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2004 annual MD&A, the Annual Information Form and other filings, which are available on the Company's website www.kinross.com and on www.sedar.com or are available upon request from the Company.

9.      SUMMARY OF QUARTERLY RESULTS

------------------------------------------------------------------------------------------------------------------------------------
                                           Q3        Q2        Q1         Q4        Q3         Q2        Q1         Q4         Q3
------------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)   2005      2005      2005       2004      2004       2004      2004       2003       2003
------------------------------------------------------------------------------------------------------------------------------------
Total metal sales                       $ 181.1   $ 174.6   $ 179.8    $ 179.2   $ 174.6    $ 158.2   $ 154.8    $ 143.3    $ 153.8
Net earnings (loss)                     $ (44.4)  $ (16.4)  $  (0.9)   $ (88.0)  $   5.5    $  11.7   $   7.7    $(372.8)   $ (11.9)
Net earnings (loss) attributable to
  common shares                         $ (44.4)  $ (16.4)  $  (0.9)   $ (88.0)  $   5.5    $  11.7   $   7.7    $(372.8)   $   2.4
Basic and diluted earnings (loss)
  per share                             $ (0.13)  $ (0.05)  $     -    $ (0.25)  $  0.02    $  0.03   $  0.02    $ (1.21)   $  0.01
------------------------------------------------------------------------------------------------------------------------------------

Cash flow provided from
  operating activities                  $  52.5   $ 30.6    $  26.8    $  57.9   $  62.9    $  25.4   $  15.0    $  18.7    $  36.7
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)
==========================================================================================================================
                                                                                                    AS AT
                                                                                      ------------------------------------
                                                                                         SEPTEMBER 30,     DECEMBER 31,
                                                                                             2005              2004
--------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                     Restated (a)
  Current assets
    Cash and cash equivalents                                                            $       81.6      $      47.9
    Restricted cash                                                                               1.3              1.4
    Short-term investments                                                                        2.6              5.7
    Accounts receivable and other assets                                NOTE 5                   28.1             40.9
    Inventories                                                         NOTE 5                  120.4            111.0
                                                                                      ------------------------------------
                                                                                                234.0            206.9
  Property, plant and equipment                                         NOTE 5                1,191.3          1,244.1
  Goodwill                                                              NOTE 5                  323.2            329.9
  Long-term investments                                                 NOTE 5                   33.1             25.7
  Deferred charges and other long-term assets                           NOTE 5                   40.0             27.6
                                                                                      ------------------------------------
                                                                                         $    1,821.6      $   1,834.2
                                                                                      ------------------------------------
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                            NOTE 5           $      142.8      $     143.2
    Current portion of long-term debt                                   NOTE 7                    5.7              6.0
    Current portion of reclamation and remediation obligations                                   10.8             23.6
                                                                                      ------------------------------------
                                                                                                159.3            172.8
  Long-term debt                                                        NOTE 7                  151.7            116.9
  Reclamation and remediation obligations                                                       111.3            108.1
  Future income and mining taxes                                                                141.5            123.5
  Other long-term liabilities                                                                    11.7              9.5
  Redeemable retractable preferred shares                                                         2.7              2.6
                                                                                      ------------------------------------
                                                                                                578.2            533.4
                                                                                      ------------------------------------
COMMITMENTS AND CONTINGENCIES                                           NOTE 12
                                                                                      ------------------------------------
NON-CONTROLLING INTEREST                                                                          0.2              0.4
                                                                                      ------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                               13.9             13.3
                                                                                      ------------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants               NOTE 8                1,777.1          1,775.8
  Contributed surplus                                                                            36.5             33.9
  Accumulated deficit                                                                          (583.1)          (521.4)
  Cumulative translation adjustments                                                             (1.2)            (1.2)
                                                                                      ------------------------------------
                                                                                              1,229.3          1,287.1
                                                                                      ------------------------------------
                                                                                         $    1,821.6      $   1,834.2
                                                                                      ------------------------------------

TOTAL ISSUED AND OUTSTANDING COMMON SHARES (millions)                                           345.4            345.1
==========================================================================================================================

                   The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of U.S. dollars, except per share amounts) (unaudited)
====================================================================================================================================
                                                                             THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,                   SEPTEMBER 30,
                                                                        -----------------------------  -----------------------------
                                                                            2005            2004            2005           2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Restated (a)                   Restated (a)
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                            $    181.1     $     174.6      $    535.5    $     487.6

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                                 113.1           107.8           337.2          298.2
  Accretion                                                                     3.1             2.2             9.0            6.6
  Depreciation, depletion and amortization                                     41.3            45.5           130.2          127.2
                                                                        -----------------------------  -----------------------------
                                                                               23.6            19.1            59.1           55.6
  Other operating costs                                                         0.7             3.0             5.1            6.9
  Exploration and business development                                          7.3             5.7            18.6           14.6
  General and administrative                                                   12.9             6.6            33.8           22.0
  Impairment charges:
    Goodwill                                                                    6.7               -             6.7              -
    Plant, property and equipment                                              30.1               -            30.1              -
    Investments                                                                 0.1               -             0.7              -
  Gain on disposal of assets                                                   (0.1)           (0.7)           (1.1)          (1.4)
                                                                        -----------------------------  -----------------------------
OPERATING EARNINGS (LOSS)                                                     (34.1)            4.5           (34.8)          13.5
                                                              NOTE 5
  Other income (expense) - net                                                 (9.5)           (6.9)          (22.4)           4.0
                                                                        -----------------------------  -----------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                  (43.6)           (2.4)          (57.2)          17.5

  Income and mining taxes recovery (expense)                                   (0.5)            8.0            (4.0)           8.0
  Non-controlling interest                                                     (0.1)            0.1             0.1              -
  Dividends on convertible preferred shares of subsidiary                      (0.2)           (0.2)           (0.6)          (0.6)
                                                                        -----------------------------  -----------------------------
NET EARNINGS (LOSS)                                                      $    (44.4)    $       5.5      $    (61.7)   $      24.9
                                                                        -----------------------------  -----------------------------

EARNINGS (LOSS) PER SHARE
  Basic                                                                  $    (0.13)    $      0.02      $    (0.18)   $      0.07
  Diluted                                                                $    (0.13)    $      0.02      $    (0.18)   $      0.07
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (millions)
  Basic                                                       NOTE 9          345.3           346.2           345.2          346.0
  Diluted                                                     NOTE 9          345.3           346.5           345.2          346.4
====================================================================================================================================

                       The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars)
====================================================================================================================================
                                                                             THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,                   SEPTEMBER 30,
                                                                        -----------------------------  -----------------------------
                                                                            2005            2004            2005           2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Restated (a)                   Restated (a)
OPERATING ACTIVITIES:
Net earnings (loss)                                                      $    (44.4)    $       5.5      $    (61.7)   $      24.9
Adjustments to reconcile net earnings (loss) to net cash
  provided from (used in) operating activities:
  Depreciation, depletion and amortization                                     41.3            45.5           130.2          127.2
  Impairment charges:
    Goodwill                                                                    6.7               -             6.7              -
    Plant, property and equipment                                              30.1               -            30.1              -
    Investments                                                                 0.1               -             0.7              -
  Gain on disposal of assets                                                   (0.1)           (0.7)           (1.1)          (1.4)
  Future income and mining taxes                                               (3.4)          (11.7)           (4.9)         (18.8)
  Deferred revenue recognized                                                     -             2.9               -            1.8
  Non-controlling interest                                                      0.1               -            (0.1)             -
  Stock-based compensation                                                      1.6             0.4             3.2            1.3
  Unrealized foreign exchange (gains) losses and other                         10.8             4.0            20.1           (4.5)
  Changes in operating assets and liabilities:
    Accounts receivable and other assets                                        1.5             2.6             9.1            4.0
    Inventories                                                                (2.9)           12.2           (14.0)         (12.3)
    Accounts payable and accrued liabilities                                   11.1             2.2            (8.4)         (18.9)
                                                                        -----------------------------  -----------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                   52.5            62.9           109.9          103.3
                                                                        -----------------------------  -----------------------------
INVESTING:
  Additions to property, plant and equipment                                  (32.8)          (46.8)         (109.5)        (107.0)
  Proceeds from the sale of marketable securities                               0.5            10.9             0.6            0.7
  Proceeds from (additions to)
    long-term investments and other assets                                      3.8            (3.5)          (14.4)         (16.9)
  Proceeds from the sale of property, plant and equipment                       2.4             0.2             6.3            1.0
  (Additions to) proceeds from short-term investments                          (1.7)           (5.3)            4.7           (5.3)
  Decrease (increase) in restricted cash                                        0.2            (0.1)            0.1            3.7
                                                                        -----------------------------  -----------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                        (27.6)          (44.6)         (112.2)        (123.8)
                                                                        -----------------------------  -----------------------------
FINANCING:
  Issuance of common shares                                                     0.4             0.6             1.5            3.6
  Proceeds from issue of debt                                                     -             1.2            35.8            5.6
  Repayment of debt                                                            (0.4)           (0.3)           (1.3)         (26.3)
                                                                        -----------------------------  -----------------------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                            -             1.5            36.0          (17.1)
                                                                        -----------------------------  -----------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           -             1.1               -            0.4
                                                                        -----------------------------  -----------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               24.9            20.9            33.7          (37.2)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 56.7           187.7            47.9          245.8
                                                                        -----------------------------  -----------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                       81.6           208.6            81.6          208.6
====================================================================================================================================

                       The accompanying notes are an integral part of these consolidated financial statements

(a) See note 3

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(expressed in millions of U.S. dollars)
====================================================================================================================================
                                                                             THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,                   SEPTEMBER 30,
                                                                        -----------------------------  -----------------------------
                                                                            2005            2004            2005           2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Restated (a)                   Restated (a)
COMMON SHARES
  Balance at the beginning of the period                                 $  1,776.7     $   1,785.5      $  1,775.8    $   1,783.5
    Common shares issued                                                        0.4             1.2             1.5            4.2
    Transfer of fair value of exercised options                                   -               -               -            0.2
    Transfer of fair value of expired warrants and options                        -               -            (0.2)          (1.2)
                                                                        -----------------------------  -----------------------------
  Balance at the end of the period                                       $  1,777.1     $   1,786.7      $  1,777.1    $   1,786.7
                                                                        -----------------------------  -----------------------------

CONTRIBUTED SURPLUS
  Balance at the beginning of the period                                 $     35.7     $      34.4      $     33.9    $      30.0
    Transfer of fair value of expired warrants and options                        -               -             0.2            1.2
    Transfer of fair value of exercised options                                   -               -               -           (0.2)
    Adoption of new accounting standards                                          -               -               -            2.5
    Stock option compensation                                                   0.8             0.4             2.4            1.3
                                                                        -----------------------------  -----------------------------
  Balance at the end of the period                                       $     36.5     $      34.8      $     36.5    $      34.8
                                                                        -----------------------------  -----------------------------

ACCUMULATED DEFICIT
  Balance at the beginning of the period                                 $   (538.7)    $    (438.9)     $   (521.4)   $    (455.8)
    Adoption of new accounting standards                                          -               -               -           (2.5)
    Net earnings (loss)                                                       (44.4)            5.5           (61.7)          24.9
                                                                        -----------------------------  -----------------------------
  Balance at the end of the period                                       $   (583.1)    $    (433.4)     $   (583.1)   $    (433.4)
                                                                        -----------------------------  -----------------------------

CUMULATIVE TRANSLATION ADJUSTMENTS
  Balance at the beginning of the period                                 $     (1.2)    $      (1.2)     $     (1.2)   $     (1.2)
                                                                        -----------------------------  -----------------------------
  Balance at the end of the period                                       $     (1.2)    $      (1.2)     $     (1.2)   $     (1.2)
                                                                        -----------------------------  -----------------------------

                                                                        -----------------------------  -----------------------------
TOTAL SHAREHOLDERS' EQUITY                                               $  1,229.3     $   1,386.9      $  1,229.3    $  1,386.9
====================================================================================================================================

                       The accompanying notes are an integral part of these consolidated financial statements

(a) See Note 3

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                     FOR THE THREE MONTHS ENDED SEPTEMBER 30
  (millions of U.S. dollars, except per share amounts, unless otherwise stated)

1.      NATURE OF OPERATIONS

        Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil and Chile. Gold, the Company's primary product is produced in the form of dore, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver as a by-product of gold mining activities.

2.      BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2004.

        The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's restated audited financial statements for the year ended December 31, 2004.

        COMPARATIVE FIGURES

        Certain 2004 figures in the accompanying unaudited interim consolidated financial statements have been reclassified to conform to the 2005 presentation.

3.      RESTATEMENT  FOR  CORRECTION  OF FOREIGN  CURRENCY  IMPACT ON FUTURE TAX
        LIABILITIES

        During its preparation of the interim financial statements for 2005, the Company and its auditors discovered an error relating to its audited financial statements for the years ended December 31, 2003 and 2004 and the respective interim periods. In the previously released financial statements the Company had not properly assessed the impact of changes in foreign currency rates affecting the timing differences resulting from a difference between accounting and tax basis, which form the basis for the future tax liabilities. As a result of the restatement, these liabilities are adjusted for changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate related primarily to the future tax liabilities of the Brazilian operations. This non-cash adjustment had no impact on operating cash flows or cash balances previously reported. The financial statements for the respective interim periods in 2005 are not restated.

        All amounts included in this report have been adjusted to reflect the 2004 restatement. The following is a summary of the effects of the aforementioned adjustments on our consolidated financial statements:

        CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------
                                               As previously                            As
                                                reported (a)      Adjustments        restated
-----------------------------------------------------------------------------------------------
As at December 31, 2004
Liabilities
  Future income and mining taxes               $   90.6            $   32.9         $  123.5
Common shareholders' equity
  Accumulated deficit                          $ (487.7)           $  (33.7)        $ (521.4)
  Cumulative translation adjustments           $   (2.0)           $    0.8         $   (1.2)
-----------------------------------------------------------------------------------------------

(a) As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

        CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------
                                                            As previously
                                                             reported (a)   Adjustments   As restated
------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED SEPTEMBER 30, 2004
Operating earnings                                           $    4.6        $    (0.1)      $    4.5
  Other income (expense) - net                               $    2.3        $    (9.2)      $   (6.9)
Earnings (loss) before taxes and other items                 $    6.9        $    (9.3)      $   (2.4)
Income and mining tax recovery                               $    7.6        $     0.4       $    8.0
Minority interest                                            $    0.1        $       -       $    0.1
Share in loss of investee companies                          $      -        $       -       $      -
Dividends on convertible preferred shares of the subsidiary  $   (0.2)       $       -       $   (0.2)
Net earnings                                                 $   14.4        $    (8.9)      $    5.5
Net earnings attributable to common shareholders             $   14.4        $    (8.9)      $    5.5
Earnings per share
  Basic and diluted                                          $   0.04        $   (0.02)      $   0.02
------------------------------------------------------------------------------------------------------
Nine months ended September 30, 2004
Operating earnings                                           $   13.5        $       -       $   13.5
  Other income (expense) - net                               $    5.0        $    (1.0)      $    4.0
Earnings before taxes and other items                        $   18.5        $    (1.0)      $   17.5
Income and mining tax recovery                               $    6.4        $     1.6       $    8.0
Minority interest                                            $      -        $       -       $      -
Share in loss of investee companies                          $      -        $       -       $      -
Dividends on convertible preferred shares of the subsidiary  $   (0.6)       $       -       $   (0.6)
Net earnings                                                 $   24.3        $     0.6       $   24.9
Net earnings attributable to common shareholders             $   24.3        $     0.6       $   24.9
Earnings per share
  Basic and diluted                                          $   0.07        $       -       $   0.07
------------------------------------------------------------------------------------------------------

(a) As previously disclosed in the third quarter 2004 financial statements filed with regulators in November 2005.

4.      RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

        RECENT PRONOUNCEMENTS

(a) On January 27, 2005, the CICA ("Canadian Institute of Chartered Accountants") issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

        OTHER COMPREHENSIVE INCOME
        As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

        FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT.
        Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

        HEDGES
        This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

(b) In June 2005, the CICA issued Handbook Section 3831 "Non-Monetary Transactions" to revise and replace Handbook Section 3830 "Non-Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance will replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. These revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted for fiscal periods beginning on or after July 1, 2005.

(c) In October 2005, the Emerging Issues Committee of the CICA issued Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC-157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006.

        ACCOUNTING CHANGES

(i) In November 2004, the Emerging Issues Committee of the CICA issued EIC 149, "Accounting for Retractable or Mandatorily Redeemable Shares" ("EIC 149"). EIC 149 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable non-controlling interests, and requires that those instruments be classified as liabilities on the balance sheets. Previously, many of those financial instruments were classified as equity. EIC 149 is effective at the beginning of the first interim period beginning after November 5, 2004. The impact of EIC 149 on the Company's future results of operations or financial condition will depend on the terms contained in contracts signed or contracts amended in the future. The Company continues to disclose its mandatorily redeemable preferred shares as a component of liabilities in its consolidated balance sheets, which is consistent with EIC 149.

(ii) In December 2004, the Emerging Issues Committee of the CICA issued EIC 150, "Determining Whether an Arrangement Contains a Lease", ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

5.      CONSOLIDATED FINANCIAL STATEMENT DETAILS

        The following consolidated financial statement details are presented for each of the nine months ended September 30, 2005 and 2004 and the three months ended September 30, 2005 and 2004 for the consolidated statements of operations and consolidated statement of cash flows and as of September 30, 2005 and December 31, 2004 for the consolidated balance sheets.

        CONSOLIDATED BALANCE SHEETS

        ACCOUNTS RECEIVABLE AND OTHER ASSETS

        ========================================================================================================
                                                                                SEPTEMBER 30,     December 31,
                                                                                    2005              2004
        --------------------------------------------------------------------------------------------------------
        Trade receivables                                                       $        3.7      $       2.2
        Taxes recoverable                                                                9.4              7.9
        Deferred costs associated with business and property acquisitions                  -              3.3
        Deferred hedge losses                                                              -              4.7
        Fair value of non-hedge derivatives                                                -              4.1
        Marketable securities (a)                                                          -              0.3
        Prepaid expenses                                                                 4.8              4.0
        Other                                                                           10.2             14.4
        --------------------------------------------------------------------------------------------------------
                                                                                $       28.1      $      40.9
        ========================================================================================================

        (a) Quoted market value: 2005 less than $0.1 million, 2004 - $0.4 million.

        INVENTORIES

        =======================================================================================================
                                                                              SEPTEMBER 30,     December 31,
                                                                                  2005             2004
        -------------------------------------------------------------------------------------------------------
        In-process                                                            $        9.0      $       9.1
        Finished metal                                                                30.8             25.8
        Ore in stockpiles (a)                                                         24.4             24.2
        Ore on leach pads (b)                                                         16.1             15.7
        Materials and supplies                                                        60.3             51.1
        -------------------------------------------------------------------------------------------------------
                                                                                     140.6            125.9
        Long-term portion of ore in stockpiles (a)                                    20.2            (14.9)
        -------------------------------------------------------------------------------------------------------
                                                                              $      120.4      $     111.0
        =======================================================================================================

        (a) Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets.

        (b) Ore on leach pads at September 30, 2005 and December 31, 2004 relate to the Company's 50% owned Round Mountain and Refugio mines. As at September 30, 2005, the weighted average cost per recoverable ounce of gold on the leach pads was $233 per ounce at Round Mountain and $151 per ounce at Refugio (December 31, 2004 - $200 per ounce, Round Mountain). Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad at Round Mountain in 2009 and at Refugio in 2017. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

        PROPERTY, PLANT AND EQUIPMENT - NET

        =======================================================================================================
                                                                              SEPTEMBER 30,     December 31,
                                                                                  2005             2004
        -------------------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        Cost - net of writedown
        Producing properties
          Plant and equipment amortized on a straight line basis              $      183.2      $     165.6
          Plant and equipment amortized on units of production basis               1,100.4            983.4
        Development properties                                                           -             39.9
        Exploration properties  (a)                                                    4.4              6.1
        -------------------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        GROSS CARRYING VALUE
        Production stage                                                      $      680.6      $     680.5
        Development properties                                                         5.8             36.6
        Exploration properties                                                        88.3             88.3
        -------------------------------------------------------------------------------------------------------
                                                                              $    2,062.7      $   2,000.4
        -------------------------------------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT
        ACCUMULATED DEPRECIATION
        Producing properties
          Plant and equipment amortized on a straight line basis              $      (89.0)     $     (75.7)
          Plant and equipment amortized on units of production basis                (609.9)          (552.8)
        -------------------------------------------------------------------------------------------------------
        MINERAL INTERESTS
        ACCUMULATED DEPRECIATION
        Production stage                                                      $     (172.5)     $    (127.8)
        Development properties                                                           -                -
        Exploration properties                                                           -                -
        -------------------------------------------------------------------------------------------------------
                                                                              $     (871.4)     $    (756.3)
        -------------------------------------------------------------------------------------------------------
        Property, Plant and Equipment - net                                   $    1,191.3      $   1,244.1
        =======================================================================================================

        (a) The Norseman Property in Australia that was held for sale as of June 30, 2005, was sold during the three months ended September 30, 2005 for $1.7 million.

        As a result of signing a letter of intent to sell the Aquarius property, the Company recognized the triggering event and the resulting impairment related to the carrying value of mineral interests of $30.1 million. As a result of this impairment included on the balance sheet as at September 30, 2005 within property, plant and equipment is a carrying value for Aquarius of $14.3 million, which is considered an asset held for sale. See Note 13 c) for additional disclosure.

        GOODWILL

        The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

        ==============================================================================================================
                                                                                            2005
                                                        --------------------------------------------------------------
                                                          Dec 31, 2004    Additions   Impairment (a)   Sept 30, 2005
                                                        --------------------------------------------------------------
        OPERATING SEGMENTS
          Fort Knox                                       $          -    $       -   $          -     $           -
          Kubaka                                                     -            -              -                 -
          Round Mountain                                          86.5            -              -              86.5
          La Coipa                                                71.4            -              -              71.4
          Crixas                                                  38.0            -              -              38.0
          Paracatu                                                65.5            -              -              65.5
          Musselwhite                                             31.0            -              -              31.0
          Porcupine Joint Venture                                    -            -              -                 -
          Other operations                                        37.5            -           (6.7)             30.8
        CORPORATE AND OTHER                                          -            -              -                 -
        --------------------------------------------------------------------------------------------------------------
        TOTAL                                             $      329.9    $       -   $       (6.7)    $       323.2
        ==============================================================================================================

        (a) The impairment relates to the writedown resulting from the sale of Aquarius subsequent to September 30, 2005. See Note 13 c) for further discussion.

        LONG-TERM INVESTMENTS

        During the six months ended June 30, 2005, the Company purchased 511,640 newly issued shares of Crown Resources Corporation ("Crown") for $1.0 million and a $10.0 million convertible debenture as part of the acquisition of Crown. See Note 13 a) for further discussion of the acquisition.

        During the three months ended June 30, 2005, the Company sold 647,500 shares of Guyana Goldfields Inc. for $1.3 million, which resulted in a gain on disposal of $0.4 million.

        During the three months ended September 30, 2005, the Company sold 2,222,222 shares of White Knight Resources Ltd. for $1.6 million, which resulted in a gain on disposal of $0.2 million.

        DEFERRED CHARGES AND OTHER LONG-TERM ASSETS

        Deferred charges and other long-term assets are comprised of the following:

        =========================================================================================
                                                                  SEPTEMBER 30,     DECEMBER 31,
                                                                      2005             2004
        -----------------------------------------------------------------------------------------
        Long-term ore in stockpiles (a)                           $       20.2      $      14.9
        Deferred charges, net of amortization                              2.3              2.4
        Long-term receivables                                              7.3              5.3
        Long-term deposits                                                 0.9              2.6
        Crown acquisition costs                                            6.6                -
        Other                                                              2.7              2.4
        -----------------------------------------------------------------------------------------
                                                                  $       40.0      $      27.6
        =========================================================================================

        (a) Ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture.

        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are comprised of the following:

        =========================================================================================
                                                                  SEPTEMBER 30,     DECEMBER 31,
                                                                      2005             2004
        -----------------------------------------------------------------------------------------
        Trade payables                                            $       40.2      $      33.1
        Accrued liabilties                                                46.1             27.4
        Employee related accrued liabilities                               8.6             22.9
        Taxes payable                                                     15.2             18.4
        Other tax related                                                 11.8              9.9
        Accruals related to acquisition                                   10.6             10.6
        Other accruals                                                    10.3             20.9
        -----------------------------------------------------------------------------------------
                                                                  $      142.8      $     143.2
        =========================================================================================

        CONSOLIDATED STATEMENT OF OPERATIONS

        IMPAIRMENT CHARGES

        During the nine months ended September 30, 2005, the Company recorded impairments associated with long-term investments of $0.6 million and marketable securities of $0.1 million. There were no such impairments in the similar period of 2004.

        OTHER INCOME (EXPENSE) - NET

        ==========================================================================================================
                                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                    SEPTEMBER 30,              SEPTEMBER 30,
                                                            ------------------------------------------------------
                                                                 2005          2004          2005         2004
        ----------------------------------------------------------------------------------------------------------
        Interest income and other                              $    1.8      $    1.6      $     5.3    $    5.3
        Interest expense                                           (2.0)         (0.8)          (5.6)       (1.9)
        Foreign exchange losses                                    (8.5)         (7.6)         (21.4)       (2.6)
        Non-hedge derivative (losses) gains                        (0.8)         (0.1)          (0.7)        3.2
        ----------------------------------------------------------------------------------------------------------
                                                               $   (9.5)     $   (6.9)     $   (22.4)   $    4.0
        ==========================================================================================================

        CONSOLIDATED STATEMENTS OF CASH FLOWS

        CASH INTEREST AND INCOME TAXES PAID

        ==========================================================================================================
                                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                    SEPTEMBER 30,              SEPTEMBER 30,
                                                            ------------------------------------------------------
                                                                 2005          2004          2005         2004
        ----------------------------------------------------------------------------------------------------------
        Interest                                               $    2.3      $    0.1      $     6.3    $     0.7
        Income taxes                                           $    0.9      $    2.7      $     4.3    $     9.0
        ==========================================================================================================

6.      FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

        From time to time, the Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

        During  2005,  the  Company  has  elected  to  mark-to-market   all  its
        derivative contracts.

        GOLD

        The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2005 are as follows:

        ============================================================================================================================
                                                                                                     PUT OPTIONS
                                            SPOT DEFERRED   AVERAGE    CALL OPTIONS     AVERAGE           BOUGHT        AVERAGE
        EXPECTED YEAR OF DELIVERY           OUNCES HEDGED     PRICE    SOLD (OUNCES)  STRIKE PRICE       (OUNCES)     STRIKE PRICE
        ----------------------------------------------------------------------------------------------------------------------------
        2005                                     125,000      $ 460         100,000         $   465       37,500         $   250
        2006                                           -      $   -               -         $     -      150,000         $   250
        ----------------------------------------------------------------------------------------------------------------------------
                                                 125,000      $ 460         100,000         $   465      187,500         $   250
        ============================================================================================================================

        As at September 30, 2005 the Company had spot deferred contracts to deliver 125,000 ounces of gold in the fourth quarter of 2005 having a fair value loss of $1.7 million based on the spot price of gold of $473 as at that date.

        Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. The mark-to-market adjustment increased the liability on the Company's call options sold by $0.8 million for the three and nine months ended September 30, 2005. This unrealized loss was recorded in third quarter earnings.

        FOREIGN CURRENCY

        At  September  30,  2005,  the  Company  had  no  derivative   financial
        instruments outstanding relating to foreign currency.

7.      LONG-TERM DEBT

        ===============================================================================================================
                                                                                                 As at
                                                                               ----------------------------------------
                                                                                    SEPTEMBER 30,       December 31,
                                                                                        2005               2004
        ---------------------------------------------------------------------------------------------------------------
        Corporate revolving credit facility                     Variable            $      140.0        $     105.0
        Kubaka project-financing debt - EBRD loan               Variable                     2.8                2.7
        Fort Knox capital leases                              5.0% - 5.25%                   0.8                2.1
        Refugio capital leases                                5.7% - 6.2%                   13.8               13.1
        ---------------------------------------------------------------------------------------------------------------
                                                                                           157.4              122.9
        Less: current portion                                                               (5.7)              (6.0)
        ---------------------------------------------------------------------------------------------------------------
        Long-term debt                                                              $      151.7        $     116.9
        ===============================================================================================================

        CORPORATE REVOLVING CREDIT FACILITY

        During the nine months ended September 30, 2005, one of the facility's lenders increased its limit by $15 million. The Company subsequently drew down on this additional amount as a LIBOR loan, which was used for working capital purposes, bringing the total of the LIBOR loan outstanding under the facility to $140.0 million as at September 30, 2005. The facility also provides credit support for letters of credit to satisfy financial assurance requirements, primarily associated with reclamation related activities. As at September 30, 2005, letters of credit totaling $113.1 million had been issued under this facility, up from $94.9 million at December 31, 2004.

        In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. Upon each of the first two anniversaries of the facility, with the lenders consent, the Company may extend the maturity of the facility by one year.

8.      COMMON SHARE CAPITAL

        At September 30, 2005, the Company had 345,354,000 common shares outstanding. If all outstanding options and warrants had been exercised and all preferred shares converted a total of 357,401,000 common shares would have been outstanding.

        A summary of common share transactions for the nine months ended September 30, 2005 is as follows:

        =============================================================================================================
                                                                                            NINE MONTHS ENDED
                                                                                           SEPTEMBER 30, 2005
        -------------------------------------------------------------------------------------------------------------
                                                                                      Number of
                                                                                        shares            Amount
        -------------------------------------------------------------------------------------------------------------
                                                                                        (000's)              $
        COMMON SHARES
        Balance, at beginning of period                                                 345,066         $ 1,766.4
        Issued (cancelled):
          Under employee share purchase plan                                                173               1.1
          Under stock option and restricted share plan                                      114               0.4
          Expiry of TVX and Echo Bay options                                                  -              (0.2)
        Conversions:
          Kinam preferred shares                                                              1                 -
        -------------------------------------------------------------------------------------------------------------
        Balance, end of period                                                          345,354         $ 1,767.7
        -------------------------------------------------------------------------------------------------------------

        Common share purchase warrants
        Balance, beginning and end of period                                              8,333         $     9.4
        -------------------------------------------------------------------------------------------------------------
        Total common share capital                                                                      $ 1,777.1
        =============================================================================================================

9.      EARNINGS (LOSS) PER SHARE

        Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods.

        ====================================================================================================================
                                                                            THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                               SEPTEMBER 30,             SEPTEMBER 30,
                                                                         ------------------------- -------------------------
        (NUMBER OF COMMON SHARES IN THOUSANDS)                             2005  (a)       2004      2005  (a)       2004
        --------------------------------------------------------------------------------------------------------------------
        Basic weighted average shares outstanding:                          345,300      346,213      345,194      346,011
        Weighted average shares dilution adjustments:
          Dilutive stock options (b)                                              -           61            -          145
          Restricted shares                                                       -          230            -          230
        --------------------------------------------------------------------------------------------------------------------
        Diluted weighted average shares outstanding                         345,300      346,504      345,194      346,386
        --------------------------------------------------------------------------------------------------------------------

        Weighted average shares dilution adjustments - exclusions: (c)
          Dilutive stock options                                                  -            -            -            -
          Restricted shares                                                       -            -            -            -
          Redeemable preferred shares                                             -        1,058            -        1,058
          Kinam preferred shares                                                  -          332            -          332
        ====================================================================================================================

        (a) As a result of the net loss from continuing operations for the three month period and nine month period ending September 30, 2005, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do so otherwise would have been anti-dilutive.
        (b) Dilutive stock options were determined by using the Company's average share price for the period. For the three months and nine months ended September 30, 2005, the average share prices used were $6.53 and $6.22 per share, respectively. For the three months and nine months ended September 30, 2004, the average share prices used were $5.76 and $6.28 per share, respectively.
        (c) These adjustments were excluded, as they were anti-dilutive for the three months and nine months ended September 30, 2005 and 2004, respectively.

10.     SEGMENTED INFORMATION

        The following tables set forth information by segment for the following periods:

        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the three months ended
          September 30, 2005:
        OPERATING SEGMENTS
          Fort Knox                    $  34.9   $  21.9   $     0.3   $   8.6    $       0.3     $       -   $    0.1    $    3.7
          Kubaka                          17.3      10.6         0.1       3.0            0.6             -       (0.1)        3.1
          Round Mountain                  47.8      26.8         0.5       9.0            0.7             -          -        10.8
          La Coipa                        12.5      10.8         0.1       3.7            0.2             -          -        (2.3)
          Crixas                           8.9       3.2           -       3.1            0.1             -          -         2.5
          Paracatu                        21.1      12.8         0.2       4.4            2.5             -        0.5         0.7
          Musselwhite                      9.2       7.0           -       3.2            0.3             -        0.1        (1.4)
          Porcupine Joint Venture         17.4      12.4         0.2       2.9            1.0             -          -         0.9
          Other operations                13.8       7.2         1.5       2.9            0.1          36.8        0.6       (35.3)
        CORPORATE AND OTHER (c)           (1.8)      0.4         0.2       0.5            1.5           0.1       12.3       (16.8)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 181.1   $ 113.1   $     3.1   $  41.3    $       7.3     $    36.9   $   13.5    $  (34.1)
        ============================================================================================================================


        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the three months ended
          September 30, 2004:
        OPERATING SEGMENTS
          Fort Knox                    $  37.2   $  22.4   $     0.3   $   7.8    $       0.2    $        -   $      -    $    6.5
          Kubaka                           9.7       7.7         0.1       1.4              -             -        1.8        (1.3)
          Round Mountain                  47.9      25.9         0.5      14.9            0.3             -        0.1         6.2
          La Coipa                        14.2      11.2         0.1       3.6            0.1             -        0.3        (1.1)
          Crixas                           9.9       3.2         0.1       3.3            0.1             -          -         3.2
          Paracatu                         9.3       5.1         0.1       2.4              -             -          -         1.7
          Musselwhite                      8.0       5.6           -       2.9            0.5             -          -        (1.0)
          Porcupine Joint Venture         19.1      10.8         0.2       5.3            0.7             -        0.2         1.9
          Other operations                23.1      15.5         0.4       3.6            1.0             -        0.5         2.1
        CORPORATE AND OTHER (c)           (3.8)      0.4         0.4       0.3            2.8             -        6.0       (13.7)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 174.6   $ 107.8   $     2.2   $  45.5    $       5.7    $        -   $    8.9    $    4.5
        ============================================================================================================================


        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the nine months ended
          September 30, 2005:
        OPERATING SEGMENTS
          Fort Knox                    $ 103.0   $  62.5   $     0.9   $  25.6    $       0.5    $        -   $    0.6    $   12.9
          Kubaka                          51.6      36.2         0.3       9.3            1.4             -        0.3         4.1
          Round Mountain                 127.2      73.8         1.4      30.7            1.2             -          -        20.1
          La Coipa                        44.3      34.9         0.3      11.8            0.7             -        0.3        (3.7)
          Crixas                          29.9      10.4         0.1       9.1            0.2             -          -        10.1
          Paracatu                        57.1      36.4         0.6      12.4            4.7             -        0.5         2.5
          Musselwhite                     27.0      20.3         0.1       9.6            1.4             -        0.1        (4.5)
          Porcupine Joint Venture         62.0      39.1         0.7      11.5            2.9             -        0.2         7.6
          Other operations                38.0      23.9         2.6       8.5            0.3          36.8        3.0       (37.1)
        CORPORATE AND OTHER (c)           (4.6)     (0.3)        2.0       1.7            5.3           0.7       32.8       (46.8)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 535.5   $ 337.2   $     9.0   $ 130.2    $      18.6    $     37.5   $   37.8    $  (34.8)
        ============================================================================================================================

        ============================================================================================================================
                                                                                                                          SEGMENT
                                         METAL   COST OF                                                                 EARNINGS
                                         SALES    SALES    ACCRETION   DD&A (a)   EXPLORATION    IMPAIRMENT   OTHER (b)    (LOSS)
        ----------------------------------------------------------------------------------------------------------------------------
        For the nine months ended
          September 30, 2004:
        OPERATING SEGMENTS
          Fort Knox                    $ 100.2   $  64.2   $     1.0   $   21.4   $       0.3    $        -   $      -    $   13.3
          Kubaka                          38.2      25.4         0.3        5.2           0.1             -        2.2         5.0
          Round Mountain                 121.5      64.5         1.4       37.0           0.5             -          -        18.1
          La Coipa                        44.1      29.7         0.2       12.9           0.2             -        0.4         0.7
          Crixas                          28.1       8.9         0.1        9.5           0.2             -          -         9.4
          Paracatu                        28.4      14.7         0.4        7.1             -             -          -         6.2
          Musselwhite                     24.0      16.2         0.1        9.1           1.6             -          -        (3.0)
          Porcupine Joint Venture         59.4      34.1         0.5       16.4           2.5             -        0.2         5.7
          Other operations                53.8      39.4         1.4        8.3           2.3             -        3.8        (1.4)
        CORPORATE AND OTHER (c)          (10.1)      1.1         1.2        0.3           6.9             -       20.9       (40.5)
        ----------------------------------------------------------------------------------------------------------------------------
        TOTAL                          $ 487.6   $ 298.2   $     6.6   $  127.2   $      14.6    $        -   $   27.5    $   13.5
        ============================================================================================================================

        (a) Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
        (b) Other includes other operating costs, general and administrative expenses and (gain) loss on disposal of assets.
        (c)     Includes corporate, shutdown and other non-core operations.

        SEGMENT ASSETS AND CAPITAL EXPENDITURES

        The following table details the segment assets and capital expenditures for the following periods:

        ====================================================================================================================
                                                       SEGMENT ASSETS                          CAPITAL EXPENDITURE
                                                 --------------------------- -----------------------------------------------
                                                           AS AT               THREE MONTHS ENDED        NINE MONTHS ENDED
                                                 ---------------------------      SEPTEMBER 30,             SEPTEMBER 30,
                                                    SEPT 30,       DEC 31,   -----------------------------------------------
                                                      2005          2004       2005          2004        2005        2004
        --------------------------------------------------------------------------------------------------------------------
        OPERATING SEGMENTS
          Fort Knox                                $    303.8    $    284.2     11.0        $ 18.8     $  33.3         38.2
          Kubaka                                         46.5          50.5        -           3.7         0.2         13.7
          Round Mountain                                178.7         205.8      0.9           3.2         3.6          6.7
          La Coipa                                      147.5         162.3      0.6           0.2         2.8          0.6
          Crixas                                         99.1         102.9      1.9           0.7         4.8          2.7
          Paracatu                                      540.3         539.1      4.5           1.2        13.8          3.1
          Musselwhite                                   120.8         127.0      1.3           1.0         3.2          2.6
          Porcupine Joint Venture                        95.9          89.3      5.5           7.5        18.3         14.6
          Other operations                              127.7         196.4      5.8          10.3        27.3         24.3
        CORPORATE AND OTHER (A)                         161.3          76.7      1.3           0.2         2.2          0.5
        --------------------------------------------------------------------------------------------------------------------
        TOTAL                                      $  1,821.6    $  1,834.2   $ 32.8        $ 46.8     $ 109.5      $ 107.0
        ====================================================================================================================

        (a) Includes Corporate and other non-core operations. Also includes $49.5 million and $14.4 million in cash and cash equivalents held at the corporate level as at September 30, 2005 and December 31, 2004, respectively.

        METAL SALES AND PROPERTY, PLANT & EQUIPMENT BY GEOGRAPHICAL REGIONS

        ========================================================================================================================
                                                              METAL SALES                         PROPERTY, PLANT & EQUIPMENT
                                        -----------------------------------------------------  ---------------------------------
                                                                       NINE MONTHS ENDED                     AS AT
                                               NINE MONTHS ENDED          SEPTEMBER 30,        ---------------------------------
                                                 SEPTEMBER 30,      -------------------------   SEPTEMBER 30,     DECEMBER 31,
                                              2005         2004         2005         2004           2005             2004
        ------------------------------------------------------------------------------------------------------------------------
        GEOGRAPHIC INFORMATION:
        United States                       $  77.2      $  95.6      $ 253.6       $ 247.9      $   324.1         $   351.4
        Canada                                 36.5         34.8         94.1          98.4          189.3             217.8
        Russia                                 18.3          9.7         51.6          38.2            0.2               9.0
        Chile                                  18.9         15.3         49.2          46.6          135.7             117.1
        Brazil                                 28.9         19.2         87.0          56.5          542.0             547.1
        Other                                     -            -            -             -              -               1.7
        ------------------------------------------------------------------------------------------------------------------------
        Total                               $ 179.8      $ 174.6      $ 535.5       $ 487.6      $ 1,191.3         $ 1,244.1
        ========================================================================================================================

        The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended September 30, 2005 sales to five customers totaled $32.0 million, $28.9 million, $27.1 million, $22.6 million, and $20.1 million, respectively. For the three months ended September 30, 2004 sales to five customers totaled $34.5 million, $34.2 million, $34.0 million, $29.3 million and $25.1 million, respectively.

        For the nine months ended September 30, 2005 sales to four customers totaled $169.0 million, $83.6 million, $80.0 million and $79.6 million. For the nine months ended September 30, 2004 sales to four customers totaled $144.4 million, $85.7 million, $81.9 million and $63.4 million, respectively.

11.     RELATED PARTY TRANSACTION

        On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd., ("Balloch") and retain 11.67% of the initial interest. The payment of the consideration for the sale of such shares in the amount of CDN $5.5 million is subject to the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch of at least CDN 10.0 million. Art Ditto, a former director and officer of the Company, owns a 17.4% interest in the outstanding common shares of Balloch and upon closing of the private placement which was completed on October 19, 2005, Mr. Ditto will be appointed as the President and Chief Executive Officer of Balloch. Mr. Robert Buchan, a former officer and director of the Company, was the non-executive Chairman of Balloch. No gain on disposal has been recorded during the three months ended September 30, 2005 due to the conditions of the sale condition not being met. The long-term investments in the consolidated balance sheet include less than $0.1 million, as the carrying value of this investment at September 30, 2005. On November 30, 2005, Balloch was renamed Katanga Mining Ltd.

12.     COMMITMENTS AND CONTINGENCIES

        GENERAL

        The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

        LEGAL MATTERS

        The Company is also involved in legal proceedings including claims against it arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

        Class action

        The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the "Complaint"), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. ("Kinam"), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the "Kinam Preferred") into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada's anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs. Among other remedies, the plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of
        26.875 to 80.625 shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the Plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the "Amended Complaint"), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice Counts V, VI and VII of the Amended Complaint. Subsequently, the Company moved for judgment on the pleadings on Count III (the Best Price Rule) and Count IV (the Nevada Rico Claims) of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on Count III (the Best Price Rule). On May 27, 2005, the Court granted the Company's motion and dismissed Counts III and IV of the Amended Complaint. On June 14, 2005, the Court granted plaintiffs' unopposed motion for certification of the class and three subclasses. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action, and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 10).

        THE HELLENIC GOLD PROPERTIES LITIGATION

        Pursuant to an October 14, 1998 judgment of the Ontario Court (General Division), Kinross had been holding a 12% carried interest in the Hellenic Gold Properties as constructive trustee for the Alpha Group. The Alpha Group commenced an action for damages against TVX and Kinross alleging among other things, a breach of trust arising from Kinross' decision to return the Hellenic Gold Properties to the Greek Government and place TVX Hellas into bankruptcy. In November 2005, Kinross entered into a settlement agreement with the Alpha Group pursuant to which Kinross paid the Alpha Group $8.0 million inclusive of legal costs and the parties exchanged mutual releases which brings all litigation between Kinross and the Alpha Group to an end (See Note 13 b) for discussion on subsequent events).

        1235866 Ontario Inc. ("1235866"), the successor to Curragh Resources Inc. commenced an action against the Alpha Group and TVX in 1998 relating to the Hellenic Gold Properties. The action alleged that members of Alpha Group had used confidential Curragh information in their pursuit of the Hellenic Gold Properties and that Alpha and TVX held their respective interest in these properties in trust for 1235866.

        On July 28, 1999, TVX entered into an agreement with 1235866 whereby 1235866 agreed to limit any claim against TVX and diligently pursue its claim against the Alpha Group. In the event that 1235866 was successful in its actions against the Alpha Group, it would become entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic mines to the date of the exercise of the right to acquire the participating interest.

        As a result of Kinross' decision to return the Hellenic Mining Properties to the Greek Government, place TVX Hellas into bankruptcy and settle with the Alpha Group; 1235866 has threatened an action against Kinross for breach of trust and breach of the agreement. To date no pleadings have been exchanged with respect to the threatened action. Kinross believes that it has a good defence to this threatened action.

        Summa

        In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and Manhattan mines ("Royalty Lawsuit.") The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. , The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 10). The first trial was conducted in the Eighth Judicial District Court ("District Court") of Nevada April 1997, with Summa claiming more than $13.0 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $300,000 in attorney's fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and in April 2002, the Supreme Court, sitting en banc, reversed the Judgment of the trial court and returned the action to the District Court for further proceedings consistent with its appellate opinion.

        In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25.0 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries' Motions for Litigation Costs and Attorney's Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $700,000. Summa has filed its notice of appeal in July 2005. The appellate schedule has not been set yet.

        In March, 2004, Summa's successor in interest, Howard Hughes Properties ("Hughes"), filed an action in District Court against Echo Bay and its Subsidiaries (collectively, ("Echo Bay Entities"), as well as Newmont Mining Corporation ("Newmont") more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont ("Director and Officer Defendants") and fifty Doe defendants (collectively, "Defendants".) The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which Defendants, at various indeterminate times and places, diverted and distributed the assets of Echo Bay Entities (to render the Echo Bay Entities insolvent) to each other, so Hughes would be unable to collect any judgment it might obtain against the Echo Bay Defendants (Echo Bay Management and Echo Bay Exploration) in the Royalty Lawsuit. Immediately after being served, the Echo Bay Entities filed a Demand for Change of Venue as of Right and simultaneously moved for a Change of Venue. In May 2004, the District Court denied the motion without explanation, although, as of that date, none of the defendants that had appeared resided in Clark County. The Echo Bay Entities immediately filed their Notice of Appeal from this venue ruling. The Echo Bay Entities also filed a Demand for Stay of the District Court proceedings pending resolution of that appeal. The District Court granted that motion in part and denied it in part, staying all claims in Respondent's Complaint except for the claim asserting violation of the Nevada Uniform Fraudulent Transfers Act ("NUFTA").

        In September 2004, Hughes filed a First Amended Complaint. All Defendants filed a series of motions pursuant to Nevada Rule of Civil Procedure 12 to the remaining NUFTA claim, including a Motion to Dismiss for Lack of Personal Jurisdiction, a Motion for Judgment on the Pleadings and a Motion to Dismiss as a sanction for failure to comply with the District Court's Order to Amend. In January 2005, the District Court entered an Order granting all motions except for the Motion of Judgment on the Pleadings.

        On June 10, 2005, the Echo Bay Entities and Kinross filed a Motion for Judgment on the Pleadings and to Dismiss, based on res judicata, as a final judgment was entered against Respondents in the Royalty Lawsuit. In response, Respondent filed a Motion to Stay All Proceedings and later filed an Opposition, arguing that the judgment entered in the Royalty Lawsuit is not a final judgment, and that until the judgment becomes final (by affirmation from this Court or otherwise), the NUFTA lawsuit should be stayed. The Echo Bay Entities and Kinross opposed the motion to stay.

        All of the pending motions were heard on July 5, 2005 by the District Court. The District Court denied Appellants' Motion for Judgment on the Pleadings and to Dismiss. However, the District Court did agree with the Echo Bay Defendants that all of Hughes' common law claims (Counts 1-2 and 4-8) were not ripe for adjudication and dismissed those claims. The District Court declined to dismiss the NUFTA claim and instead entered an Order staying that the claim pending the outcome of the Royalty Lawsuit appeal.

        After this extensive motion practice, all claims from Hughes' Complaint have been dismissed, except for the NUFTA claim, which is stayed pending the outcome of the appeal on the Royalty Lawsuit. The only defendants remaining are the Echo Bay Entities, Kinross, Newmont Mining Corporation and five of the individual defendants (who did not join in the motion to dismiss for lack of personal jurisdiction.) Hughes' motion to stay the Venue appeal remains pending.

        INCOME TAXES

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at September 30, 2005 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

        BRAZIL

        In September 2005, Mineracao Serra Grande, S.A. ("MSG") received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $29.0 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixas operating segment.

13.     SUBSEQUENT EVENTS

a)      AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION
        On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

        On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

        Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10.0 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

        As a result of the restatement discussed in Note 3, the Company plans to engage in further discussions with Crown Resources to determine the future process for this transaction.

b)      SETTLEMENT OF LITIGATION
        On November 4, 2005, the Company settled the litigation associated with the Alpha group regarding the Hellenic mines for $8.0 million. The cost of this settlement was included in the accrual for litigation in 2004.

c)      SALE OF AQUARIUS
        On December 7, 2005, the Company signed a letter of intent with St Andrew Goldfields Ltd. to sell its interest in the Aquarius project in Timmins, Ontario in consideration for 100 million common shares and 25 million warrants in St Andrew Goldfields Ltd. These warrants are exercisable into 25 million common shares subject to certain terms and conditions upon payment of $0.17 per share. The proceeds which will be ultimately valued on closing were estimated to be $14.3 million. During the three months ended September 30, 2005 the Company has recorded an impairment charge related to carrying value of property, plant and equipment and goodwill of the Aquarius project for $36.8 million.


                                       18